Exhibit 99.1

BUSINESS COMBINATION AGREEMENT

between

YAMANA GOLD INC.,

and

NORTHERN ORION RESOURCES INC.

Dated as of July 19, 2007

ARTICLE 1 DEFINITIONS, INTERPRETATION AND SCHEDULES
1.01	Definitions
1.02	Interpretation Not Affected by Headings
1.03	Number, Gender and Persons
1.04	Date for any Action
1.05	Statutory References
1.06	Currency
1.07	Invalidity of Provisions
1.08	Accounting Matters
1.09	Knowledge
1.10	Meaning of Certain Phrase
1.11	Schedules

ARTICLE 2 THE ARRANGEMENT
2.01	Arrangement
2.02	Effective Date
2.03	Board of Directors/Officers
2.04	Consultation
2.05	Court Proceedings
2.06	Effecting the Arrangement
2.07	Closing
2.08	Tax Matters

ARTICLE 3 REPRESENTATIONS AND WARRANTIES
3.01	Representations and Warranties of Northern Orion
3.02	Representations and Warranties of Yamana
3.03	Survival of Representations and Warranties

ARTICLE 4 COVENANTS
4.01	Covenants of Northern Orion
4.02	Covenants of Yamana
4.03	Mutual Covenants
4.04	Northern Orion Employee Options/SARs
4.05	Northern Orion Non-Employee Options/Warrants
4.06	Indemnification and Insurance

ARTICLE 5 CONDITIONS
5.01	Mutual Conditions
5.02	Northern Orion Conditions
5.03	Yamana Conditions
5.04	Notice and Cure Provisions
5.05	Merger of Conditions

ARTICLE 6 NON-SOLICITATION AND TERMINATION FEE
6.01	Covenant Regarding Non-Solicitation
6.02	Notice of Superior Proposal Determination
6.03	Termination Fee Event

ARTICLE 7 AMENDMENT AND TERMINATION
7.01	Amendment
7.02	Mutual Understanding Regarding Amendments

7.03	Termination

ARTICLE 8 GENERAL
8.01	Notices
8.02	Remedies
8.03	Expenses
8.04	Time of the Essence
8.05	Entire Agreement
8.06	Further Assurances
8.07	Governing Law
8.08	Execution in Counterparts
8.09	Waiver
8.10	No Personal Liability
8.11	Enurement and Assignment

Schedule A – PLAN OF ARRANGEMENT
Schedule B – DESCRIPTION OF NORTHERN ORION SUBSIDIARIES
Schedule C – DESCRIPTION OF NORTHERN ORION SIGNIFICANT INTEREST COMPANIES
Schedule D – SUPPORT AGREEMENT

ii

BUSINESS COMBINATION AGREEMENT

THIS AGREEMENT made as of the 19th day of July, 2007

BETWEEN:

YAMANA GOLD INC.,

a corporation existing under the
Canada Business Corporations Act,

(hereinafter referred to as “Yamana”)

OF THE FIRST PART
- and -

NORTHERN ORION RESOURCES INC.,

a corporation existing under the
Business Corporations Act (British Columbia),

(hereinafter referred to as “Northern Orion”)

OF THE SECOND PART

WITNESSES THAT:

WHEREAS, the parties have entered into a binding letter agreement dated June 27, 2007, pursuant to which the parties agreed to effect a business combination;

WHEREAS Yamana and Northern Orion propose to effect the business combination by way of a Plan of Arrangement of Northern Orion under the provisions of the Business Corporations Act (British Columbia) upon and subject to the terms and conditions herein;

AND WHEREAS, the Arrangement is intended to qualify for U.S. federal income tax purposes as a reorganization under the provisions of section 368(a) of the United States Internal Revenue Code of 1986, as amended, the rules and regulations promulgated thereunder and other applicable U.S. federal income tax law;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS, INTERPRETATION AND SCHEDULES

1.01                        Definitions

In this Agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)                                                     “Acquisition Proposal” means, other than from Yamana or a Subsidiary of Yamana, any bona fide inquiry, proposal or offer made by a party with whom Northern Orion and each of its officers and directors deals at arm’s length regarding any merger, amalgamation, statutory arrangement, share exchange, business combination recapitalization, take-over bid, tender offer, sale or other disposition of all or substantially all of its assets (on a consolidated basis), in a single transaction or a series of related transactions, (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale or other disposition of all or substantially all of it’s assets), reorganization, liquidation, winding-up, sale, issue or redemption of 20% or more of the total number of common shares or rights or interests therein or thereto or similar transactions involving Northern Orion and/or its Subsidiaries, (other than the Arrangement and all other transactions to be completed in connection with the Arrangement contemplated in this Agreement and any transaction that is in the usual, ordinary and regular course of business of Northern Orion and consistent with past practices of Northern Orion or as contemplated in the Disclosure Memorandum);

(b)                                                    “Agreement” means this business combination agreement, together with the schedules or exhibits attached hereto, as amended, amended and restated or supplemented from time to time;

(c)                                                     “AMEX” means the American Stock Exchange;

(d)                                                    “Announcement Date” means June 27, 2007;

(e)                                                     “Arrangement” means an arrangement of Northern Orion under the provisions of the BCBCA and on the terms and conditions set forth in the Plan of Arrangement subject to any amendment or supplement thereto made in accordance therewith, herewith or made at the direction of the Court in the Final Order (with the consent of Northern Orion and Yamana, each acting reasonably);

(f)                                                       “BCBCA” means the Business Corporations Act (British Columbia);

(g)                                                    “Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, Vancouver, British Columbia or New York, New York;

(h)                                                    “Canadian GAAP” means accounting principles generally accepted in Canada;

(i)                                                        “Canadian Resident” means a beneficial owner of Northern Orion Common Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

(j)                                                        “Change in Recommendation” means withdraw, modify, qualify or change in a manner adverse to Yamana, or publicly propose to or publicly state that it intends to withdraw, modify, qualify or change in a manner adverse to Yamana the approval, recommendation or declaration of advisability of the board of directors of Northern Orion of the Arrangement;

(k)                                                     “Code” means the United States Internal Revenue Code of 1986, as amended or any successor thereto;

(l)                                                        “Completion Deadline” means the date by which the transactions contemplated by this Agreement are to be completed, which date shall be December 31, 2007;

(m)                                                  “Confidentiality Agreement” means the confidentiality agreement dated May 25, 2007 between Yamana and Northern Orion;

(n)                                                    “Converted Consensual Transaction” shall have the meaning ascribed thereto in subsection 4.02(y)(viii);

(o)                                                    “Court” means the Supreme Court of British Columbia;

(p)                                                    “Converted Yamana Option” shall have the meaning ascribed thereto in subsection 2.01(b) hereof;

(q)                                                    “disclosed by Northern Orion” means disclosed by Northern Orion in its public disclosure filings since January 1, 2006 or disclosed in the Disclosure Memorandum;

(r)                                                       “disclosed by Yamana” means disclosed by Yamana in its public disclosure filings since January 1, 2006 or disclosed in the Disclosure Memorandum;

(s)                                                     “Disclosure Memorandum” means the memorandum executed and delivered by Northern Orion and Yamana dated the date hereof with respect to certain matters in this Agreement;

(t)                                                       “Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

(u)                                                    “Effective Date” means the Effective Date as defined in the Plan of Arrangement;

(v)                                                    “Effective Time” means the Effective Time as defined in the Plan of Arrangement;

(w)                                                  “Eligible Holder” means a beneficial holder of Northern Orion Common Shares immediately prior to the Effective Time who is either (i) a Canadian Resident, or (ii) an Eligible Non-Resident;

(x)                                                      “Eligible Non-Resident” means a beneficial holder of Northern Orion Common Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and whose Northern Orion Common Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act;

(y)                                                    “Encumbrance” means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(z)                                                      “Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by any Governmental Entity pursuant to any Environmental Law;

(aa)                                               “Environmental Laws” means all applicable Laws, including applicable common law, relating to the protection of the environment and employee and public health and safety, and includes Environmental Approvals;

(bb)                                             “Final Order” means the order of the Court pursuant to subsection 291 of the BCBCA approving the Arrangement, as such order may be amended at any time prior to the Effective Date (with the consent of Northern Orion and Yamana, each acting reasonably) or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(cc)                                               “Governmental Entity” means any applicable (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi governmental or private body (including any stock exchange or Securities Authority) exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(dd)                                             “Hazardous Substance” means any chemical, material or substance in any form, whether solid, liquid, gaseous, semisolid or any combination thereof, whether waste material, raw material, finished product, intermediate product, byproduct or any other material or article, that is listed or regulated under any Environmental Laws as a hazardous substance, toxic substance, waste or contaminant or is otherwise listed or regulated under any Environmental Laws because it poses a hazard to human health or the environment, including petroleum products, asbestos, PCBs, urea formaldehyde foam insulation and lead-containing paints or coatings;

(ee)                                               “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, of the United States of America, and the rules and regulations thereunder;

(ff)                                                   “In the Money Amount” means in respect of a stock option or warrant at any time, the amount, if any, by which the aggregate fair market value at that time of the securities subject to the option or warrant exceeds the aggregate exercise price under the option or warrant;

(gg)                                             “Interim Order” means the interim order of the Court, as such order may be amended, (with the consent of Northern Orion and Yamana, each acting reasonably) pursuant to subsection 291 of the BCBCA, made in connection with the Arrangement;

(hh)                                             “Laws” means all written and published laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity;

(ii)                                                     “Liability” of any person shall mean and include: (i) any right against such person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such person for the performance of any covenant or agreement (whether for the payment of money or otherwise);

(jj)                                                     “Loan Agreement” means the loan agreement dated the date hereof between Northern Orion and Yamana in respect of a loan to Yamana in the amount of US$200 million;

(kk)                                               “LSE” means the London Stock Exchange;

(ll)                                                     “Management Parties” means the persons (other than Yamana) named in the Disclosure Memorandum who are party to the Support Agreement;

(mm)                                         “Material Adverse Change” means, in respect of Yamana or Northern Orion, any one or more changes, events or occurrences, and “Material Adverse Effect” means, in respect of Yamana or Northern Orion, any state of facts, which, in either case, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, properties, assets, liabilities obligations or condition (financial or otherwise) of Yamana and the Yamana Material Subsidiaries, or Northern Orion and the Northern Orion Subsidiaries, respectively, on a consolidated basis, other than any change, effect, event or occurrence: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide mining industry in general and which does not have a materially disproportionate effect on Yamana and the Yamana Material Subsidiaries on a consolidated basis, or Northern Orion and the Northern Orion

Subsidiaries on a consolidated basis, respectively; (iii) resulting from changes in the price of gold or copper; (iv) relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa; or (v) which is a change in the trading price of the publicly traded securities of the other party (A) immediately following and reasonably attributable to the disclosure of the Arrangement and the matters contemplated hereby or (B) related to a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from the definition of Material Adverse Change and Material Adverse Effect under subparagraphs  (i) through (iv) above, and references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a “Material Adverse Change” has occurred or whether a state of facts exists that has or could have a “Material Adverse Effect” and such defined terms and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts;

(nn)                                             “Meridian” means Meridian Gold Inc., a corporation existing under the laws of Canada;

(oo)                                             “Meridian Common Shares” means the common shares in the capital of Meridian;

(pp)                                             “Meridian Offer” means Yamana’s offer to Meridian Shareholders to acquire all of the outstanding Meridian Common Shares;

(qq)                                             “Meridian Offer Circular” means the offer circular relating to the Meridian Offer;

(rr)                                                   “Meridian Offer Consideration” means the consideration offered to Meridian for each common share of Meridian pursuant to the Meridian Offer equal to C$3.15 in cash plus 2.235 common shares of Yamana, subject to pro ration;

(ss)                                               “Meridian Shareholders” means, at any time, the holders of Meridian Common Shares;

(tt)                                                   “Northern Orion” means Northern Orion Resources Inc., a company existing under the laws of the Province of British Columbia;

(uu)                                             “Northern Orion Common Shares” means the common shares in the capital of Northern Orion;

(vv)                                             “Northern Orion Documents” shall have the meaning ascribed thereto in subsection 3.01(t);

(ww)                                         “Northern Orion Employee Options” means an option to purchase Northern Orion Common Shares issued pursuant to the Northern Orion Option Plan or otherwise that was granted to a person in their capacity as an employee, director or officer of Northern Orion;

(xx)                                                 “Northern Orion Group Companies” means the Northern Orion Subsidiaries and the Northern Orion Significant Interest Companies, collectively;

(yy)                                             “Northern Orion Financial Statements” shall have the meaning ascribed thereto in subsection 3.01(i);

(zz)                                                 “Northern Orion Meeting” means the special meeting, including any adjournments or postponements thereof, of the Northern Orion Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the Northern Orion Resolution;

(aaa)                                         “Northern Orion Non-Employee Options” means an option to purchase Northern Orion Common Shares issued pursuant to the Northern Orion Option Plan or otherwise that was not granted to a person in their capacity as an employee, director or officer of Northern Orion;

(bbb)                                      “Northern Orion Options” means collectively the Northern Orion Employee Options and the Northern Orion Non-Employee Options;

(ccc)                                         “Northern Orion Option Plan” means the amended and restated Incentive Share Purchase Option Plan of Northern Orion effective as of February 23, 2005;

(ddd)                                      “Northern Orion Plans” shall have the meaning ascribed thereto in subsection 3.01(r);

(eee)                                         “Northern Orion Properties” means the properties of Northern Orion set forth in the Disclosure Memorandum;

(fff)                                               “Northern Orion Proxy Circular” means the management information circular to be prepared by Northern Orion with the assistance of Yamana in respect of the Northern Orion Meeting;

(ggg)                                      “Northern Orion Resolution” means the special resolution of the shareholders of Northern Orion approving the Arrangement and this Agreement;

(hhh)                                      “Northern Orion SAR” means a stock appreciation right granted pursuant to the Northern Orion Option Plan;

(iii)                                                  “Northern Orion Share Exchange Ratio” shall have the meaning ascribed thereto in subsection 2.01(a);

(jjj)                                                  “Northern Orion Shareholders” means, at any time, the holders of Northern Orion Common Shares;

(kkk)                                         “Northern Orion Shareholder Approval” shall have the meaning ascribed to such term in section 2.01(5)(a) hereof;

(lll)                                                  “Northern Orion Significant Interest Companies” means, collectively, the corporations listed in Schedule C hereto, being corporations in which Northern Orion owns a direct or indirect voting or equity interest of greater than 25%;

(mmm)                                “Northern Orion Subsidiaries” means, collectively, the corporations listed in Schedule B attached hereto;

(nnn)                                      “Northern Orion Warrants” means the Series A and Series B common share purchase warrants of Northern Orion issued pursuant to indentures dated May 29, 2003 and February 17, 2005, respectively;

(ooo)                                      “NYSE” means the New York Stock Exchange, Inc.;

(ppp)                                      “Plan of Arrangement” means the plan of arrangement as between Yamana, Yamana Subco and Northern Orion substantially in the form and content of Schedule A attached hereto, and any amendment or variation thereto made in accordance with section 7.1 of the Plan of Arrangement or section 7.01 hereof;

(qqq)                                      “Post-Amendment Meeting” shall have the meaning ascribed thereto in subsection 4.01(b)(iv);

(rrr)                                               “Release” shall mean any release, spill, leak, discharge, abandonment, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping, depositing, dispersing, passive migration, allowing to escape or migrate into or through the environment (including ambient air, surface water, ground water, land surface and subsurface strata or within any building, structure, facility or fixture) of any Hazardous Substance, including the abandonment or discarding of Hazardous Substances in barrels, drums, tanks or other containers, regardless of when discovered;

(sss)                                         “Remedial Action” shall mean any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean-up, remediation, closure, site restoration, remedial response or remedial work;

(ttt)                                               “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 of the United States of America and the related rules and regulations promulgated under such Act and the 1934 Act;

(uuu)                                      “SEC” means the United States Securities and Exchange Commission;

(vvv)                                      “Second Step Transaction” shall have the meaning ascribed thereto in subsection 4.02(y)(vi);

(www)                                “Securities Authorities” means the Ontario Securities Commission, the British Columbia Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada and the SEC, collectively;

(xxx)                                            “Security Agreement” means the security agreement made as of the date hereof between Yamana and Northern Orion granting Northern Orion a security interest in 15,673,981 Meridian Common Shares acquired by Yamana pursuant to the Meridian Offer (being Meridian Common Shares having an aggregate value of US $400,000,000 based on the 20-day volume weighted average price of the common shares of Meridian for the period ending June 27, 2007);

(yyy)                                      “SEDAR” means the System for Electronic Document Analysis and Retrieval;

(zzz)                                            “Subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment, and, in the case of Yamana, includes the Yamana Material Subsidiaries, and in the case of Northern Orion, includes the Northern Orion Subsidiaries;

(aaaa)                                   “Superior Proposal” means a written Acquisition Proposal made by a third party, directly or indirectly, to acquire all or substantially all of the assets of Northern Orion (on a consolidated basis) or not less than 66 2/3% of the Northern Orion Common Shares, whether by way of merger, amalgamation, arrangement, share exchange, take-over bid, business combination, or otherwise, and that the board of directors of Northern Orion determines in good faith after consultation with its financial advisors and outside legal counsel (a) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal and is not subject to any extraordinary due diligence condition(s), (b) is fully financed or is reasonably capable of being fully financed, (c) that is offered or made to all Northern Orion Shareholders on the same terms and (d) would in the opinion of the board of directors of Northern Orion acting in good faith if consummated in accordance with its terms (without assuming away the risk of non-completion), result in a transaction more favourable to Northern Orion Shareholders, from a financial point of view, than the terms of the Arrangement;

(bbbb)                               “Superior Proposal Notice” shall have the meaning ascribed thereto in subsection 6.02(a);

(cccc)                                   “Support Agreement” means the support agreement dated the date hereof between Yamana and the Management Parties substantially in the form of Schedule D hereto;

(dddd)                               “Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada or Québec Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

(eeee)                                   “Tax Act” means the Income Tax Act (Canada), as amended and the regulations thereunder, as amended;

(ffff)                                           “Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act;

(gggg)                               “Tax Returns” means all returns, schedules, elections, declarations, reports, information returns, notices, forms, statements and other documents filed with any taxing authority or required to be filed with any taxing authority relating to Taxes;

(hhhh)                               “Termination Fee” shall have the meaning ascribed thereto in subsection 6.03;

(iiii)                                               “Transaction” shall have the meaning ascribed thereto in Section 2.08;

(jjjj)                                               “TSX” means the Toronto Stock Exchange;

(kkkk)                                   “Yamana” means Yamana Gold Inc., a corporation existing under the laws of Canada;

(llll)                                               “Yamana Circular” means as defined in subsection 4.02(a);

(mmmm)                       “Yamana Common Shares” means the common shares in the capital of Yamana;

(nnnn)                               “Yamana Corporate Action” means, except in connection the Arrangement contemplated in this Agreement or the Meridian Offer (i) the sale, pledge, disposition of or encumbrance of any material assets of Yamana in an amount in excess of $50,000,000; (ii) the acquisition by Yamana of any material assets in an amount in excess of $50,000,000; (iii) incurring any indebtedness for borrowed money or any other material liability or obligation or issue of any debt securities by Yamana in an amount in excess of $50,000,000 net of cash and cash equivalents held by Yamana and its affiliates except for the purpose of funding the cash portion of the Meridian Offer Consideration contemplated herein; (iv) the amendment of the constating documents of Yamana; or (v) the issue, grant, sale or pledge of shares of Yamana, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire shares of Yamana (other than common shares issuable upon the exercise of currently outstanding options and warrants), representing more than 10% of the outstanding shares of Yamana;

(oooo)                               “Yamana Documents” shall have the meaning ascribed thereto in subsection 3.02(r);

(pppp)                               “Yamana Financial Statements” shall have the meaning ascribed thereto in subsection 3.02(h);

(qqqq)                               “Yamana Material Subsidiaries” means, collectively, the corporations listed as such in the Disclosure Memorandum;

(rrrr)                                           “Yamana Meeting” means the special meeting, including any adjournments or postponements thereof, of the Yamana Shareholders if required to be held, among other things, to consider and, if deemed advisable, to approve the Yamana Resolution;

(ssss)                                   “Yamana Options” means the outstanding options, as at July 11, 2007, to purchase an aggregate of 10,753,862 Yamana Common Shares issued pursuant to the Yamana Share Option Plans;

(tttt)                                           “Yamana Resolution” means the special resolution of the shareholders of Yamana approving the Arrangement and this Agreement;

(uuuu)                               “Yamana Share Option Plans” means the Yamana Amended Share Incentive Plan dated May 2, 2006, the RNC Gold Inc. Amended and Restated Stock Option Plan dated April 14, 1995, as amended and the Viceroy Exploration Ltd. 2005 Amended and Restated Stock Option and Share Compensation Plan dated April 22, 2005;

(vvvv)                               “Yamana Shareholders” means, at any time, the holders of Yamana Common Shares;

(wwww)                       “Yamana Subco” shall have the meaning ascribed thereto in subsection 4.02(r);

(xxxx)                                       “Yamana Warrants” means the outstanding warrants to purchase an aggregate of 16,843,560 Yamana Common Shares;

(yyyy)                               “1933 Act” means the Securities Act of 1933, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder;

(zzzz)                                       “1934 Act” means the Securities Exchange Act of 1934, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder; and

(aaaaa)                             “1940 Act” means the Investment Company Act of 1940, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder.

In addition, words and phrases used herein and defined in the BCBCA shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.02                        Interpretation Not Affected by Headings

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.  References in this Agreement to “include”, “includes” or “including” mean “including, without limitation”.

1.03                        Number, Gender and Persons

In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter, and the word person and all words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any Governmental Entity, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.

1.04                        Date for any Action

If the date on which any action is required to be taken hereunder by any party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.05                        Statutory References

Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.06                        Currency

Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

1.07                        Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Law, the parties hereto waive any provision of Law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The parties hereto will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof that it replaces.

1.08                        Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with Canadian GAAP applied on a consistent basis.

1.09                        Knowledge

Where the phrases “to the knowledge of Yamana” or “to Yamana’s knowledge” or “to the knowledge of Northern Orion” or “to Northern Orion’s knowledge” are used: (i) in respect of

Yamana, the Yamana Material Subsidiaries and Northern Orion or the Northern Orion Subsidiaries, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon: (A) in the case of Yamana and the Yamana Material Subsidiaries, the collective actual knowledge of those officers of Yamana and the Yamana Material Subsidiaries set forth in the Disclosure Memorandum; and (B) in the case of Northern Orion and the Northern Orion Subsidiaries, the collective actual knowledge of those officers of Northern Orion and the Northern Orion Subsidiaries set forth in the Disclosure Memorandum; and (ii) to qualify any representation and warranty or statement made in respect of the Northern Orion Significant Interest Companies, such phrase shall mean that to the collective actual knowledge of those officers of Northern Orion and the Northern Orion Subsidiaries and those officers, directors or members of a management or operating committee of a Northern Orion Significant Interest Company who are set forth in the Disclosure Memorandum, they have no actual knowledge that the representation and warranty or statement qualified by such phrase is incorrect.

1.10                        Meaning of Certain Phrase

In this Agreement the phrase “in the ordinary and regular course of business” shall mean and refer to those activities that are normally conducted by corporations engaged in the exploration for precious and base metals and in the construction and operation of precious and base metal mines.

1.11                        Schedules

The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter

A	Plan of Arrangement
B	Description of Northern Orion Subsidiaries
C	Description of Northern Orion Significant Interest Companies
D	Support Agreement

ARTICLE 2
THE ARRANGEMENT

2.01                        Arrangement

At the Effective Time, pursuant to the terms hereof and the Plan of Arrangement, Yamana and Northern Orion will effect a combination of their respective businesses by way of an Arrangement under the BCBCA pursuant to which:

(a)                                                     each outstanding Northern Orion Common Share (other than Northern Orion Common Shares held by a holder who has validly exercised its Dissent Rights and who is ultimately entitled to be paid fair value for the holder’s Northern Orion Common Shares, or held by Yamana or any Subsidiary of Yamana) will be exchanged by the holder thereof for 0.543 of a Yamana Common Share (the “Northern Orion Share Exchange Ratio”) plus $0.001 in cash;

(b)                                                    each Northern Orion Employee Option outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged for an option (a “Converted Yamana Option”) to acquire (on the same terms and conditions as were applicable to such Northern Orion Employee Option immediately before the Effective Time under the relevant Northern Orion Option Plan under which it was issued and the agreement evidencing the grant except to the extent that such Converted Yamana Option will expire on the earlier of the expiry date for such option and one year after the Effective Date if the holder thereof ceases to be an employee, director or officer of Northern Orion as of the Effective Date and does not then become an employee, consultant, director or officer of Yamana or a Yamana Material Subsidiary on that date), the number (rounded down to the nearest whole number) of Yamana Common Shares equal to the product of: (A) the number of Northern Orion Common Shares subject to such Northern Orion Employee Option immediately prior to the Effective Time and (B) the Northern Orion Share Exchange Ratio.  The exercise price per Yamana Common Share subject to any such Converted Yamana Option shall be an amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of (A) the exercise price per Northern Orion Common Share subject to such Northern Orion Option immediately before the Effective Time divided by (B) the Share Exchange Ratio, provided that the exercise price otherwise determined shall be adjusted to the extent, if any, required to ensure that the In the Money Amount of the Converted Yamana Option immediately after the exchange is equal to the In the Money Amount of the exchanged Northern Orion Option immediately before the Effective Time; and

(c)                                                     in accordance with the terms of the Northern Orion Warrants and Northern Orion Non-Employee Options, each Northern Orion Warrant and each Northern Orion Non-Employee Option outstanding immediately prior to the Effective Time, shall entitle the holder thereof to receive upon exercise, (on the same terms and conditions as were applicable to such Northern Orion Warrant or Northern Orion Non-Employee Option immediately before the Effective Time except to the extent that the Northern Orion Non-Employee Option will expire on the earlier of the expiry date for such option and one year after the Effective Date if the holder thereof ceases to be a consultant of Northern Orion as of the Effective Date and does not then become an employee, consultant, director or officer of Yamana or a Yamana Material Subsidiary on that date) (i) the number (rounded down to the nearest whole number) of Yamana Common Shares equal to the product of: (A) the number of Northern Orion Common Shares subject to such Northern Orion Warrant or Northern Orion Non-Employee Option, as the case may be, immediately prior to the Effective Time and (B) the Northern Orion Share Exchange Ratio and (ii) Cdn. $0.001 in cash.

2.02                        Effective Date

The Arrangement shall become effective at the Effective Time.

2.03                        Board of Directors/Officers

The parties hereto agree that, as of the Effective Time, the current officers and senior management of Yamana shall continue to hold their respective offices.

2.04                        Consultation

Yamana and Northern Orion agree that there will be no public announcement or other disclosure with respect to this Agreement or the Arrangement unless they have mutually agreed thereto or unless otherwise required by applicable Laws based on the advice of counsel.  If either Party is required by applicable Laws to make a public announcement with respect to this Agreement or the Arrangement, such Party will provide as much notice to the other as reasonably possible, including the proposed text of such announcement.  Yamana and Northern Orion will consult with the other of them in making any filing with any Governmental Entity, Securities Authority or stock exchange with respect thereto. Each of Yamana and Northern Orion shall use its commercially reasonable best efforts to enable the other of them to review and comment on all such filings prior to the release or filing, respectively, thereof.

2.05                        Court Proceedings

Northern Orion shall apply to the Court pursuant to subsection 288 of the BCBCA for the Interim Order and Final Order as follows:

(a)                                                 As soon as is reasonably practicable after the date of execution of this Agreement, Northern Orion shall file, proceed with and diligently pursue an application to the Court for an Interim Order and shall request that the Interim Order shall provide:

(i)                                     for the class of persons to whom notice is to be provided in respect of the Arrangement, the Northern Orion Meeting and for the manner in which such notice is to be provided;

(ii)                                  that the requisite approval for the Northern Orion Resolution shall be 75% of the votes cast on the Northern Orion Resolution by the holders of Northern Orion Common Shares present in person or by proxy at the Northern Orion Meeting (the “Northern Orion Shareholder Approval”);

(iii)                               that in all other respects, the terms, conditions and restrictions of the Northern Orion constating documents, including quorum requirements and all other matters, shall apply in respect of the Northern Orion Meeting;

(iv)                              for the grant of the Dissent Rights;

(v)                                 for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vi)                              that the Northern Orion Meeting may be adjourned or postponed from time to time by management of Northern Orion without the need for additional approval of the Court; and

(vii)                           that the record date for Northern Orion shareholders entitled to notice of and to vote at the Northern Orion Meeting will not change in respect of any adjournment(s) or postponement(s) of the Northern Orion Meeting;

(b)                                                    subject to obtaining the approvals as contemplated by the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and to apply for the Final Order.

The notices of motion and related materials for the applications referred to in this section shall be in a form satisfactory to Yamana and Northern Orion, each acting reasonably.

2.06                        Effecting the Arrangement

Subject to the rights of termination contained in Article Seven hereof and the provisions of Section 4.01(b)(iv) hereof, upon the Northern Orion Shareholders providing the Northern Orion Shareholder Approval in accordance with the Interim Order, Northern Orion obtaining the Final Order and the other conditions contained in Article Five hereof being complied with or waived within the time period specified herein,  Northern Orion shall, if necessary, file with the Registrar the Final Order and such other documents as may be required in order to effect the Arrangement.

2.07                        Closing

The closing of the Arrangement will take place at the offices of Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2 at 8:00 a.m. (Toronto time) on the Effective Date.

2.08                        Tax Matters

Yamana and Northern Orion intend to adopt this Agreement as a “plan of reorganization” within the meaning of treasury regulation Section 1.368-2(g) and to treat the Arrangement as a “reorganization” within the meaning of section 368(a)(1) of the Code, and to not take any position on any Tax Return or otherwise take any tax position inconsistent with such treatment, unless otherwise required by a “determination” within the meaning of Section 1313 of the Code that such treatment is not correct.  To that end, it is acknowledged that: (a) the exchange of securities pursuant to subsections 2.01(a) hereof and Section 3.01 of the Plan of Arrangement; (b) the contribution of the Northern Orion Common Shares by Yamana to Yamana Subco effected pursuant to Section 3.01(e) of the Plan of Arrangement; and (c) the amalgamation which Yamana has covenanted to effect pursuant to subsection 4.02(r) (together the “Transaction”) hereof are interdependent steps in a single transaction, to which the parties hereto are legally committed as provided herein and which may be fairly characterized as a “reorganization” within the meaning of Section 368(a) of Code.  However, none of Northern Orion and its affiliates nor Yamana and its affiliates provide any assurances to the other or to any Northern Orion Shareholder or any holder of Northern Orion securities (including without limitation any holder of Northern Orion Warrants or Northern Orion Options) regarding the U.S. federal income tax consequences of the Arrangement to any Northern Orion shareholder, or any holder of Northern Orion securities. Each party hereto agrees to act in good faith, consistent with the intent of the parties and the intended treatment of the Arrangement as set forth in this Section 2.08.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.01                        Representations and Warranties of Northern Orion

Northern Orion hereby represents and warrants to Yamana and hereby acknowledges that Yamana is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:

(a)                                                     Organization.  Northern Orion, each of the Northern Orion Subsidiaries and, to the knowledge of Northern Orion, each of the Northern Orion Significant Interest Companies, has been incorporated, is validly subsisting and has full corporate or legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Northern Orion, each of the Northern Orion Subsidiaries and, to the knowledge of Northern Orion, each of the Northern Orion Significant Interest Companies, is registered, licensed or otherwise qualified as an extra provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Northern Orion.  All of the outstanding shares of the Northern Orion Subsidiaries and the outstanding shares representing Northern Orion’s interest in each of the Northern Orion Significant Interest Companies are validly issued, fully paid and non-assessable to the extent such a concept exists under applicable Law. Except as otherwise disclosed in the Disclosure Memorandum, all of the outstanding shares of the Northern Orion Subsidiaries are owned, directly or indirectly, by Northern Orion or a Northern Orion Subsidiary. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Northern Orion Subsidiary and except as disclosed by Northern Orion in the Disclosure Memorandum, the outstanding shares of each of the Northern Orion Group Companies which are owned by Northern Orion are owned free and clear of all Encumbrances and neither Northern Orion nor any of the Northern Orion Group Companies is liable to any Northern Orion Group Company or to any creditor in respect thereof.  Except pursuant to this Agreement and the transactions contemplated hereby, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of, or interest in, any of the Northern Orion Subsidiaries from either Northern Orion or any of the Northern Orion Subsidiaries.

(b)                                                    Capitalization.  Northern Orion is authorized to issue 900,000,000 shares divided into 700,000,000 Northern Orion Common Shares, 100,000,000 first preference shares and 100,000,000 second preference shares. As at July 11, 2007, there were: (i) 154,087,161 Northern Orion Common Shares outstanding; (ii) Northern Orion Options to acquire an aggregate of 12,567,500 Northern Orion Common Shares were outstanding; and (iii) Northern Orion Warrants outstanding to acquire an aggregate of 56,571,850 Northern Orion Common Shares. The Northern Orion Options, the Northern Orion Warrants and the Northern Orion SARs are described in the Disclosure Memorandum. Except for the Northern Orion

                                                                   Options, the Northern Orion Warrants and the Northern Orion SARs, and except pursuant to this Agreement and the transactions contemplated hereby as of the date hereof, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Northern Orion or any of the Northern Orion Subsidiaries to issue or sell any shares of Northern Orion, any of the Northern Orion Subsidiaries or, to the knowledge of Northern Orion, any of the Northern Orion Significant Interest Companies, any securities or obligations of any kind convertible into or exchangeable for any shares of Northern Orion or any of the Northern Orion Subsidiaries or, to the knowledge of Northern Orion, any of the Northern Orion Significant Interest Companies. All outstanding Northern Orion Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of Northern Orion, any of the Northern Orion Subsidiaries or, to the knowledge of Northern Orion, any of the Northern Orion Significant Interest Companies having the right to vote with the Northern Orion Shareholders on any matter. There are no outstanding contractual obligations of Northern Orion or of any of the Northern Orion Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Northern Orion Common Shares or with respect to the voting or disposition of any outstanding Northern Orion Common Shares.

(c)                                                     Authority.  Northern Orion has all necessary power, authority and capacity to enter into this Agreement, the Loan Agreement and the Security Agreement and all other agreements and instruments to be executed by Northern Orion as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments, such performance subject to the approval of the Northern Orion Shareholders and the Court as provided in this Agreement. The execution and delivery of this Agreement, the Loan Agreement and the Security Agreement by Northern Orion and the completion by Northern Orion of the transactions contemplated therein have been authorized by the directors of Northern Orion and, subject to obtaining the Northern Orion Shareholder Approval, the Interim Order and the Final Order and the filing of corporate documentation required under the BCBCA in the manner contemplated herein, no other corporate proceedings on the part of Northern Orion are necessary to authorize this Agreement, the Loan Agreement and the Security Agreement or to complete the transactions contemplated therein other than in connection with the approval by the directors of Northern Orion of the Northern Orion Proxy Circular. This Agreement, the Loan Agreement and the Security Agreement have been executed and delivered by Northern Orion and constitute legal, valid and binding obligations of Northern Orion, enforceable against Northern Orion in accordance with their terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. Except as disclosed by Northern Orion, the execution and delivery by Northern Orion of this Agreement, the Loan Agreement and the Security Agreement and the performance by Northern Orion of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i)                                     result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

A.                                   the articles or Notice of Articles (or their equivalent) of Northern Orion, any of the Northern Orion Subsidiaries or, to the knowledge of Northern Orion, any of the Northern Orion Significant Interest Companies,
B.                                     except for the consents, waivers, permits, exemptions, orders or approvals of, and any registrations and filings with, any Governmental Entity contemplated in Section 4.03, any Law, or
C.                                     any contract, agreement, licence or permit to which Northern Orion or any of the Northern Orion Subsidiaries is bound or is subject to or of which Northern Orion, any of the Northern Orion Subsidiaries or, to the knowledge of Northern Orion, any of the Northern Orion Significant Interest Companies is the beneficiary;

in each case, which would, individually or in the aggregate, have a Material Adverse Effect on Northern Orion, or

(ii)                                  give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Northern Orion, any of the Northern Orion Subsidiaries or, to the knowledge of Northern Orion, any of the Northern Orion Significant Interest Companies, to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on Northern Orion;

(iii)                               result in the imposition of any Encumbrance upon any of the property or assets of Northern Orion, any of the Northern Orion Subsidiaries or, to the knowledge of Northern Orion, any of the Northern Orion Significant Interest Companies or restrict, hinder, impair or limit the ability of Northern Orion or any of the Northern Orion Subsidiaries to conduct the business of Northern Orion, any of the Northern Orion Subsidiaries or, to the knowledge of Northern Orion, any of the Northern Orion Significant Interest Companies as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on Northern Orion; or

(iv)                              except as disclosed in the Disclosure Memorandum, result in any material payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director or officer of Northern Orion, any Northern Orion Subsidiary or, to the knowledge of Northern Orion, any of the Northern Orion Significant Interest Companies or increase any benefits otherwise payable under any pension or benefits plan of Northern Orion, any Northern Orion Subsidiary or, to the knowledge of Northern Orion, any of the Northern

                                                Orion Significant Interest Companies or result in the acceleration of the time of payment or vesting of any such benefits.

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by Northern Orion, any of the Northern Orion Subsidiaries or, to the knowledge of Northern Orion, any of the Northern Orion Significant Interest Companies in connection with the execution and delivery of this Agreement, the Loan Agreement and the Security Agreement or the consummation by Northern Orion of the transactions contemplated hereby other than: (i) any approvals required by the Interim Order; (ii) any approvals required by the Final Order; (iii) filings required under the BCBCA and filings with and approvals required by Securities Authorities and stock exchanges; (iv) any other consents, waivers, permits, orders, authorizations, filings, advisory requests, or approvals referred to in the Disclosure Memorandum; and (v) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Northern Orion.

(d)                                                    Directors’ Approvals.  The board of directors of Northern Orion has received an opinion, based upon and subject to customary and transaction specific assumptions and conditions, from GMP Securities L.P., the financial advisors to the board of directors of Northern Orion, that the consideration to be received by Northern Orion Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Northern Orion Shareholders and the directors of Northern Orion have unanimously:

(i)                                     determined that the Northern Orion Share Exchange Ratio is fair to the Northern Orion Shareholders and the Arrangement is in the best interests of Northern Orion;

(ii)                                  recommended that the Northern Orion Shareholders vote in favour of the Northern Orion Resolution; and

(iii)                               authorized the entering into of this Agreement, and the performance of its provisions, by Northern Orion.

(e)                                                     Northern Orion Subsidiaries.  Except as disclosed in the Disclosure Memorandum, the only Subsidiaries of Northern Orion are the Northern Orion Subsidiaries and the only other corporations in which Northern Orion owns a direct or indirect voting or equity interest of greater than 25% are the Northern Orion Significant Interest Companies.

(f)                                                       No Defaults.  Except as disclosed by Northern Orion in the Disclosure Memorandum, none of Northern Orion, any of the Northern Orion Subsidiaries or, to the knowledge of Northern Orion, any of the Northern Orion Significant Interest Companies, is in default under (where such default has not been waived), and, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Northern Orion, any of the Northern Orion Subsidiaries or, to the knowledge of Northern Orion, any of the Northern Orion Significant Interest Companies under any contract, agreement or licence that is material to the conduct of the business of Northern

                                                                   Orion, any of the Northern Orion Subsidiaries or, to the knowledge of Northern Orion, any of the Northern Orion Significant Interest Companies to which any of them is a party or by which any of them is bound that would, individually or in the aggregate, have a Material Adverse Effect on Northern Orion.

(g)                                                    Absence of Changes.  Since December 31, 2006, except as disclosed by Northern Orion or as contemplated by this Agreement:

(i)                                     Northern Orion, each of the Northern Orion Subsidiaries and, to the knowledge of Northern Orion, each of the Northern Orion Significant Interest Companies, has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)                                  none of Northern Orion, any of the Northern Orion Subsidiaries or, to the knowledge of Northern Orion, any of the Northern Orion Significant Interest Companies, has incurred or suffered a Material Adverse Change;

(iii)                               there has not been any acquisition or sale by Northern Orion, any of the Northern Orion Subsidiaries or, to the knowledge of Northern Orion, any of the Northern Orion Significant Interest Companies, of any material property or assets thereof;

(iv)                              other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Northern Orion, any of the Northern Orion Subsidiaries, or, to the knowledge of Northern Orion, any of the Northern Orion Significant Interest Companies, of any debt for borrowed money, any creation or assumption by Northern Orion, any of the Northern Orion Subsidiaries, or, to the knowledge of Northern Orion, any of the Northern Orion Significant Interest Companies, of any Encumbrance, any making by Northern Orion, any of the Northern Orion Subsidiaries, or, to the knowledge of Northern Orion, any of the Northern Orion Significant Interest Companies, of any loan, advance or capital contribution to or investment in any other person (other than (a) loans and advances in an aggregate amount that does not exceed $1,000,000 outstanding at any time, and (b) loans made to other Northern Orion Subsidiaries) or any entering into, amendment of, relinquishment, termination or non-renewal by Northern Orion, any of the Northern Orion Subsidiaries or, to the knowledge of Northern Orion, any of the Northern Orion Significant Interest Companies, of any contract, agreement, licence, lease transaction, commitment or other right or obligation that would, individually or in the aggregate, have a Material Adverse Effect on Northern Orion;

(v)                                 Northern Orion has not declared or paid any dividends or made any other distribution on any of the Northern Orion Common Shares;

(vi)                              Northern Orion has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Northern Orion Common Shares;

(vii)                           other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Northern Orion, any of the Northern Orion Subsidiaries, or, to the knowledge of Northern Orion, any of the Northern Orion Significant Interest Companies, to any of their respective directors, officers or employees or any grant to any such director, officer or employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, other than as disclosed in the Disclosure Memorandum, the granting of Northern Orion Options pursuant to the Northern Orion Share Option Plan) made to, for or with any of such directors or officers;

(viii)                        except as disclosed in Northern Orion’s March 31, 2007 interim unaudited financial statements, Northern Orion has not effected any material change in its accounting methods, principles or practices; and

(ix)                                Northern Orion has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(h)                                                    Employment Agreements.  Other than as disclosed by Northern Orion in the Northern Orion Documents or in the Disclosure Memorandum:

(i)                                     none of Northern Orion, any of the Northern Orion Subsidiaries, or, to the knowledge of Northern Orion, any of the Northern Orion Significant Interest Companies, is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director or officer of Northern Orion, any of the Northern Orion Subsidiaries, or, to the knowledge of Northern Orion, any of the Northern Orion Significant Interest Companies, that cannot be terminated without payment of a maximum of 24 times such individual’s monthly salary;

(ii)                                  none of Northern Orion, any of the Northern Orion Subsidiaries, or, to the knowledge of Northern Orion, any of the Northern Orion Significant Interest Companies, has any employee or consultant whose employment or contract with Northern Orion, the Northern Orion Subsidiary, or the Northern Orion Significant Interest Company, respectively, cannot be terminated without payment upon a maximum of 24 months’ notice; and

(iii)                               none of Northern Orion, any of the Northern Orion Subsidiaries or, to the knowledge of Northern Orion, any of the Northern Orion Significant Interest Companies, (a) is a party to any collective bargaining agreement, (b) is, to the knowledge of Northern Orion, subject to any application for certification or threatened or apparent union organizing campaigns for employees not covered under a collective bargaining agreement, or (c) is subject to any current, or to the knowledge of Northern Orion, pending or threatened strike or lockout.

(i)                                                        Financial Matters.  The audited consolidated balance sheets, audited consolidated statement of operations and retained earnings (deficit) and audited consolidated statements of cash flows of Northern Orion for the financial years ended December 31, 2006 and December 31, 2005 and unaudited financial statements as at and for the three month period ended March 31, 2007 (the “Northern Orion Financial Statements”) were prepared in accordance with Canadian GAAP, consistently applied, and fairly present in all material respects the consolidated financial condition of Northern Orion at the respective dates indicated and the results of operations of Northern Orion for the periods covered on a consolidated basis (subject, in the case of unaudited interim financial statements, to normal period-end adjustments). Except as disclosed by Northern Orion, as of the date hereof, neither Northern Orion nor any of the Northern Orion Subsidiaries has any material liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the unaudited consolidated financial statements of Northern Orion for the three month period ended March 31, 2007, except liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring the Northern Orion mineral projects) since March 31, 2007, which liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on Northern Orion.

(j)                                                        Books and Records.  Except as disclosed in the Disclosure Memorandum, the corporate records and minute books of Northern Orion and since the date each Northern Orion Subsidiary was acquired or incorporated by Northern Orion the corporate records and minute books of the Northern Orion Subsidiaries and, to the knowledge of Northern Orion, each of the Northern Orion Significant Interest Companies, have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on Northern Orion.  Financial books and records and accounts of Northern Orion, the Northern Orion Subsidiaries and, to the knowledge of Northern Orion, each of the Northern Orion Significant Interest Companies, in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Northern Orion, the Northern Orion Subsidiaries and, to the knowledge of Northern Orion, the Northern Orion Significant Interest Companies, and (iii) accurately and fairly reflect the basis for the consolidated financial statements of Northern Orion.

(k)                                                     Litigation.  Except as publicly disclosed by Northern Orion in the Northern Orion Documents and except with respect to matters relating to the environment or Environmental Laws (which are addressed in subsection 3.01(p) below), there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Northern Orion, threatened against or relating to Northern Orion, any of the Northern Orion Subsidiaries or, to the knowledge of Northern Orion, any of the Northern Orion Significant Interest Companies, or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a

                                                                   Material Adverse Effect on Northern Orion.  There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Northern Orion, threatened against or relating to Northern Orion, any of the Northern Orion Subsidiaries or, to the knowledge of Northern Orion, any of the Northern Orion Significant Interest Companies, before any Governmental Entity. None of Northern Orion, any of the Northern Orion Subsidiaries or, to the knowledge of Northern Orion, any of the Northern Orion Significant Interest Companies, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of Northern Orion, the Northern Orion Subsidiary or, to the knowledge of Northern Orion, the Northern Orion Significant Interest Company, as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement, except to the extent any such matter would not have a Material Adverse Effect on Northern Orion.

(l)                                                        Title to Properties and Condition of Assets.  Except as disclosed by Northern Orion in the Disclosure Memorandum, applying customary standards in the mining industry, each of Northern Orion, the Northern Orion Subsidiaries and, to the knowledge of Northern Orion, each of the Northern Orion Significant Interest Companies, has sufficient title to or valid leasehold interests in Northern Orion Properties to operate such properties in the ordinary course and consistent with past practices, free and clear of any title defect or Encumbrance, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on Northern Orion.  Each lease and agreement granting rights to the Northern Orion Properties is in full force and effect and constitutes a legal, valid and binding agreement of Northern Orion, the Northern Orion Subsidiaries or, to the knowledge of Northern Orion, the Northern Orion Significant Interest Companies, and neither Northern Orion, the Northern Orion Subsidiaries or, to the knowledge of Northern Orion, the Northern Orion Significant Interest Companies is in violation of breach of or default under any such lease or agreement except such violations, breaches or defaults which, individually, or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Northern Orion.  Furthermore, all real and tangible personal property of each of Northern Orion, the Northern Orion Subsidiaries and, to the knowledge of Northern Orion, each of the Northern Orion Significant Interest Companies, is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except for such property where the failure to be in such condition would not reasonably be expected to have a Material Adverse Effect on Northern Orion.

(m)                                                  Mineral Reserves and Resources. The most recent estimated proven and probable mineral reserves and the estimated, measured, indicated and inferred mineral resources of Northern Orion disclosed in the Northern Orion Documents have been prepared and disclosed in all material respects in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects.  There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral reserves and estimated mineral resources of Northern Orion, the Northern Orion Subsidiaries and, to the knowledge of Northern Orion, the Northern Orion Significant Interest Companies, taken as a whole, from the amounts disclosed in the Northern Orion Documents.

(n)                                                    Operational Matters.  Except as would not reasonably be expected to have a Material Adverse Effect on Northern Orion:

(i)                                     all material rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of Northern Orion, the Northern Orion Subsidiaries and, to the knowledge of Northern Orion, the Northern Orion Significant Interest Companies have been properly and timely paid;

(ii)                                  all (A) mines and mining-related activities where Northern Orion, a Northern Orion Subsidiary or, to the knowledge of Northern Orion, a Northern Orion Significant Interest Company is operator at the relevant time have been developed and operated in accordance with good mining practices and in compliance with all then-applicable Laws; and (B), to the knowledge of Northern Orion,  mines located in or on the lands of Northern Orion, a Northern Orion Subsidiary or, to the knowledge of Northern Orion, a Northern Orion Significant Interest Company, or lands pooled or unitized therewith, which have been abandoned by Northern Orion, any Northern Orion Subsidiary or a Northern Orion Significant Interest Company have been developed, managed and abandoned in accordance with good mining practices and in compliance with all applicable Laws.

(o)                                                    Insurance.  Northern Orion maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and as required in accordance with their respective licenses and permits, and such policies are in full force and effect as of the date hereof.

(p)                                                    Environmental.  Except as disclosed by Northern Orion in the Disclosure Memorandum:

(i)                                     Each of Northern Orion, the Northern Orion Subsidiaries and, to the knowledge of Northern Orion, each of the Northern Orion Significant Interest Companies, is and has been operated in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Northern Orion.

(ii)                                  To the knowledge of Northern Orion, the Northern Orion Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not reasonably be expected to have a Material Adverse Effect on Northern Orion. To the knowledge of Northern Orion, none of Northern Orion, the Northern Orion Subsidiaries or, to the knowledge of Northern Orion, any other person in control of any Northern Orion Property has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Northern Orion Property, except in compliance, individually or in the aggregate, with all Environmental Laws, except to the extent that a failure to be in such compliance would not reasonably be expected to have a Material Adverse Effect on Northern Orion.  To the knowledge of Northern Orion, all Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the Northern Orion Properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws except to the extent that a failure to be in such compliance would not reasonably be expected to have a Material Adverse Effect on Northern Orion.  To the knowledge of Northern Orion, there are no Hazardous Substances at, in, on, under or migrating from any Northern Orion Property, except in material compliance with all Environmental Laws and except to the extent a failure to be in such compliance would not reasonably be expected to have a Material Adverse Effect on Northern Orion.

(iii)                               To the knowledge of Northern Orion, none of Northern Orion, the Northern Orion Subsidiaries, to the knowledge of Northern Orion, the Northern Orion Significant Interest Companies, or any other person for whose actions Northern Orion or an Northern Orion Subsidiary may be partially or wholly liable, has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (i) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (ii) to the knowledge of Northern Orion, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (iii) which is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against Northern Orion or any of the Northern Orion Subsidiaries.  To the knowledge of Northern Orion, no site or facility now or previously owned, operated or leased by Northern Orion, any of the Northern Orion Subsidiaries or any of the Northern Orion Significant Interest Companies is listed or, to the knowledge of Northern Orion, is proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action.

(iv)                              To the knowledge of Northern Orion, except to the extent that would not reasonably be expected to have a Material Adverse Effect on Northern Orion, none of Northern Orion, the Northern Orion Subsidiaries or, to the knowledge of Northern Orion,  the Northern Orion Significant Interest Companies, or any other person for whose actions Northern Orion or an Northern Orion Subsidiary may be partially or wholly liable has caused or permitted the Release of any

                                                Hazardous Substances on or to any of the Northern Orion Properties in such a manner as: (i) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on Northern Orion; or (ii) would be reasonably likely to result in imposition of a lien, charge or other encumbrance or the expropriation on any of the Northern Orion Properties or the assets of any of Northern Orion, the Northern Orion Subsidiaries or the Northern Orion Significant Interest Companies.

(v)                                 Except to the extent that would not reasonably be expected to have a Material Adverse Effect with respect to Northern Orion and except as disclosed by Northern Orion, none of Northern Orion, the Northern Orion Subsidiaries or, to the knowledge of Northern Orion, any of the Northern Orion Significant Interest Companies, has received from any person or Governmental Entity any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Law that is pending as of the date hereof.

(q)                                                    Tax Matters.  Except as disclosed by Northern Orion in the Disclosure Memorandum or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Northern Orion:

(i)                                     Each of Northern Orion, the Northern Orion Subsidiaries and, to the knowledge of Northern Orion, the Northern Orion Significant Interest Companies, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon.

(ii)                                  Each of Northern Orion, the Northern Orion Subsidiaries and, to the knowledge of Northern Orion, the Northern Orion Significant Interest Companies, has (A) duly and timely paid all Taxes due and payable by it, (B) duly and timely withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it, and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it.

(iii)                               The charges, accruals and reserves for unpaid Taxes reflected on the Northern Orion Financial Statements (whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are, in the opinion of Northern Orion, adequate under Canadian GAAP to cover Taxes with respect to Northern Orion, the Northern Orion Subsidiaries and, to the knowledge of the Northern Orion Significant Interest Companies (to the extent that such entitles are consolidated in the Northern Orion Financial Statements) accruing through the date hereof.

(iv)                              There are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Northern Orion, threatened against any of Northern Orion, the Northern Orion Subsidiaries or, to the knowledge of Northern Orion, the Northern Orion Significant Interest Companies that propose to assess Taxes in addition to those reported in the Tax Returns.

(v)                                 No waiver of any statute of limitations with respect to Taxes has been given or requested with respect to Northern Orion, any of the Northern Orion Subsidiaries or, to the knowledge of Northern Orion, any of the Northern Orion Significant Interest Companies.

(vi)                              Northern Orion and its affiliates do not own or otherwise hold any interest in a “United States real property interest” as defined in Section 897(c) of the Code.

(vii)                           There are no circumstances existing which could result in the application of section 78 or 160 of the Tax Act or any equivalent provincial provision to Northern Orion or any Northern Orion Subsidiary.

(r)                                                       Pension and Employee Benefits.

Northern Orion, the Northern Orion Subsidiaries and, to the knowledge of Northern Orion, each of the Northern Orion Significant Interest Companies, have complied, in all material respects, with all of the material written terms of the pension and other employee compensation and benefit obligations of Northern Orion, the Northern Orion Subsidiaries or the Northern Orion Significant Interest Companies, as the case may be, including the material provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Northern Orion, the Northern Orion Subsidiaries or, to the knowledge of Northern Orion, any of the Northern Orion Significant Interest Companies, as the case may be (collectively referred to in this subsection as the “Northern Orion Plans”) other than such non-compliance that would not reasonably be expected to have a Material Adverse Effect on Northern Orion.

(s)                                                     Reporting Status.  Northern Orion is a reporting issuer or its equivalent in each of the provinces of Canada. The Northern Orion Common Shares are registered under Section 12(b) of the 1934 Act.  The Northern Orion Common Shares are listed on the TSX and AMEX.

(t)                                                       Reports.  Since January 1, 2005, Northern Orion has filed or furnished, as applicable, with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed or furnished by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to herein as the “Northern Orion Documents”). The Northern Orion Documents, at the time filed or furnished, as applicable, or, if amended, as of the date of such amendment, (a) did not contain any misrepresentation (as defined or interpreted by Securities Authorities) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Northern Orion, except where such non-compliance has not had or would not reasonably be expected to have a Material Adverse Effect on Northern Orion. Northern Orion has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.  None of the Northern Orion Subsidiaries are required to file any reports or other documents with any of the Securities Authorities, the TSX or the AMEX.

(u)                                                    Compliance with Laws.  Except with respect to matters relating to the environment or Environmental Laws (which are addressed in Section 3.01(p) above), Northern Orion, the Northern Orion Subsidiaries and, to the knowledge of Northern Orion, each of the Northern Orion Significant Interest Companies, have complied with and are not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on Northern Orion.

(v)                                                    No Cease Trade.  Northern Orion is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Northern Orion, no investigation or other proceedings involving Northern Orion that may operate to prevent or restrict trading of any securities of Northern Orion are currently in progress or pending before any applicable stock exchange or Securities Authority.

(w)                                                  No Option on Assets.  No person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Northern Orion, the Northern Orion Subsidiaries or, to the knowledge of Northern Orion, the Northern Orion Significant Interest Companies of any of the material assets of Northern Orion, any of the Northern Orion Subsidiaries or any of the Northern Orion Significant Interest Companies, other than as disclosed in the Disclosure Memorandum.

(x)                                                      Certain Contracts.  Except as described in the Disclosure Memorandum, none of Northern Orion, any of the Northern Orion Subsidiaries or, to the knowledge of Northern Orion, any of the Northern Orion Significant Interest Companies, is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to (i) limit the manner or the localities in which all or any material portion of the business of Northern Orion, the Northern Orion Subsidiaries or any Northern Orion Significant Interest Company are conducted, (ii) limit any material business practice of Northern Orion, any Northern Orion

                                                                   Subsidiary or any Northern Orion Significant Interest Companies in any material respect, or (iii) restrict any acquisition or disposition of any property by Northern Orion, any Northern Orion Subsidiary or any Northern Orion Significant Interest Company in any material respect.

(y)                                                    Location of Assets and U.S. Sales.  Northern Orion does not have assets in the United States having an aggregate total value exceeding U.S. $59.8 million and Northern Orion did not generate sales in or into the United States exceeding U.S. $59.8 million during Northern Orion’s most recent financial year.

(z)                                                      Foreign Private Issuer.  As of the date hereof, Northern Orion is a “foreign private issuer” as defined in Rule 405 under the 1933 Act.

(aa)                                               Investment Company Status.  Northern Orion is not registered, and is not required to be registered, as an investment company under the 1940 Act.

(bb)                                             No Commissions.  Northern Orion has not entered into any agreement that would entitle any person to any valid claim against Northern Orion or Yamana for a financial advisory fee, broker’s commission, finder’s fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement, except for the fees and expenses disclosed in the Disclosure Memorandum. The sum of financial advisory fees, broker’s commissions, finder’s fees, like payments and any change of control or severance payments that are payable as a result of the announcement or completion of the Arrangement shall not exceed the amount disclosed by Northern Orion in the Disclosure Memorandum.

(cc)                                               Reorganization.  Neither Northern Orion nor any affiliate of Northern Orion has taken or agreed to take any action not specified in this Agreement or the agreements referred to herein (without regard to any action taken or agreed to be taken by Yamana or any affiliate of Yamana) or knows of any circumstances that would prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

3.02                        Representations and Warranties of Yamana

Yamana hereby represents and warrants to Northern Orion and hereby acknowledges that Northern Orion is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:

(a)                                                     Organization.  Yamana and each of the Yamana Material Subsidiaries has been incorporated or continued, is validly subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Yamana and each of the Yamana Material Subsidiaries is registered, licensed or otherwise qualified as an extra provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Yamana.  Except as disclosed by Yamana, all of the outstanding shares of the Yamana Material Subsidiaries are validly issued, fully paid and non-assessable to the extent such a concept exists under applicable Law.  All of the outstanding shares of the Yamana Material Subsidiaries are owned directly or indirectly by Yamana. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Yamana Material Subsidiaries or as disclosed by Yamana, the outstanding shares of each of the Yamana Material Subsidiaries are owned by Yamana or by Yamana Material Subsidiary which is owned by Yamana and such shares are owned free and clear of all Encumbrances and neither Yamana nor any of the Yamana Material Subsidiaries is liable to any of the Yamana Material Subsidiaries or to any creditor in respect thereof.  There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of any of the Yamana Material Subsidiaries from either Yamana or any of the Yamana Material Subsidiaries.

(b)                                                    Capitalization.  Yamana is authorized to issue an unlimited number of Yamana Common Shares and an unlimited number of preference shares, of which no preference shares were outstanding.  As at July 11, 2007 there were: (i) 355,200,126 Yamana Common Shares outstanding; (ii) an aggregate of 16,843,560 Yamana Common Shares set aside for issue under the Yamana Warrants; and (iii) Yamana Options to acquire an aggregate of 10,753,862 Yamana Common Shares were outstanding.  Except for the Yamana Options, the Yamana Warrants and except pursuant to this Agreement and the transactions contemplated hereby, as of the date hereof, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Yamana or any of the Yamana Material Subsidiaries to issue or sell any shares of Yamana or any of the Yamana Material Subsidiaries, or any securities or obligations of any kind convertible into or exchangeable for any shares of Yamana or any of the Yamana Material Subsidiaries.  All outstanding Yamana Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights.  As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of Yamana or any of the Yamana Material Subsidiaries having the right to vote with the Yamana Shareholders on any matter.  There are no outstanding contractual obligations of Yamana or of any of the Yamana Material Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Yamana Common Shares or with respect to the voting or disposition of any outstanding Yamana Common Shares.

(c)                                                     Authority.  Yamana has all necessary power, authority and capacity to enter into this Agreement, the Loan Agreement and the Security Agreement and all other agreements and instruments to be executed by Yamana as contemplated by this Agreement, the Loan Agreement and the Security Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Yamana and the completion by Yamana of the transactions contemplated by this Agreement, the Loan Agreement and the Security Agreement have been authorized by the directors of Yamana and no other corporate proceedings on the part of Yamana are necessary to authorize this Agreement, the Loan Agreement and the Security Agreement or to complete the transactions contemplated therein. This Agreement, the Loan Agreement and the Security Agreement have been executed and delivered by Yamana and constitute legal, valid and binding obligations of Yamana, enforceable against Yamana in accordance with their terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity.  The execution and delivery by Yamana of this Agreement, the Loan Agreement and the Security Agreement and the performance by it of its obligations therein and the completion of the transactions contemplated thereby, do not and will not:

(i)                                     result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

A.                                   the articles or by-laws (or their equivalent) of Yamana or any of the Yamana Material Subsidiaries,
B.                                     except for the consents, waivers, permits, exemptions, orders or approvals of, and any registrations and filings with, any Governmental Entity contemplated in Section 4.03, any Law, or
C.                                     any contract, agreement, licence or permit to which Yamana or any of the Yamana Material Subsidiaries is bound or is subject to or of which Yamana or any Yamana Material Subsidiary is the beneficiary;

in each case which would, individually or in the aggregate, have a Material Adverse Effect on Yamana;

(ii)                                  give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Yamana or any of the Yamana Material Subsidiaries to come due before its stated maturity or cause any of its available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on Yamana;

(iii)                               result in the imposition of any Encumbrance upon any of the property or assets of Yamana or any of the Yamana Material Subsidiaries, or restrict, hinder, impair or limit the ability of Yamana or any of the Yamana Material Subsidiaries to conduct the business of Yamana or any of the Yamana Material Subsidiaries as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on Yamana; or

(iv)                              except as disclosed in the Disclosure Memorandum result in any material payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or officer of Yamana or any Yamana Material Subsidiary or increase any benefits otherwise payable under any pension or benefits plan of Yamana or any Yamana Material Subsidiary or result in the acceleration of the time of payment or vesting of any such benefits;

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by Yamana or any of the Yamana Material Subsidiaries in connection with the execution and delivery of this Agreement, the Loan Agreement and the Security Agreement or the consummation by Yamana of the transactions contemplated hereby other than: (i) any approvals required by the Interim Order; (ii) any approvals required by the Final Order; (iii) filings required under the BCBCA and filings with and approvals required by Securities Authorities and stock exchanges; (iv) any other consents, waivers, permits, orders, authorizations, filings, advisory requests, or approvals referred to in the Disclosure Memorandum; and (v) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Yamana.

(d)                                                    Directors’ Approvals.  The directors of Yamana authorized the entering into of this Agreement, the Loan Agreement and the Security Agreement, and the performance of their respective provisions, by Yamana.

(e)                                                     Yamana Material Subsidiaries.  As of the date hereof, the only material Subsidiaries of Yamana are the Yamana Material Subsidiaries.

(f)                                                       No Defaults.  Except as disclosed by Yamana, none of Yamana or any of the Yamana Material Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default by Yamana or any Yamana Material Subsidiary under any contract, agreement or licence that is material to the conduct of business of Yamana or any of the Yamana Material Subsidiaries to which any of them is a party or by which any of them is bound which would, individually or in the aggregate, have a Material Adverse Effect on Yamana.

(g)                                                    Absence of Changes.  Since December 31, 2006, except as disclosed by Yamana or as contemplated by this Agreement:

(i)                                     except as disclosed by Yamana in the Yamana Documents, Yamana and each of the Yamana Material Subsidiaries has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)                                  none of Yamana or any of the Yamana Material Subsidiaries has incurred or suffered a Material Adverse Change;

(iii)                               there has not been any acquisition or sale by Yamana or any of the Yamana Material Subsidiaries of any material property or assets thereof;

(iv)                              other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Yamana or any of the Yamana Material Subsidiaries of any debt for borrowed money, any creation or assumption by Yamana or any of the Yamana Material Subsidiaries of any Encumbrance, any making by Yamana or any of the Yamana Material Subsidiaries of any

                                                loan, advance or capital contribution to or investment in any other person (other than (a) loans and advances in an aggregate amount that does not exceed $3,000,000 outstanding at any time, and (b) loans made to other Yamana Material Subsidiaries) or any entering into, amendment of, relinquishment, termination or non-renewal by Yamana or any of the Yamana Material Subsidiaries of any contract, agreement, licence, lease transaction, commitment or other right or obligation that would, individually or in the aggregate, have a Material Adverse Effect on Yamana;

(v)                                 Yamana has not declared or paid any dividends or made any other distribution on any of the Yamana Common Shares;

(vi)                              Yamana has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Yamana Common Shares;

(vii)                           Yamana has not effected any material change in its accounting methods, principles or practices; and

(viii)                        Yamana has not materially amended any stock option plan or adopted a shareholder rights plan.

(h)                                                    Financial Matters.  The audited consolidated balance sheets, audited consolidated statements of earnings(deficit), audited consolidated statements of shareholders equity and audited consolidated statements of cash flows of Yamana for the financial years ended December 31, 2006 and 2005 and the three month period ended March 31, 2007 (the “Yamana Financial Statements”) were prepared in accordance with Canadian GAAP consistently applied, and fairly present in all material respects the consolidated financial condition of Yamana at the respective dates indicated and the results of operations of Yamana for the periods covered on a consolidated basis (subject, in the case of unaudited interim financial statements, to normal period-end adjustments). Except as disclosed by Yamana, as of the date hereof, neither Yamana nor any of the Yamana Material Subsidiaries has any material liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the unaudited consolidated financial statements of Yamana for the three month period ended March 31, 2007, except liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring Yamana’s mineral projects) since March 31, 2007, which liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on Yamana.

(i)                                                        Books and Records.  Except as disclosed in the Disclosure Memorandum, the corporate records and minute books of Yamana and since the date each Yamana Subsidiary was acquired or incorporated by Yamana, the corporate records and minute books of the Yamana Material Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on Yamana.  Financial books and records and accounts of Yamana and the Yamana Material Subsidiaries in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Yamana and the Yamana Material Subsidiaries and (iii) accurately and fairly reflect the basis for the consolidated financial statements of Yamana.

(j)                                                        Litigation.  Except as publicly disclosed by Yamana in the Yamana Documents and except with respect to matters relating to the environment or Environmental Laws (which are addressed in section 3.02(o) below), there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Yamana, threatened against or relating to Yamana or any of the Yamana Material Subsidiaries or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Yamana.  There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Yamana, threatened against or relating to Yamana or any of the Yamana Material Subsidiaries before any Governmental Entity.  None of Yamana nor any of the Yamana Material Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of Yamana or a Yamana Material Subsidiary, as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement.

(k)                                                     Title to Properties.  Except as disclosed by Yamana, applying customary standards in the mining industry, each of Yamana and the Yamana Material Subsidiaries has sufficient title to or valid leasehold interests in its or their properties sufficient to operate such properties in the ordinary course and consistent with past practices and principles, free and clear of any title defect or Encumbrance, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on Yamana.  Each lease and agreement granting rights to the properties of Yamana or the Yamana Material Subsidiaries is in full force and effect and constitutes a legal, valid and binding agreement of such party, and none of such parties is in violation of, breach of or default under any such lease or agreement except such violations, breaches or defaults which, individually or in the aggregate, would not reasonably to be expected to have a Material Adverse Effect on Yamana.  Furthermore, all real and tangible personal property of each of Yamana and the Yamana Material Subsidiaries is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except for such property where the failure to be in such condition would not reasonably be expected to have a Material Adverse Effect on Yamana.

(l)                                                        Mineral Reserves and Resources. The most recent estimated, proven and probable mineral reserves and the estimated measured, indicated and inferred mineral resources of Yamana disclosed in the Yamana Documents have been prepared and disclosed in all material respects in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects.  There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral reserves and estimated mineral resources of Yamana and the Yamana Material Subsidiaries, taken as a whole, from the amounts disclosed in the Yamana Documents.

(m)                                                  Operational Matters.  Except as would not reasonably be expected to have a Material Adverse Effect on Yamana:

(i)                                     all material rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of Yamana and the Yamana Material Subsidiaries have been properly and timely paid;

(ii)                                  all (A) mines where Yamana and a Yamana Material Subsidiary is operator at the relevant time have been developed and operated in accordance with good mining practices and in compliance with all then-applicable Laws; and (B) to the knowledge of Yamana, mines located in or on the lands of Yamana or a Yamana Material Subsidiary, or lands pooled or unitized therewith, which have been abandoned by Yamana or any Yamana Material Subsidiary, have been developed, managed and abandoned in accordance with good mining practices and in compliance with all applicable Laws.

(n)                                                    Insurance.  Yamana maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and as required in accordance with their respective licenses and permits, and such policies are in full force and effect as of the date hereof.

(o)                                                    Environmental.  Except as disclosed by Yamana:

(i)                                     Each of Yamana and the Yamana Material Subsidiaries is and has been operated in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Yamana.

(ii)                                  To the knowledge of Yamana, Yamana’s material mineral projects and properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not reasonably be expected to have a Material Adverse Effect on Yamana. To the knowledge of Yamana, none of Yamana or the Yamana Material Subsidiaries or, to the knowledge of Yamana, any other person in control of any Yamana material mineral project or property has caused or permitted the Release of any

                                                Hazardous Substances at, in, on, under or from any Yamana material mineral project or property, except in compliance, individually or in the aggregate, with all Environmental Laws, except to the extent that a failure to be in such compliance would not reasonably be expected to have a Material Adverse Effect on Yamana.  To the knowledge of Yamana, all Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of Yamana’s material mineral projects and properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws except to the extent a failure to be in such compliance would not reasonably be expected to have a Material Adverse Effect on Yamana.  To the knowledge of Yamana, there are no Hazardous Substances at, in, on, under or migrating from any Yamana material mineral project or property, except in material compliance with all Environmental Laws and except to the extent a failure to be in such compliance would not reasonably be expected to have a Material Adverse Effect on Yamana.

(iii)                               To the knowledge of Yamana, none of Yamana or the Yamana Material Subsidiaries, or any other person for whose actions Yamana or a Yamana Material Subsidiary may be partially or wholly liable, has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (i) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (ii) to the knowledge of Yamana, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (iii) which is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against Yamana or any of the Yamana Material Subsidiaries.  To the knowledge of Yamana, no site or facility now or previously owned, operated or leased by Yamana or any of the Yamana Material Subsidiaries is listed or, to the knowledge of Yamana, is proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action.

(iv)                              To the knowledge of Yamana, except to the extent that would not reasonably be expected to have a Material Adverse Effect on Yamana, none of Yamana or the Yamana Material Subsidiaries, or any other person for whose actions Yamana or a Yamana Material Subsidiary may be partially or wholly liable has caused or permitted the Release of any Hazardous Substances on or to any of Yamana’s material mineral projects or properties in such a manner as: (i) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on Yamana; or (ii) would be reasonably likely to result in imposition of a lien, charge or other encumbrance or the expropriation on any of Yamana’s material mineral projects or properties or the assets of any of Yamana or the Yamana Material Subsidiaries.

(v)                                 Except to the extent that would not reasonably be expected to have a Material Adverse Effect with respect to Yamana and except as disclosed by Yamana, none of Yamana or the Yamana Material Subsidiaries has received from any person or Governmental Entity any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Law that is pending as of the date hereof.

(p)                                                    Tax Matters.  Except as disclosed by Yamana in the Disclosure Memorandum, or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Yamana:

(i)                                     Each of Yamana and the Yamana Material Subsidiaries has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon.

(ii)                                  Each of Yamana and the Yamana Material Subsidiaries has (A) duly and timely paid all Taxes due and payable by it, (B) duly and timely withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it, and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it.

(iii)                               The charges, accruals and reserves for Taxes reflected on the Yamana Financial Statements (unpaid whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are, in the opinion of Yamana, adequate under Canadian GAAP to cover Taxes with respect to Yamana and the Yamana Material Subsidiaries (to the extent that such entitles are consolidated in the Yamana Financial Statements) accruing through the date hereof.

(iv)                              There are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Yamana, threatened against any of Yamana or the Yamana Material Subsidiaries that propose to assess Taxes in addition to those reported in the Tax Returns.

(v)                                 No waiver of any statute of limitations with respect to Taxes has been given or requested with respect to Yamana or any of the Yamana Material Subsidiaries.

(vi)                              There are no circumstances existing which could result in the application of subsection 78 and 160 of the Tax Act or any equivalent provincial provision to Yamana or any Yamana Material Subsidiary.

(q)                                                    Reporting Status.  Yamana is a reporting issuer or its equivalent in each of the provinces of Canada.  The Yamana Common Shares are registered under Section 12(b) of the 1934 Act.  The Yamana Common Shares are listed on the TSX, the NYSE and LSE.

(r)                                                       Reports.  Since January 1, 2005, Yamana has filed or furnished, as applicable, with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed or furnished by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the “Yamana Documents”). The Yamana Documents, at the time filed or furnished, as applicable, or, if amended, as of the date of such amendment: (a) did not contain any misrepresentation (as defined or interpreted by Securities Authorities) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Yamana, except where such non-compliance has not had and would not reasonably be expected to have a Material Adverse Effect on Yamana. Yamana has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(s)                                                     Compliance with Laws.  Except with respect to matters relating to the environment or Environmental Laws (which are addressed in subsection  3.02(o) above), Yamana and the Yamana Material Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Yamana.

(t)                                                       No Cease Trade.  Yamana is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Yamana, no investigation or other proceedings involving Yamana which may operate to prevent or restrict trading of any securities of Yamana are currently in progress or pending before any applicable stock exchange or Securities Authority.

(u)                                                    No Option on Assets.  No person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Yamana or the Yamana Material Subsidiaries of any of the material assets of Yamana or any of the Yamana Material Subsidiaries other than as disclosed in the Disclosure Memorandum.

(v)                                                    Place of Principal Offices.  The principal offices of Yamana are not located within the United States.

(w)                                                  Foreign Private Issuer.  As of the date hereof, Yamana is a “foreign private issuer” as defined in Rule 405 under the 1933 Act.

(x)                                                      Investment Company Status.  Yamana is not registered, and is not required to be registered, as an investment company under the 1940 Act.

(y)                                                    Shares.  The Yamana Common Shares to be issued pursuant to the Arrangement will, upon issue, be issued as fully paid and non-assessable shares.

(z)                                                      No Commissions.  Yamana has not entered into any agreement that would entitle any person to any valid claim against Yamana or Northern Orion for a financial advisory fee, broker’s commission, finder’s fee or any like payment in respect of the Arrangement or any matter contemplated by this Agreement, except for the fees and expenses disclosed in the Disclosure Memorandum.  The sum of financial advisory fees, broker’s commissions, finder’s fee, like payments and any change of control or severance payments that are payable as a result of the announcement or completion of the Arrangement shall not exceed the amount disclosed by Yamana in the Disclosure Memorandum.

(aa)                                               Canadian Status.  Yamana is a Canadian within the meaning of the Investment Canada Act (Canada).

(bb)                                             Sufficient Cash Resources.  Yamana has and will continue to have while the Meridian Offer is outstanding, sufficient cash resources and existing credit facilities to fund the cash portion of the consideration to Meridian under the Meridian Offer which will not be funded by the loan advanced pursuant to the Loan Agreement.

(cc)                                               Certain Securities Law Matters.  The Yamana Common Shares to be issued in connection with the transactions contemplated herein, including the Yamana Common Shares to be issued upon the exercise of the Northern Orion Options and the Northern Orion Warrants will not be subject to any statutory hold or restricted period under the securities legislation of any province or territory of Canada and, subject to restrictions contained therein in respect of “control distributions”, will be freely tradable within Canada by the holders thereof. The Yamana Common Shares to be issued in connection with the Arrangement to Northern Orion Shareholders will not bear any 1933 Act restrictive legend, other than as may be required for Yamana Common Shares held by “affiliates” of Northern Orion or Yamana prior to the Effective Time or “affiliates” of Yamana after the Effective Time.

(dd)                                             Reorganization.  Neither Yamana nor any affiliate of Yamana has taken or agreed to take any action not specified in this Agreement or the agreements referred to herein (without regard to any action taken or agreed to be taken by Northern Orion or any affiliate of Northern Orion) or knows of any circumstances that would prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

3.03                        Survival of Representations and Warranties

The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished on the Effective Date.  Any investigation by Yamana or Northern Orion and their respective advisors shall not mitigate, diminish or affect the representations and warranties contained in this Agreement.

ARTICLE 4
COVENANTS

4.01                        Covenants of Northern Orion

Subject to Sections 6.01 and 6.02, Northern Orion hereby covenants and agrees with Yamana as follows:

(a)                                                     Interim Order.  As soon as practicable, Northern Orion shall file, proceed with and diligently prosecute an application to the Court for the Interim Order on terms and conditions acceptable to Northern Orion and Yamana, acting reasonably.

(b)                                                    Northern Orion Meeting.  In a timely and expeditious manner, Northern Orion shall:

(i)                                     forthwith carry out such terms of the Interim Order as are required under the terms thereof to be carried out by Northern Orion;

(ii)                                  prepare in consultation with Yamana, and file the Northern Orion Proxy Circular (which shall be in a form satisfactory to Yamana, acting reasonably), together with any other documents required by applicable Laws, in all jurisdictions where such circular is required to be filed and mail the circular, as ordered by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where the circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable corporate and securities legislation and requirements, and not containing any misrepresentation (as defined under applicable securities legislation and requirements) with respect thereto, other than with respect to any information relating to and provided by Yamana or Meridian;

(iii)                               subject to the terms of this Agreement including Sections 6.01 and 6.02 hereof, Northern Orion shall: (i) take all commercially reasonable lawful action to solicit in favour of the Northern Orion Resolution, the Northern Orion Shareholder Approval including, without limitation, retaining a proxy solicitation agent to solicit in favour of the Northern Orion Resolution; (ii) recommend to all holders of Northern Orion Common Shares that they vote in favour of this Agreement and the Arrangement and the other transactions contemplated hereby or thereby; (iii) not make a Change in Recommendation, except as expressly permitted by Sections 6.01 and 6.02 hereof;

(iv)                              subject to the terms of the Interim Order and Subsection 4.01(c), use its commercially reasonable efforts to convene the Northern Orion Meeting as soon as reasonably practicable but, in any event, hold the Northern Orion Meeting on the later of August 24, 2007, and the last Business Day prior to the later of the date that is 35 days following the date on which Yamana commences the Meridian Offer and the original expiry date of the Meridian Offer, provided that if the expiry date of the Meridian Offer is extended, Northern Orion shall be entitled to adjourn the Northern Orion Meeting to the last Business Day prior to such extended expiry date and any subsequent extended expiry date, as applicable or such later date as may be required by any applicable Law, any securities regulatory authority or any stock exchange. If, subsequent to the Northern Orion Meeting, the Meridian Offer is varied or extended and as a consequence thereof Northern Orion makes a Change in Recommendation, Northern Orion shall be entitled to call and hold a further special meeting of Northern Orion shareholders to re-consider and vote on the Arrangement (a “Post-Amendment Meeting”) if, in the good faith judgement of the board of directors of Northern Orion, after consultation with outside counsel, such action is necessary for the board of directors to act in a manner consistent with its fiduciary duties or is otherwise required under applicable laws;

(v)                                 provide notice to Yamana of the Northern Orion Meeting and allow representatives of Yamana to attend the Northern Orion Meeting;

(vi)                              conduct the Northern Orion Meeting in accordance with the Interim Order, the BCBCA, the constating documents of Northern Orion and as otherwise required by applicable Laws; and

(vii)                           take all such actions as may be required under the BCBCA in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

(c)                                                     Adjournment.  Northern Orion shall not adjourn, postpone or cancel the Northern Orion Meeting (or propose to do so), except (i) if quorum is not present; (ii) if required by applicable Laws or the Northern Orion Board determines in good faith that such action is necessary in order for the Board to act in a manner consistent with its fiduciary duties; (iii) if required by the Northern Orion Shareholders; (iv) as permitted by this Agreement or (v) if otherwise agreed with Yamana.

(d)                                                    Dissent Rights.  Northern Orion shall provide Yamana with a copy of any purported exercise of the Dissent Rights and written communications with such shareholder purportedly exercising such Dissent Rights, and shall not settle or compromise any action brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement, including the Arrangement, without the prior consent of Yamana, which shall not be unreasonably withheld.

(e)                                                     Amendments.  In a timely and expeditious manner, Northern Orion shall prepare, (in consultation with Yamana), and file any amendments or supplements to the Northern Orion Proxy Circular (which amendments or supplements shall be in a form satisfactory to Yamana, acting reasonably) with respect to the Northern Orion Meeting and mail such amendments or supplements, as required by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

(f)                                                       Yamana Meeting.  Northern Orion shall promptly furnish to Yamana all information concerning Northern Orion as may be required for the preparation of the Yamana Circular or the Meridian Offer Circular relating to the Meridian Offer if required as herein determined, and hereby covenants that no information furnished by Northern Orion in connection therewith or otherwise in connection with the consummation of the Arrangement will contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is provided.

(g)                                                    Final Order. Subject to the approval of the Arrangement at the Northern Orion Meeting in accordance with the provisions of the Interim Order and the receipt of all other necessary approvals of Governmental Authorities and third parties, Northern Orion shall forthwith file, proceed with and diligently prosecute an application for the Final Order, which application shall be in a form and substance satisfactory to the parties hereto, acting reasonably.

(h)                                                    Consents for Inclusion in Yamana Circular and the Meridian Offer Circular. Northern Orion shall use its commercially reasonable efforts to cause its independent auditor and any other of its advisors providing any expert information, including pro forma financial statements, for inclusion in the Yamana Circular and the Meridian Offer Circular to furnish to Yamana with a consent permitting such inclusion and the identification in the Yamana Circular and the Meridian Offer Circular of such advisor.

(i)                                                        Compliance with Orders.  Northern Orion shall forthwith carry out the terms of the Interim Order and the Final Order and, following the issue of the Final Order and the satisfaction, fulfillment or waiver of the conditions in favor of Northern Orion and Yamana set forth herein, at a time and on a date to be agreed by Yamana and Northern Orion which date shall occur not later than five Business Days after receiving the Final Order or such other date as may be agreed to by the Parties, file the Final Order and any other required documents as provided in Section 2.06 hereof in order for the Arrangement to become effective.

(j)                                                        Copy of Documents.  Except for proxies and other non-substantive communications, Northern Orion shall furnish promptly to Yamana a copy of each notice, report, schedule or other document or communication delivered, filed or received by Northern Orion in connection with this Agreement, the Arrangement, the Interim Order or the Northern Orion Meeting or any other meeting at which all shareholders are entitled to attend relating to special business, any filings made under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(k)                                                     Usual Business.  Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement or as contemplated in the Disclosure Memorandum, Northern Orion shall, and shall cause the Northern Orion Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business consistent with past practices of Northern Orion.

(l)                                                        Certain Actions Prohibited.  Other than as disclosed by Northern Orion or in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Northern Orion shall not, without the prior written consent of Yamana, directly or indirectly authorize, propose, permit or agree to any of the following except where to do so would be in the ordinary course of business and consistent with past practice:

(i)                                     issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, or permit a Northern Orion Subsidiary to issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Northern Orion, any of the Northern Orion Subsidiaries or any of the Northern Orion Significant Interest Companies, other than the issue of Northern Orion Common Shares pursuant to the exercise of the Northern Orion Options or the Northern Orion Warrants issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(ii)                                  other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons), and except as contemplated in accordance with Section 4.01(k) above, sell, lease or otherwise dispose of, or permit any of the Northern Orion Subsidiaries or, to the extent Northern Orion has the power to prevent such, any of the Northern Orion Significant Interest Companies, to sell, lease or otherwise dispose of, any material property or assets or enter into any agreement or commitment in respect of any of the foregoing, except as contemplated and in accordance with the Disclosure Memorandum;

(iii)                               amend or propose to amend the rights, privileges and restrictions attaching to the common shares of Northern Orion, the Notice of Articles, Articles or by-laws (or their equivalent) of Northern Orion or any of the Northern Orion Subsidiaries or, to the extent Northern Orion has the power to prevent such, or any of the Northern Orion Significant Interest Companies, or any of the terms of the Northern Orion Options or Northern Orion Warrants as they exist at the date of this Agreement, or reduce its stated capital;

(iv)                              split, combine or reclassify any of the shares of Northern Orion, any of the Northern Orion Subsidiaries or, to the extent Northern Orion has the power to prevent such, or any of the Northern Orion Significant Interest Companies, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares of Northern Orion, any of the Northern Orion Subsidiaries or, to the extent Northern Orion has the power to prevent such, or any of the Northern Orion Significant Interest Companies;

(v)                                 redeem, purchase or offer to purchase, or permit any of the Northern Orion Subsidiaries or, to the extent Northern Orion has the power to prevent such, or any of the Northern Orion Significant Interest Companies, to redeem, purchase or offer to purchase, any Northern Orion Common Shares and, other than pursuant to the Northern Orion Share Option Plan any options or obligations or rights under existing contracts, agreements and commitments;

(vi)                              reorganize, amalgamate or merge Northern Orion, any of the Northern Orion Subsidiaries or, to the extent Northern Orion has the power to prevent such, any of the Northern Orion Significant Interest Companies;

(vii)                           acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity or material assets, or permit any of the Northern Orion Subsidiaries or to the extent Northern Orion has the power to prevent such, any of the Northern Orion Significant Interest Companies, to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity or any material assets;

(viii)                        other than in accordance with Section 4.01(l) above, enter into any agreements with its directors or officers or their respective affiliates;

(ix)                                (A) satisfy or settle any claim or dispute, except such as have been included in the consolidated financial statements of Northern Orion delivered to Yamana and which are, individually or in the aggregate, in an amount in excess of $500,000 or which constitutes a claim between Northern Orion and a Northern Orion Subsidiary or between Northern Orion Subsidiaries; (B) authorize, recommend or propose any release or relinquishment of any standstill agreement or any contractual rights that are, individually or in the aggregate, in an amount in excess of $500,000; or (C) enter into or terminate any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

(x)                                   incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, or permit any of the Northern Orion Subsidiaries or, to the extent Northern Orion has the power to prevent such, any of the Northern Orion Significant Interest Companies, to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money other than to its direct or indirect subsidiaries in the ordinary course of business and consistent with past practice;

(xi)                                except as required by Canadian GAAP, any other generally accepted accounting principle to which any Northern Orion Subsidiary or any Northern Orion Significant Interest Company, may be subject or any applicable Law, make any changes to the existing accounting practices of Northern Orion or make any material tax election inconsistent with past practice;

(xii)                             enter into, or cause any Northern Orion Subsidiaries or, to the extent Northern Orion has the power to prevent such, any of the Northern Orion Significant Interest Companies, to enter into, without prior consultation with and consent of Yamana, such consent not to be unreasonably withheld, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures including budgeted expenditures relating to the development of the Aqua Rica Project as disclosed in writing to Yamana; (B) expenditures required by law; (C) expenditures made in connection with transactions contemplated in this Agreement; and (D) expenditures required to prevent the occurrence of a Material Adverse Effect; or

(xiii)                          agree to commit or do any of the foregoing.

(m)                                                  Employment Arrangements.  Except where the prior intention to do so has been disclosed by Northern Orion and except as contemplated in accordance with Section 4.01(l) above, Northern Orion shall not, without the prior written consent of Yamana, and shall cause the Northern Orion Subsidiaries not to, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of Northern Orion, any of the Northern Orion Subsidiaries, or to the extent Northern Orion has the power to prevent such, any of the Northern Orion Significant Interest Companies.

(n)                                                    Insurance.  Northern Orion shall use its commercially reasonable efforts, and shall cause the Northern Orion Subsidiaries and, to the extent it has the power, the Northern Orion Significant Interest Companies to use their commercially reasonable best efforts, to cause their respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(o)                                                    Certain Actions.  Northern Orion shall and shall cause the Northern Orion Subsidiaries to:

(i)                                     Subject to section 6.02 hereof, not take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by Northern Orion in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would have a Material Adverse Effect on Northern Orion, provided that Northern Orion may take any such action or refrain from taking such action (subject to commercially reasonable efforts) as a result of this Agreement, in the event Northern Orion or immediately notifies Yamana in writing of such circumstances;

(ii)                                  encourage those employees of Northern Orion designated by Yamana to enter into employment agreements with Yamana prior to the Completion Date provided that the compensation and terms of such employment agreements are no less favourable than those under which such employees are currently employed by Northern Orion;

(iii)                               obtain Support Agreements from each of the directors and those officers of Northern Orion designated by Yamana pursuant to which they will agree to vote their Northern Orion Common Shares in favour of the Arrangement;

(iv)                              promptly notify Yamana of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Northern Orion, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by Northern Orion of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Northern Orion contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect; and

(v)                                 not undertake any transaction that would prevent Yamana or its subsidiaries obtaining, if otherwise available, a “bump” in the tax cost of the property of Northern Orion in accordance with paragraph 88(1)(d) of the Tax Act, or any transaction that would reduce the amount of the “bump” if otherwise available.

(p)                                                    No Compromise.  Northern Orion shall not, and shall cause the Northern Orion Subsidiaries and, to the extent it has the power, the Northern Orion Significant Interest Companies, not to, settle or compromise any claim brought by any present, former or purported holder of any securities of Northern Orion in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of Yamana, such consent not to be unreasonably withheld or delayed.

(q)                                                    Contractual Obligations.  Except in the ordinary and regular course of business and consistent with past practice or as contemplated in the Disclosure Memorandum, and other than as required by applicable Laws, Northern Orion shall not, and shall cause the Northern Orion Subsidiaries not to, and shall use its reasonable commercial efforts to cause, to the extent it has the power, the Northern Orion Significant Interest Companies, not to, waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, commitment, contract, production sharing agreement, government land concession or other material document or arrangement to which Northern Orion or any of the Northern Orion Subsidiaries, is a party or by which any of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement or where to do so would not have a Material Adverse Effect on Northern Orion.

(r)                                                       Satisfaction of Conditions.  Subject to 6.02 hereof, Northern Orion shall use all commercially reasonable best efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable best efforts to:

(i)                                     obtain the approval of Northern Orion Shareholders for the Arrangement in accordance with the provisions of the BCBCA, the Interim Order and the requirements of any applicable regulatory authority;

(ii)                                  obtain all other consents, approvals and authorizations as are required to be obtained by Northern Orion or any of the Northern Orion Subsidiaries, under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on Northern Orion;

(iii)                               effect all necessary registrations, filings, advisory requests and submissions of information requested by Governmental Entities required to be effected by it in order to complete the transactions contemplated by this Agreement and participate and appear in any proceedings of any party hereto before any Governmental Entity;

(iv)                              oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

(v)                                 fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Northern Orion; and

(vi)                              cooperate with Yamana in connection with the performance by it of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Northern Orion to pay or cause to be paid any monies to cause such performance to occur.

(s)                                                     Keep Fully Informed.  Subject to applicable Laws, Northern Orion shall use commercially reasonable efforts to conduct itself so as to keep Yamana fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(t)                                                       Cooperation.  Northern Orion shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(u)                                                    Representations.  Northern Orion shall use its commercially reasonable efforts to conduct its affairs and to cause the Northern Orion Subsidiaries and, to the extent it has the power, Northern Orion Significant Interest Companies to conduct their affairs so that all of the representations and warranties of Northern Orion contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(v)                                                    Access.  Subject to applicable Laws, Northern Orion shall continue to make available and cause to be made available to Yamana and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable Yamana to effect a thorough examination of Northern Orion and the Northern Orion Subsidiaries, and the business, properties and financial status thereof, including the provision of unaudited monthly consolidated financial statements of Northern Orion together with the consolidation therefor, and shall cooperate with Yamana in securing access for Yamana to any documents, agreements, corporate records or minute books not in the possession or under the control of Northern Orion. Subject to applicable Laws, upon reasonable notice, Northern Orion shall, and shall cause the Northern Orion Subsidiaries to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of Yamana reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time or the termination of this Agreement, to the properties, books, contracts and records as well as to the management personnel of Northern Orion and the Northern Orion Subsidiaries and, during such period, Northern Orion shall, and shall cause the Northern Orion Subsidiaries to, furnish promptly to Yamana all information concerning the business, properties and personnel of Northern Orion and the Northern Orion Subsidiaries, as Yamana may reasonably request.

(w)                                                  Closing Documents.  Northern Orion shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions, opinions, resolutions and other closing documents as may be required by Yamana acting reasonably, all in form satisfactory to Yamana, acting reasonably.

(x)                                                      Tax Representation Letter.  Northern Orion shall use its commercially reasonable best efforts to provide U.S. tax counsel to Northern Orion such customary representation letters, certificates and other documents that such firm shall reasonably request in connection with preparing a discussion of U.S. federal income tax consequences to U.S. shareholders of Northern Orion to be included in the Northern Orion Proxy Circular.

(y)                                                    U.S. Tax Matters.  Neither Northern Orion nor any affiliate of Northern Orion shall take any action not specified in this Agreement or the agreements referred to herein that (without regard to any action taken or agreed to be taken by Yamana or any affiliate of Yamana) would prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(z)                                                      Completion Date.  Subject to Section 6.02, Northern Orion shall use its reasonable commercial efforts to complete the transactions contemplated herein by the Completion Deadline.

4.02                        Covenants of Yamana

Yamana hereby covenants and agrees with Northern Orion as follows:

(a)                                                     Yamana Shareholders Meeting. If Yamana determines that Yamana Shareholders are required to approve the Arrangement with Northern Orion by any applicable law, any securities regulatory authority or any stock exchange, Yamana will convene and hold a meeting of the shareholders thereof for the purpose of considering the Arrangement as soon as reasonably practicable and, in any event, no later than the date of the Northern Orion Meeting and in connection therewith, as promptly as reasonably practicable, Yamana shall prepare a management information circular (the “Yamana Circular”) together with any other documents required by applicable Laws in connection with the approval of the Arrangement and Yamana shall give Northern Orion the opportunity to review and comment on the Yamana Circular and all such other documents and the Yamana Circular and all such other documents shall be reasonably satisfactory to Northern Orion before they are filed or distributed to the Yamana Shareholders.

(b)                                                    Yamana Circular. Yamana shall ensure that the Yamana Circular complies with all applicable Laws and, without limiting the generality of the foregoing, shall ensure that the Yamana Circular and the circular pursuant to which Yamana makes the Meridian Offer does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating solely to and provided by Northern Orion and Meridian).

(c)                                                     Proceedings. In a timely and expeditious manner, Yamana shall take all such actions and do all such acts and things as are specified in the Interim Order, the Plan of Arrangement (including issuing the Yamana Common Shares contemplated pursuant to section 3.01 of the Plan of Arrangement) and the Final Order to be taken or done by Yamana.

(d)                                                    Information for the Proxy Circulars.  Yamana shall promptly provide to Northern Orion all information as may be required by the Interim Order or applicable Laws and for the Northern Orion Proxy Circular or in any amendment or supplement to the Northern Orion Proxy Circular and hereby covenants that no information furnished by Yamana in connection therewith or otherwise in connection with the consummation of the Arrangement will contain any misrepresentation or any untrue statement of material fact or omit to state any material fact required to be stated therein in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it was provided.  Yamana shall fully cooperate with Northern Orion in the preparation of the Northern Orion Proxy Circular and shall provide such assistance, execute such certificates and provide such information and consents, as Northern Orion may reasonably request in connection therewith.  Notwithstanding the generality of the foregoing, Yamana shall execute such certificates and provide such information to counsel reasonably necessary such that counsel can provide tax disclosure in the Northern Orion Proxy circular customary for an arrangement.

(e)                                                     Amendments.  In a timely and expeditious manner, Yamana shall provide Northern Orion with information as requested by Northern Orion in order to prepare any amendments or supplements to the Northern Orion Proxy Circular with respect to the Northern Orion Meeting in accordance with applicable Laws and the Interim Order of the Court.

(f)                                                       Consents for Inclusion in Northern Orion Proxy Circular. Yamana shall use its commercially reasonable efforts to cause its independent auditor and any other of its advisors providing any expert information, including pro forma financial statements, for inclusion in the Northern Orion Proxy Circular to furnish to Northern Orion a consent permitting such inclusion and the identification in the Northern Orion Proxy Circular of such advisor.

(g)                                                    Final Order.  Subject to the approval of the Arrangement at the Northern Orion Meeting in accordance with the provisions of the Interim Order, Yamana shall jointly with Northern Orion forthwith file, proceed with and diligently prosecute an application for the Final Order, which application shall be in a form and substance satisfactory to the parties hereto, acting reasonably.

(h)                                                    Copy of Documents.  Yamana shall furnish promptly to Northern Orion a copy of each notice, report, schedule or other document or communication delivered, filed or received by Yamana in connection with the Arrangement or the Interim Order, the Meridian Offer, any filing under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(i)                                                        Certain Actions Prohibited.  Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Yamana shall not, without the prior written consent of Northern Orion, which consent shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:

(i)                                     split, combine or reclassify any of the shares of Yamana or other than in accordance with past practices declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares of Yamana other than quarterly dividends in the amount of US$0.01 per common share or such other amount as may be determined by Yamana from time to time;

(ii)                                  redeem, purchase or offer to purchase, or permit any of the Yamana Material Subsidiaries or Yamana Significant Interest Company to redeem, purchase or offer to purchase, any Yamana Common Shares and, other than pursuant to the Yamana Share Option Plan, any options or obligations or rights under existing contracts, agreements and commitments;

(iii)                               amend or propose to amend the rights, privileges and restrictions attaching to the common shares of Yamana, the articles or by-laws (or their equivalent) of Yamana or any of the Yamana Material Subsidiaries or any of the terms of the Yamana Options or Yamana Warrants as they exist at the date of this Agreement;

(iv)                              put the Arrangement to a vote of the Yamana Shareholders unless it is advised in writing by outside counsel that it is required by applicable Law, court order or stock exchange rules to do so; or

(v)                                 agree to commit or do any of the foregoing.

(j)                                                        Certain Actions.  Yamana shall and shall cause the Yamana Material Subsidiaries:

(i)                                     not take any action, or refrain from taking any action (subject to commercially reasonable best efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by Yamana in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made or that would or could have a Material Adverse Effect on Yamana, provided that Yamana may take any such action or refrain from taking such action (subject to commercially reasonable best efforts) as a result of this Agreement, in the event they immediately notify Northern Orion in writing of such circumstances;

(ii)                                  promptly notify Northern Orion of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Yamana, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by Yamana of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Yamana contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.

(k)                                                     Satisfaction of Conditions.  Subject to section 6.01 hereof, Yamana shall use all commercially reasonable best efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable best efforts to:

(i)                                     obtain all consents, approvals and authorizations as are required to be obtained by Yamana or any of the Yamana Material Subsidiaries under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated hereby or have a Material Adverse Effect on Yamana;

(ii)                                  effect all necessary registrations, filings, advisory requests and submissions of information requested by Governmental Entities required to be effected by it in order to complete the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any party hereto before any Governmental Entity;

(iii)                               oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

(iv)                              fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by it;

(v)                                 cooperate with Northern Orion in connection with the performance by Northern Orion of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Yamana to pay or cause to be paid any monies to cause such performance to occur; and

(vi)                              reserve a sufficient number of Yamana Shares for issuance upon the completion of the Arrangement.

(l)                                                        Cooperation.  Yamana shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(m)                                                  Representations.  Yamana shall use its commercially reasonable best efforts to conduct its affairs and to cause the Yamana Material Subsidiaries to conduct their affairs so that all of the representations and warranties of Yamana contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(n)                                                    Access.  Subject to applicable Laws, Yamana shall continue to make available and cause to be made available to Northern Orion and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable Northern Orion to effect a thorough examination of Yamana and the Yamana Material Subsidiaries and the business, properties and financial status thereof, and shall cooperate with Northern Orion in securing access for Northern Orion to any documents, agreements, corporate records or minute books not in the possession or under the control of Yamana. Subject to applicable Laws, upon reasonable notice, Yamana shall, and shall cause the Yamana Material Subsidiaries to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of Northern Orion reasonable access, during normal business hours to the properties, books, contracts and records as well as to the management personnel of Yamana and the Yamana Material Subsidiaries, and, during such period, Yamana shall, and shall cause the Yamana Material Subsidiaries to, furnish promptly to Northern Orion all information concerning the business, properties and personnel of Yamana and the Yamana Material Subsidiaries as Northern Orion may reasonably request.

(o)                                                    Closing Documents.  Yamana shall execute and deliver, or cause to be executed and delivered at the closing of the transactions contemplated hereby such customary agreements, certificates, opinions, resolutions and other closing documents as may be required by Northern Orion, acting reasonably, all in form satisfactory to Northern Orion, acting reasonably.

(p)                                                    Usual Business.  Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Yamana shall, and shall cause the Yamana Material Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business.

(q)                                                    Keep Fully Informed.  Subject to applicable Laws, Yamana shall use commercially reasonable best efforts to conduct itself so as to keep Northern Orion fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(r)                                                       Amalgamation.  Promptly after the exchange of securities pursuant to Sections 2.01(a) and 2.01(c) hereof and Section 3.01 of the Plan of Arrangement Yamana shall transfer all the shares of Northern Orion to a wholly-owned subsidiary of Yamana incorporated under the laws of British Columbia (“Yamana Subco”) in return for shares on a tax-deferred basis and then take all necessary steps to effect a short-form amalgamation of Yamana Subco and Northern Orion on a tax deferred basis, all as outlined in the Plan of Arrangement. Yamana acknowledges that the exchange of securities and the amalgamation are interdependent steps in an integrated transaction intended to constitute a statutory merger or consolidation and further acknowledges that Northern Orion entered into this Agreement in reliance on the foregoing.

(s)                                                     Tax Elections.  Upon receipt of a letter of transmittal in which an Eligible Holder has indicated that the Eligible Holder intends to make an election under subsections 85(1) or 85(2) of the Tax Act, Yamana will promptly deliver a tax instruction letter (and a tax instruction letter for the equivalent Quebec election, if applicable), together with the relevant tax election forms (including the Quebec tax election forms, if applicable), to the Eligible Holder. Yamana agrees to execute joint elections with validly electing Eligible Holders under subsections 85(1) and 85(2) of the Tax Act (and corresponding provisions of provincial law) as contemplated by the Plan of Arrangement.

(t)                                                       No Action to Impair Tax Treatment. Yamana shall not take any action which would prevent the exchange of Northern Orion Common Shares for Yamana Common Shares under the Arrangement by the validly electing Eligible Holders of Northern Orion Common Shares who make and file a valid election under subsection 85(1) or (2) of the Tax Act (or corresponding provisions of provincial law) as described and on the terms set out in the Plan of Arrangement from being treated as a tax deferred exchange for the purposes of the Tax Act (or the relevant provincial law) if such Eligible Holders are otherwise eligible for such treatment.

(u)                                                    Listing on Exchanges. Yamana shall use commercially reasonable best efforts to cause the Yamana Common Shares to be issued to holders of Northern Orion common shares in connection with the Arrangement to be listed on all exchanges on which the Yamana Common Shares are listed and either (i) cause the existing warrants of Northern Orion listed on the TSX to remain listed on the TSX or (ii) cause the Yamana warrants to be issued to warrantholders of Northern Orion in connection with the Arrangement in exchange for existing warrants of Northern Orion listed on the TSX to be listed on the TSX.

(v)                                                    Completion Date. Yamana shall use its reasonable commercial efforts to complete the transactions contemplated herein by the Completion Deadline.

(w)                                                  Tax Representation Letter. Yamana shall use its commercially reasonable best efforts to provide U.S. tax counsel to Northern Orion such customary representation letters, certificates and other documents that such firm shall reasonably request in connection with preparing a discussion of U.S. federal income tax consequences to U.S. shareholders of Northern Orion to be included in the Northern Orion Proxy Circular.

(x)                                                      U.S. Tax Matters.  Neither Yamana nor any affiliate of Yamana shall take any action not specified in this Agreement or the agreements referred to herein that (without regard to any action taken or agreed to be taken by Northern Orion or any affiliate of Northern Orion) would prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(y)                                                    Meridian Offer.

(i)                                     Yamana may increase or vary the Meridian Offer Consideration in its sole discretion.  Yamana agrees to use its commercially reasonable best efforts to commence the Meridian Offer as soon as practicable and, in any event, within 30 days of the Announcement Date provided that: (i) assurances satisfactory to Yamana, acting reasonably, shall have been received by Yamana that all waivers, rulings or orders necessary for Yamana to make the Meridian Offer and to mail to the Meridian Shareholders the Meridian Offer Circular have been or will be obtained from all applicable securities commissions or other regulatory authorities; (ii) no cease trade order, injunction or other prohibition at law shall exist against Yamana making the Meridian Offer or taking up or paying for Meridian Common Shares deposited under the Meridian Offer; (iii) no change, effect, event, circumstance, occurrence or state of facts (other than a change, effect, event, circumstance, occurrence or state of facts caused by or within the reasonable control of Yamana)

                                                shall have occurred that would render it impossible for one or more of the conditions to the Meridian Offer be satisfied; (iv) no Material Adverse Change in respect of Meridian shall have occurred following the date hereof; (v) Northern Orion shall have performed and complied in all material respects with all of the covenants and obligations thereof required to be performed by Northern Orion prior to the date of commencement of the Meridian Offer including, without limitation, providing Yamana with information pertaining to Northern Orion necessary for completion of the Meridian Offer Circular; and (vi) the representations and warranties of Northern Orion contained in this Agreement shall be true and accurate, in all material respects, when made and on and as of the commencement of the Meridian Offer with the same force and effect as if they had been made at the commencement of the Meridian Offer, unless otherwise contemplated in the Disclosure Memorandum.

(ii)                                  Yamana shall have exclusive control, in its sole discretion, over all matters relating to the Meridian Offer and the Second Step Transaction (as defined below), including in respect of variations to the Meridian Offer, extensions of the Meridian Offer, termination or withdrawal of the Meridian Offer, determination of conditions of the Meridian Offer and satisfaction or waiver of such conditions and take-up of common shares of Meridian under the Meridian Offer.  Yamana shall provide Northern Orion at least two calendar days notice, prior to the date of the Northern Orion Meeting, Post-Amendment Meeting or any adjournment thereof, of any then current intention to extend the expiry date of or otherwise vary the terms of the Meridian Offer and provided that notwithstanding the foregoing, Yamana may extend the expiry date of or otherwise vary the terms of the Meridian Offer at any time including without limitation, following the Northern Orion Meeting or any Post-Amendment Meeting or any adjournment thereof.  If, following the Northern Orion Meeting or any Post-Amendment Meeting or any adjournment thereof, Yamana extends the expiry date of or otherwise varies the terms of the Meridian Offer, Northern Orion shall not be restricted from accepting, approving, recommending or entering into any agreement, understanding or arrangement in respect of a Superior Proposal received any time after such meeting provided that Northern Orion has complied with Sections 6.01 and 6.02, and if the board of directors of Northern Orion determines in good faith that any such change in the Meridian Offer requires a further vote of Northern Orion Shareholders on the Arrangement in order for the board of directors of Northern Orion to act in a manner consistent with its fiduciary duties or under applicable Laws, Northern Orion shall be entitled to call and hold a further Post-Amendment Meeting.

(iii)                               Yamana will keep Northern Orion fully informed of all considerations, discussions, and plans of Yamana in respect of Meridian and the Meridian Offer and, without limiting the foregoing, will provide Northern Orion and its advisors all information relating to Meridian and the Meridian Offer (as amended from time to time) that is in the possession or control of Yamana from time to time.  Yamana shall consult with Northern Orion and its financial advisors prior to making any increase, variation or extension of the Meridian Offer in such manner and within such time frame as may be reasonably necessary for Northern Orion to adjourn the special meeting of Northern Orion shareholders called to consider the Arrangement and for its financial advisors to determine whether any such proposed increase, variation or extension of the Meridian Offer would change the conclusions of any opinion as to the fairness of the Arrangement from a financial point of view to the Northern Orion Shareholders.

(iv)                              Except as may be limited by applicable Laws, Yamana shall have exclusive control, in its sole discretion, over and responsibility for all applications for Securities Authorities approvals, court applications and applications for regulatory relief (including discretionary orders for relief from securities law requirements and cease trade proceedings), HSR Act, competition, foreign investment and other required or desirable notices and applications for consent, authorization or approval and all other regulatory matters relating to the Meridian Offer and the Second Step Transaction.  Yamana shall use its commercially reasonable best efforts to make such applications and notices and obtain such approvals and relief in a timely manner.

(v)                                 Yamana will organize and coordinate all public relations matters relating to the Meridian Offer and the Second Step Transaction, including press releases, press conferences, conference calls, meetings with investors and analysts and any road show.  At the request of Yamana, Northern Orion will use its commercially reasonable efforts to make its senior executives available to participate in any or all of such events and express their support for the Meridian Offer and the Second Step Transaction.

(vi)                              If Yamana acquires 66 2/3% or more of the issued and outstanding common shares of Meridian (calculated on a fully-diluted basis) pursuant to the Meridian Offer, following completion of the Meridian Offer, Yamana will use its commercially reasonable best efforts to complete a transaction to acquire all of the remaining issued and outstanding common shares of Meridian not then held by Yamana (the “Second Step Transaction”) as expeditiously as possible.  The terms and conditions and the form of such Second Step Transaction will be solely at the discretion of Yamana.

(vii)                           Yamana shall have carriage of any and all discussions or negotiations with Meridian relating to the Meridian Offer and the Second Step Transaction, as well as any other merger, amalgamation, arrangement, business combination or similar transaction between Yamana and Meridian.

(viii)                        In the event that Yamana enters into any agreement with Meridian providing for an alternative form of transaction to the Meridian Offer that involves a change in control of, or acquisition of, or merger, amalgamation, arrangement, or business combination with Meridian (a “Converted Consensual Transaction”), the provisions of this agreement that relate to the Meridian Offer shall apply mutatis mutandis to such Converted Consensual Transaction, and the parties agree to amend this Agreement, the Loan Agreement and the Security Agreement and all documents related thereto to the extent necessary to reflect such intent, including but not limited to amending the conditions precedent to draw down of the Loan and completion of the Arrangement to reflect the requisite Meridian shareholder approval required for such Converted Consensual Transaction provided that Yamana will, as a result of such Converted Consensual Transaction acquire not less then 66 2/3% of the Meridian Common Shares, on a fully diluted basis. Yamana shall use its commercially reasonable best efforts to cause Northern Orion to become a party to such agreement and to receive the benefit of the representations, warranties and covenants of Meridian substantially the same as those provide by Meridian to Yamana provided that Northern Orion shall agree to extend to the benefits of representations, warranties and covenants (other than those related to termination rights and termination fee) of Northern Orion to Meridian.  If and to the extent that a termination or similar fee shall become payable by Meridian to Yamana in connection with a Converted Consensual Transaction, Northern Orion shall be entitled to a pro rata portion of such fee, based on the relative fully diluted adjusted market capitalization of Northern Orion and Yamana on the Announcement Date.

(ix)                                Northern Orion acknowledges and agrees that US$200 million of cash and cash equivalents owned by Northern Orion and its affiliates are intended to fund a portion of the Meridian Offer subject to the advance of the Loan or to completion of the Arrangement and Northern Orion covenants not to employ such funds for any other purpose until the earlier of (i) the later of the termination of this Agreement and the Loan Agreement and (ii) the Completion Deadline.

(z)                                                      Yamana agrees to provide the greater of three (3) months’ notice or severance in lieu thereof and the amount of notice or severance that would otherwise be payable under applicable Law to any employee of Northern Orion or any Northern Orion Subsidiaries whose employment is not the subject of a written contract and whose employment is terminated other than for cause within six months following the Effective Date.

4.03                        Mutual Covenants

As soon as practicable, Yamana and Northern Orion shall make the filings or advisory requests set forth in the Disclosure Memorandum.  Yamana and Northern Orion each shall promptly: (a) supply the other with any information which may be required in order to effectuate such filings or advisory requests; and (b) supply any additional information which reasonably may be required by any Governmental Entity.

4.04                        Northern Orion Employee Options/SARs

(a)                                                     Yamana shall execute and deliver all such documents and agreements as may be necessary to issue the Converted Yamana Options to holders of Northern Orion Employee Options immediately following the Effective Time and take all corporate action necessary to reserve for issuance a sufficient number of Yamana Common Shares for delivery upon the exercise of the Converted Yamana Options exchanged in accordance with section 2.01 hereof.

(b)                                                   Prior to the Effective Time, Yamana shall prepare and file with the Securities Authorities, and the stock exchanges on which Yamana Common Shares are listed, all necessary reports, registration statements, applications or other documents and pay all fees required in order to obtain the conditional listing approval of the TSX and the NYSE, and the LSE, if required, in respect of the Yamana Common Shares to be delivered on exercise of Yamana Converted Options.

4.05                        Northern Orion Non-Employee Options/Warrants

(a)                                                     Yamana covenants to take such steps as may be required to issue Yamana Common Shares upon exercise of Northern Orion Non-Employee Options as contemplated in section 2.01 hereof.

(b)                                                    Yamana agrees that the Northern Orion Warrants and Northern Orion Non-Employee Stock Options shall continue in effect on the same terms and conditions after completion of the Arrangement as before the Effective Time (subject to the adjustments made in accordance with the terms thereof to reflect the Arrangement).

(c)                                                     Prior to the Effective Time, Yamana shall prepare and file with the stock exchanges on which Yamana Common Shares are listed, all necessary applications or other documents and pay all fees required in order to obtain the conditional listing approval of the TSX, the LSE and the NYSE in respect of the Yamana Common Shares to be delivered upon exercise of the Northern Orion Warrants and Northern Orion Non-Employee Options and approval of the TSX for continued listing of the Northern Orion Warrants.

(d)                                                    Yamana shall take all corporate action necessary to reserve for issuance a sufficient number of Yamana Common Shares for delivery upon the exercise of the Northern Orion Warrants and Northern Orion Non-Employee Options assumed in accordance with section 2.01 hereof.

4.06                        Indemnification and Insurance

(a)                                                     Yamana hereby covenants and agrees that all rights to indemnification or exculpation in favour of the current and former directors and officers of Northern Orion and the other Northern Orion Subsidiaries provided in the current articles of Northern Orion, or in any agreement, and any directors’ and officers’ insurance now existing in favour of the directors or officers of each shall survive the completion of the Arrangement (or be replaced with substantially equivalent coverage from another provider) and shall continue in full force and effect (either directly or via run-off insurance or insurance provided by an alternative provider) for a period of not less than five years from the Effective Date and Yamana undertakes to ensure that this covenant shall remain binding upon its successor and assigns.

(b)                                                    Northern Orion shall act as agent and trustee of the benefits of the foregoing for its directors and officers and those of the Northern Orion Subsidiaries for the purpose of this section 4.06 and this section 4.06 shall survive the execution and delivery of this Agreement and the completion of the Arrangement and shall be enforceable against Yamana by the persons described in subsection 4.06(a) hereof.

ARTICLE 5
CONDITIONS

5.01                        Mutual Conditions

The respective obligations of Northern Orion and Yamana to complete the transactions contemplated herein are subject to the fulfillment of the following conditions at or before the Effective Time or such other time as is specified below:

(a)                                                     the Interim Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties hereto, acting reasonably, on appeal or otherwise;

(b)                                                    the Northern Orion Shareholder Approval shall have been obtained at the Northern Orion Meeting in accordance with the provisions of the BCBCA, the Interim Order, applicable Laws and the requirements of any applicable regulatory authority or any stock exchange;

(c)                                                     not less than 66 2/3% of the issued and outstanding Meridian Common Shares (calculated on a fully-diluted basis) shall have been deposited to the Meridian Offer and not withdrawn as of the time of expiry of the Meridian Offer, all other conditions to the Meridian Offer shall have been satisfied or waived and Yamana shall be obligated under applicable Law to take up and pay for such Meridian Shares;

(d)                                                    if outside counsel advises Yamana that shareholders of Yamana are required to approve the Arrangement by any applicable law, any court order, any securities regulatory authority or any stock exchange, the shareholders of Yamana shall have approved the Arrangement at the Yamana Meeting and approved or consented to such other matters as Yamana shall consider necessary or desirable in connection with the Arrangement in the manner required thereby;

(e)                                                     there shall have been no material change in the employment arrangements of any senior officer of Northern Orion or any subsidiary thereof from the date hereof and Northern Orion or any subsidiary thereof shall not have hired any additional senior officers;

(f)                                                       the Effective Time shall be on or before the Completion Deadline;

(g)                                                    the Final Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(h)                                                    there shall not be in force any Law, ruling, order or decree, and there shall not have been any action taken under any Law or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement that has, or could reasonably be expected to have, a Material Adverse Effect on Northern Orion or Yamana;

(i)                                                        (A) the TSX shall have conditionally approved the listing thereon, and the NYSE and the LSE shall have authorized for listing, subject to official notice of issuance, of the Yamana Common Shares to be issued pursuant to the Arrangement (including the Yamana Common Shares which, as a result of the Arrangement, are issuable upon the exercise of the Northern Orion Options and the Northern Orion Warrants) as of the Effective Date, or as soon as possible thereafter (B) the TSX shall have approved the continued Listing thereon, of the Northern Orion Warrants, and (C) the TSX shall have, if required, accepted notice for filing of all transactions of Northern Orion and Yamana contemplated herein or necessary to complete the Arrangement, subject only to compliance with the usual requirements of the TSX, the NYSE and the LSE, as applicable;

(j)                                                        (A) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations, filings and advisory requests with, any Governmental Entity, as set out in the Disclosure Memorandum shall have been obtained or received on terms that are reasonably satisfactory to each party hereto, (B) all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements (other than as contemplated in the Disclosure Memorandum) shall have been obtained or received on terms that are reasonably satisfactory to each party hereto, the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on Northern Orion or Yamana or materially impede the completion of the Arrangement;

(k)                                                     the distribution of the Yamana securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian securities laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian securities laws and are not subject to resale restrictions under applicable Canadian securities laws (other than as applicable to control persons or pursuant to section 2.6 of Multilateral Instrument 45-102);

(l)                                                        the Yamana securities to be issued in the United States in connection with the Arrangement shall be exempt from the registration requirements of the 1933 Act and exempt or otherwise registered under applicable state securities laws and, except with respect to persons deemed “affiliates” under the 1933 Act of Yamana or Northern Orion prior to completion of the Arrangement or “affiliates” of Yamana following completion of the Arrangement, the Yamana securities to be distributed in the United States pursuant to the Arrangement are not subject to resale restrictions in the United States under the 1933 Act and applicable state securites laws; and

(m)                                                  this Agreement shall not have been terminated pursuant to Article 7 hereof.

The foregoing conditions are for the mutual benefit of the parties hereto and may be waived by mutual consent of Yamana and Northern Orion in writing at any time. If any of such conditions shall not be complied with or waived as aforesaid on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to 5.04 hereof, any party hereto may terminate this Agreement by written notice to the others of them in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such rescinding party hereto.

5.02                        Northern Orion Conditions

The obligation of Northern Orion to complete the transactions contemplated herein is subject to the fulfillment of the following additional conditions at or before the Effective Date or such other time as is specified below:

(a)                                                     the representations and warranties made by Yamana in this Agreement that are qualified by the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Yamana in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of Northern Orion, have a Material Adverse Effect on Yamana, and Yamana shall have provided to Northern Orion a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by Yamana hereunder shall be deemed not to be true and correct if the facts or circumstances which make such representation or warranty untrue or incorrect are disclosed or referred to in the Disclosure Memorandum or provided for or stated to be exceptions under this Agreement;

(b)                                                    from the date of this Agreement to the Effective Date, there shall not have occurred, and Yamana or any of the Yamana Material Subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Yamana;

(c)                                                     Yamana shall have performed and complied in all material respects with its covenants and obligations herein and Yamana shall have provided to Northern Orion a certificate of two officers thereof, certifying that, as of the Effective Date, it has so complied with its covenants herein;

(d)                                                    the Yamana Common Shares to be issued to holders of Northern Orion common shares in connection with the Arrangement shall have been approved for listing on all exchanges on which the Yamana Common Shares are listed, subject to official notice of issuance and other normal conditions and either (i) the Northern Orion Warrants listed on the TSX shall remain listed on the TSX or (ii) the warrants of Yamana to be issued to warrantholders of Northern Orion in connection with the Arrangement in exchange for existing Northern Orion Warrants listed on the TSX shall have been approved for listing on the TSX, subject to official notice of issuance and other normal conditions; and

(e)                                                     the directors of Yamana shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Yamana to permit the consummation of the Arrangement.

The foregoing conditions are for the benefit of Northern Orion and may be waived, in whole or in part, by Northern Orion in writing at any time. If any of such conditions shall not be complied with or waived by Northern Orion on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to section 5.04 hereof, Northern Orion may terminate this Agreement by written notice to Yamana in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Northern Orion.

5.03                        Yamana Conditions

The obligation of Yamana to complete the transactions contemplated herein is subject to the fulfillment of the following additional conditions at or before the Effective Date or such other time as is specified below:

(a)                                                     the representations and warranties made by Northern Orion in this Agreement that are qualified by the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Northern Orion in this Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, in the reasonable judgment of Yamana, have a Material Adverse Effect on Northern Orion, and Northern Orion shall have provided to Yamana a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by Northern Orion hereunder shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to in the Disclosure Memorandum, or provided for or stated to be exceptions under this Agreement;

(b)                                                    from the date of this Agreement to the Effective Date, there shall not have occurred, and Northern Orion or any of the Northern Orion Subsidiaries shall not have incurred or suffered, a change in the capital structure of Northern Orion, including without limitation, changes resulting from the issuance or assumption of debt, the payment of any dividends or other distributions including return of capital, or the making of any new investments other than in the ordinary course of business (based on recent operating history), in each case without the prior written consent of Yamana, such consent not to be unreasonably withheld;

(c)                                                     Northern Orion shall have performed and complied in all material respects with its covenants and obligations herein and shall have provided to Yamana a certificate of two officers thereof, certifying that, as of the Effective Date, it has so complied with its covenants herein;

(d)                                                    Northern Orion Shareholders holding no more than 2% of the outstanding Northern Orion Common Shares shall have exercised their Dissent Rights (and not withdrawn such exercise) and Yamana shall have received a certificate dated the day immediately preceding the Effective Date of two officers of Northern Orion to such effect;

(e)                                                     each of the Management Parties shall have entered into the Support Agreement (in form and substance satisfactory to Yamana) with Yamana on the date hereof, none of the Management Parties shall have breached, in any material respect, any of the representations, warranties and covenants thereof, and the Support Agreements shall continue to be in full force and effect and shall not have been terminated, except as provided therein;

(f)                                                       the directors of Northern Orion and each of the Northern Orion Subsidiaries shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Northern Orion and the Northern Orion Subsidiaries to permit the consummation of the Arrangement; and

(g)                                                    the Loan Agreement shall continue to be in full force and effect and shall not have been terminated.

The foregoing conditions are for the benefit of Yamana and may be waived, in whole or in part, by Yamana in writing at any time. If any of such conditions shall not be complied with or waived by Yamana on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to section 5.04 hereof, Yamana may terminate this Agreement by written notice Northern Orion in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Yamana.

5.04                        Notice and Cure Provisions

Each party hereto shall give prompt notice to the others of them of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, would be likely to or could:

(a)                                                     cause any of the representations or warranties of such party hereto contained herein to be untrue or inaccurate in any respect on the date hereof or on the Effective Date;

(b)                                                    result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such party hereto prior to the Effective Date; or

(c)                                                     result in the failure to satisfy any of the conditions precedent in favour of the other parties hereto contained in sections 5.01, 5.02 or 5.03 or hereof, as the case may be.

Subject as herein provided, a party hereto may (a) elect not to complete the transactions contemplated hereby by virtue of the conditions contained in sections 5.01, 5.02 or 5.03 hereof not being satisfied or waived or (b) exercise any termination right arising therefrom; provided, however, that (i) promptly and in any event prior to the Effective Date, the party hereto intending to rely thereon has delivered a written notice to the other parties hereto specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters that the party hereto delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and a party hereto is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the party hereto that has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of 15 days from date of delivery of such notice. If such notice has been delivered prior to the date of the Northern Orion Meeting, the Northern Orion Meeting may, at the sole discretion of Northern Orion shall be adjourned or postponed until the expiry of such period.

5.05        Merger of Conditions

The conditions set out in sections 5.01, 5.02 and 5.03 hereof shall be conclusively deemed to have been satisfied, fulfilled or waived as of the Effective Time.

ARTICLE 6
NON-SOLICITATION AND TERMINATION FEE

6.01        Covenant Regarding Non-Solicitation

(a)                  Northern Orion shall, and shall direct and cause its officers, directors, employees, representatives, advisors and agents and its subsidiaries and their representatives, advisors, agents, officers, directors and employees to immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation with any parties that may be ongoing with respect to an Acquisition Proposal whether or not initiated by Northern Orion and Northern Orion shall request the return of information regarding Northern Orion and its subsidiaries previously provided to such parties and shall request the destruction of all materials including or incorporating any confidential information regarding Northern Orion, the Northern Orion Subsidiaries.  Northern Orion agrees not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal to which such third party is a party.  Northern Orion further agrees not to release any third party from any standstill or similar agreement or obligation to which such third party is a party or by which such third party is bound.

(b)                 Subject to section 6.02, or unless permitted pursuant to this section 6.01, Northern Orion shall not, directly or indirectly, through any officer, director, employee, representative, advisor or agent or any Northern Orion Subsidiary, or otherwise:

(i)            make, solicit, initiate, facilitate, entertain, encourage or promote (including by way of furnishing information, permitting any visit to facilities or properties of, or any Northern Orion Subsidiaries or any Northern Orion Significant Interest Companies or entering into any form of agreement, arrangement or understanding) any inquiries or making of any proposals regarding, an Acquisition Proposal or that may reasonably be expected to lead to an Acquisition Proposal;

(ii)           participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in, any Acquisition Proposal or potential Acquisition Proposal;

(iii)          remain neutral with respect to, or agree to, approve or recommend, any Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until 15 calendar days following formal announcement of such Acquisition Proposal shall not be considered a violation of this subsection 6.01(b)(iii));

(iv)          make a Change in Recommendation (it being understood that failing to affirm the approval or recommendation of the board of directors of Northern Orion of the Arrangement within 15 days after an Acquisition Proposal has been publicly announced and, in circumstances where no Acquisition Proposal has been made, within two Business Days of being requested to do so by Yamana, shall be considered an adverse modification);

(v)           enter into any agreement, arrangement or understanding related to any Acquisition Proposal or requiring Northern Orion to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any person in the event that Northern Orion or any of its subsidiaries completes the Arrangement or any other transaction with Yamana or any of its affiliates agreed to prior to any termination of this Agreement; or

(vi)          make any public announcement or take any other action inconsistent with the recommendation of the board of directors of Northern Orion to approve the Arrangement.

(c)                  Notwithstanding subsection 6.01(a) and any other provisions of this Agreement:

(i)            The board of directors of Northern Orion, may consider, participate in any discussions or negotiations with and provide information to, any person who has delivered a written Acquisition Proposal which was not solicited or encouraged after the date of this Agreement and did not otherwise result from a breach of this section 6.01 and that the board of directors of Northern Orion determines in good faith, after consultation with its financial advisor and outside legal counsel may constitute a Superior Proposal provided, however, that prior to taking any such action the board of directors of Northern Orion determines in good faith, after consultation with outside counsel that it is necessary for the board of directors of Northern Orion to take such action in order to discharge properly its fiduciary duties, and Northern Orion obtains a confidentiality and standstill agreement from the person making such Acquisition Proposal that is substantively the same as the confidentiality agreement between the parties hereto, and otherwise on terms no more favourable to such person than such confidentiality agreement including a standstill provision at least as stringent as contained in such confidentiality agreement provided that it shall not preclude such person from making a Superior Proposal.  Northern Orion shall not consider, negotiate, accept, approve or recommend an Acquisition Proposal or provide information to any person proposing an Acquisition Proposal, in each case within 11 days after the date of the approval of the Arrangement of the Northern Orion Shareholders, except in circumstances where after such approval Yamana extends or otherwise varies the Meridian Offer.  If Northern Orion receives a request for material non-public information from a person who proposes to make an Acquisition Proposal and the board of directors of Northern Orion determines in good faith that such Acquisition Proposal could reasonably be expected to lead to a Superior Proposal and provided that Northern Orion obtains a confidentiality and standstill agreement from the person making such Acquisition Proposal that is substantively the same as the confidentiality agreement between the parties hereto, and otherwise on terms no more favourable to such person than such confidentiality agreement including a standstill provision at least as stringent as contained in such confidentiality agreement, provided that it shall not preclude such person from making a Superior Proposal, Northern Orion is permitted to provide such person with access to information regarding Northern Orion; provided that Northern Orion sends a copy of any such confidentiality agreement to Yamana promptly upon its execution and Yamana is provided with a list of the information provided to such person and is immediately provided with access to similar information to which such person was provided;

(ii)           Northern Orion may discuss, negotiate and enter into a term sheet, letter of intent or agreement for the direct or indirect transfer, sale or other disposition of the assets comprising the Agua Rica project, or an interest therein, in the circumstances described in the Disclosure Memorandum subject to the conditions therein;

(iii)          Nothing contained in this section 6.01 shall prohibit the board of directors of Northern Orion from making a Change in Recommendation or from making any disclosure to Northern Orion Shareholders if, in the good faith judgment of the board of directors, after consultation with outside counsel, such action is necessary for the board of directors to act in a manner consistent with its fiduciary duties or is otherwise required under applicable Laws, provided that in the case of a proposal to make a Change in Recommendation that does not relate to a Superior Proposal and except as may otherwise be necessary for the board of directors of Northern Orion to act in a manner consistent with its fiduciary duties, not less than 48 hours before the board of directors of Northern Orion considers any such proposal Northern Orion shall give Yamana written notice of such proposal and promptly advise Yamana of the board of directors’ intention to consider such proposal;

The foregoing shall not relieve Northern Orion from its obligation to proceed to call and hold the Northern Orion Meeting and to hold the vote on the resolution approving the Arrangement, except in circumstances where this Agreement is terminated in accordance with the terms hereof.  In the event that a Change in Recommendation is solely as a result of (i) an increase in the Meridian Offer Consideration, or (ii) a Yamana Corporate Action, in either case, within 10 days prior to the date of the Northern Orion Meeting, or Post Amendment Meeting Northern Orion may adjourn such meeting to a date that is not more than 15 days after the original date of such meeting, unless a later date is required by applicable law; and

(iv)          Nothing contained in this section 6.01 shall prohibit the board of directors of Northern Orion from distributing a circular in compliance with applicable Canadian and U.S. securities laws in response to a take-over bid, provided however that the board of directors of Northern Orion shall not, except as permitted by section 6.01 or section 6.02, withdraw or modify, or propose to withdraw or modify, its recommendation with respect to the Arrangement or approve or recommend or propose to approve or recommend an Acquisition Proposal.

(d)                 Northern Orion shall promptly (and in any event within 24 hours) notify Yamana, at first orally and then in writing, of any proposals, offers or written inquiries relating to or constituting an Acquisition Proposal, or any request for non-public information relating to Northern Orion or any of its subsidiaries.  Such notice shall include a description of the terms and conditions of any proposal, inquiry or offer, the identity of the person making such proposal, inquiry or offer and provide such other details of the proposal, inquiry or offer as Yamana may reasonably request.  Northern Orion shall keep Yamana fully informed on a prompt basis of the status, including any change to the material terms, of any such inquiry, proposal or offer.

(e)                  Northern Orion shall ensure that its officers, directors, and employees and any financial advisors or other advisors or representatives retained by Northern Orion are aware of the provisions of this section 6.01, and Northern Orion shall be responsible for any breach of this section 6.01 by its financial advisors or other advisors or representatives.

6.02        Notice of Superior Proposal Determination

(a)                  If Northern Orion has complied with section 6.01, Northern Orion may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal received prior to the date of approval of the Arrangement by the Northern Orion Shareholders, or after the date which is 11 days after the approval of the Arrangement by the Northern Orion Shareholders at the Northern Orion Meeting or at the Post-Amendment

                      Meeting, as applicable, or as permitted pursuant to subsection 4.02(y) of this Agreement, and terminate this Agreement if, and only if (with the exception of a confidentiality agreement the execution of which shall not be subject to the conditions of this section 6.02), (i) Northern Orion has provided Yamana with a copy of the Superior Proposal document, (ii) Northern Orion has provided Yamana with the information regarding such Superior Proposal required under subsection 6.01(d); (iii) Northern Orion’s board of directors has determined in good faith after consultation with outside legal counsel and its financial advisors that it is necessary in order for the board of directors to discharge properly its fiduciary duties to withdraw or modify its approval or recommendation of this Agreement and to approve or recommend such Superior Proposal, (iv) such Superior Proposal does not provide for the payment of any break, termination or other fees or expenses to the other party in the event that Northern Orion or any of its Subsidiaries completes the transactions contemplated by this Agreement or any similar other transaction with Yamana or any of its affiliates agreed to prior to any termination of this Agreement and (v) four Business Days shall have elapsed from the later of the date Yamana received written notice (a “Superior Proposal Notice”) advising Yamana that Northern Orion’s board of directors has resolved to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal subject only to this 6.02, and the date Yamana received a copy of such Superior Proposal document.  In the event that Northern Orion provides Yamana with a Superior Proposal Notice on a date that is less than seven Business Days prior to a Northern Orion Meeting or the Post-Amendment Meeting, Northern Orion shall, at the request of Yamana, adjourn such meeting to a date that is not less than five Business Days and not more than 15 days after the date of the Superior Proposal Notice.  If the Northern Orion Proxy Circular has been sent to the Northern Orion Shareholders prior to the expiry of the four Business Day period set forth in this subsection 6.02(a) and, during such period, Yamana requests in writing that the Northern Orion Meeting proceed, unless otherwise ordered by a court, Northern Orion shall continue to take all reasonable steps necessary to hold the Northern Orion Meeting and to cause the Arrangement to be voted on at such meeting;

(b)                 During the four Business Days referred to in subsection 6.02(a) hereof, Northern Orion agrees that Yamana shall have the right, but not the obligation, to offer in writing to amend the terms of this Agreement and the Arrangement. The directors of Northern Orion will review any written proposal by Yamana to amend the terms of this Agreement and the Arrangement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether Yamana’s amended proposal upon acceptance by Northern Orion would result in such Superior Proposal ceasing to be a Superior Proposal. If the directors of Northern Orion so determine, it will enter into an amended agreement with Yamana reflecting the amended proposal of Yamana. If the board of directors of Northern Orion do not so determine, Northern Orion may accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal, subject only to section 6.03 of this Agreement.

(c)                  Northern Orion acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under subsection 6.02(a) hereof and shall initiate an additional four Business Day notice period.

6.03        Termination Fee Event

(a)                  Northern Orion shall pay or cause to be paid to Yamana a termination fee of C$35 million in immediately available funds (the “Termination Fee”) if:

(i)            Yamana shall terminate this Agreement as a result of any action of the board of directors pursuant to subsection 7.03(b) of this Agreement, provided that: (A) where such action is a Change in Recommendation permitted by subsection 6.01(c)(ii) and such Change in Recommendation is solely as a result of (a) an increase in the Meridian Offer Consideration; (b) Yamana Corporate Action; or (c) both, no Termination Fee shall be payable; and (B) where such action is a Change in Recommendation solely as a result of a transaction involving the Agua Rica project and such Change in Recommendation is permitted by subsection 6.01(c)(ii) and the Disclosure Memorandum, the sum of the Termination Fee and C$15 million shall be payable to Yamana;

(ii)           Northern Orion shall terminate this Agreement in order to enter into a definitive written agreement with respect to a Superior Proposal pursuant to subsection 7.03(c) hereof;

(iii)          either Northern Orion or Yamana shall terminate this Agreement pursuant to subsection 7.03(d) hereof in circumstances where the resolution approving the Arrangement has not received the required approval of the Northern Orion Shareholders or Post-Amendment Meeting, as applicable, and: (A) a bona fide Acquisition Proposal has been publicly announced or made by any Person other than Yamana prior to the Northern Orion Meeting and not publicly withdrawn more than five business days prior to the Northern Orion Meeting, and (B) Northern Orion enters into an agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated, after the date of this Agreement and prior to the expiration of 6 months following termination of this Agreement;

(iv)          Yamana shall terminate this Agreement pursuant to subsection 7.03(e) hereof due to the fault of Northern Orion failing to submit the Arrangement for approval by Northern Orion Shareholders on or before the date that is required by subsection 4.01(b)(iv), unless such failure is due to any of the circumstances described in subsection 7.03(e), or an order of a court;

(v)           Yamana shall terminate this Agreement pursuant to subsection 7.03(f) as a result of a material breach of the covenants of Northern Orion set out in this Article 6; or

(vi)          Yamana shall terminate this Agreement in circumstances described in subsection 7.03(k) hereof and Northern Orion enters into an agreement with respect to an Acquisition Proposal or an Acquisition Proposal is

                consummated, after the date of this Agreement and prior to the expiration of 6 months following termination of this Agreement.

(b)                 The Termination Fee (or in the circumstances described in subsection 6.03(a)(i)(B), the sum of the Termination Fee and C$15 million) shall be paid to Yamana, in the case of termination in accordance with subsection 6.03(a)(i), (ii), (iv) or (v) above, concurrently with such termination; and in the circumstances set forth in subsections 6.03(a)(iii) and (vi) above, at the time the Acquisition Proposal is completed. Northern Orion hereby acknowledges that the Termination Fee amount set out in subsection 6.03(a) (or in the circumstances described in subsection 6.03(a)(i)(B), the sum of the Termination Fee and C$15 million) is a payment of liquidated damages which is a pre-estimate of the damages which Yamana will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and is not a penalty.  Northern Orion hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.  Upon receipt of payment of such amount by Yamana, Yamana shall have no further claim against Northern Orion in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude Yamana from seeking injunctive relief to restrain any breach or threatened breach by the other of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection herewith.

ARTICLE 7
AMENDMENT AND TERMINATION

7.01        Amendment

This Agreement may, at any time and from time to time before or after the holding of the Northern Orion Meeting be amended by mutual written agreement of the parties hereto without, subject to applicable Law, further notice to or authorization on the part of the Northern Orion Shareholders and any such amendment may, without limitation:

(a)                  change the time for the performance of any of the obligations or acts of either of the parties hereto;

(b)                 waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)                  waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the parties hereto; and

(d)                 waive compliance with or modify any condition herein contained;

provided, however, that notwithstanding the foregoing, following the Northern Orion Meeting, the Northern Orion Share Exchange Ratio, shall not be amended and without the approval of the Northern Orion Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court. This Agreement and the Plan of Arrangement may be amended in accordance with the Final Order, but in the event that the terms of the Final Order require any such amendment, the rights of the parties hereto under sections 5.01, 5.02,

5.03, 5.04, 6.03 and Article Seven hereof shall remain unaffected.

7.02        Mutual Understanding Regarding Amendments

(a)                  In addition to the transactions contemplated hereby or at the request of a party hereto, the parties hereto will continue from and after the date hereof and through and including the Effective Date to use their respective commercially reasonable best efforts to maximize present and future planning opportunities for Northern Orion, the Northern Orion Shareholders, the Northern Orion Subsidiaries and Yamana and the Yamana Material Subsidiaries as and to the extent that the same shall not prejudice any party hereto or the shareholders thereof. The parties hereto will ensure that such planning activities do not impede the progress of the Arrangement in any material way.

(b)                 The parties hereto mutually agree that if a party hereto proposes any other amendment or amendments to this Agreement or to the Plan of Arrangement, Northern Orion and Yamana will act reasonably in considering such amendment and if the other of them and the shareholders thereof are not materially prejudiced by reason of any such amendment they will co-operate in a reasonable fashion with the party hereto proposing the amendment so that such amendment can be effected subject to applicable Laws and the rights of the Northern Orion Shareholders.

(c)                  At any time prior to the Northern Orion Meeting: (i) Northern Orion and Yamana shall each be entitled to propose to the other modifications to the Arrangement in order to facilitate the tax or other planning objectives of Northern Orion, Yamana, the Northern Orion Shareholders and the Yamana Shareholders; and (ii) Northern Orion shall be entitled to propose to Yamana modifications to the manner in which the Northern Orion Options, Northern Orion Warrants and Northern Orion SARs are to be dealt with pursuant to this Agreement or under the Arrangement in order to take into account the tax planning or other objectives of the holders of such securities, provided, in each case that:  (A) any such proposal is not likely to materially prejudice the other party or the Northern Orion Shareholders, (B) would not impede or materially delay the completion of the transactions contemplated hereby, (C) the party making the proposal has provided notice of such proposal to the other party not less than 15 days prior to the Northern Orion Meeting and (D) implementation of the proposal would not result in a transaction that is inconsistent with the fundamental terms of this Agreement, including, without limitation, the Northern Orion Share Exchange Ratio.

(d)                 Each of Northern Orion and Yamana agree that any such modifications and any transactions or steps taken in accordance herewith shall not be considered in determining whether any representation or warranty made by them under this Agreement has been breached if such modifications, transactions and steps are the sole cause of such breach.

(e)                  Northern Orion and Yamana shall enter into an amending agreement reflecting the proposed amendments to the Arrangement and this Agreement and the Plan of Arrangement shall be modified accordingly and Northern Orion and Yamana shall each use its respective commercially reasonable efforts to communicate any such modifications to the Northern Orion Shareholders and to ensure that any such modifications are, to the extent required under applicable Law, presented to the Northern Orion Shareholders at their respective meetings.

7.03        Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)                  by the mutual written consent, duly authorized by the Board of Directors of each of the parties hereto;

(b)                 by Yamana if (i) the board of directors of Northern Orion shall have withdrawn or modified in a manner adverse to Yamana, its approval or recommendation of the Arrangement (including as contemplated by subsections 6.02) or (ii) the board of directors of Northern Orion shall have approved or recommended an Acquisition Proposal;

(c)                  by Northern Orion in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with subsection 6.02 and the payment of the Termination Fee required to be paid pursuant to subsection 6.03;

(d)                 by Yamana or by Northern Orion if the Northern Orion Shareholder Approval shall not have been obtained at the Northern Orion Meeting or the Post-Amendment Meeting, as applicable;

(e)                  by Yamana if Northern Orion shall have failed to hold the Northern Orion Meeting on or before the date required by subsection 4.01(b)(iv) (or such later date consented to by Yamana), unless such failure results from: (i) delays in obtaining all required regulatory approval that are beyond the control of Northern Orion or delays resulting from any action or inaction of Yamana; (ii) an adjournment of such meeting for not more than 10 Business Days due to its obligation to adjourn such meeting in the circumstances described in Article 6; or (iii) an adjournment otherwise permitted by this Agreement;

(f)                  by Yamana if there is a material breach by Northern Orion of its covenants under this Agreement prior to the Completion Date;

(g)                 by Northern Orion or Yamana if the required approval of Yamana Shareholders shall not have been obtained at the Yamana Meeting, if required;

(h)                 by Yamana or Northern Orion if Yamana does not acquire 66 2/3% or more of the issued and outstanding common shares of Meridian (calculated in a fully-diluted basis) pursuant to the Meridian Offer on or before the Completion Deadline;

(i)                   by Northern Orion if there is a material breach by Yamana of its covenants under this Agreement prior to the Completion Deadline;

(j)                   by either party if any of the conditions in sections 5.01, 5.02, or 5.03 hereof for the benefit of the terminating party is not satisfied or waived in accordance with those sections;

(k)                  by Yamana if Yamana’s financial advisor has withdrawn its opinion that the Arrangement considered together, with the Meridian Offer, is fair from a financial point of view, to Yamana or Yamana Shareholders, as a result of any corporate action of Northern Orion permitted or contemplated in the Disclosure Memorandum, provided that any termination by a party hereto in accordance with the paragraphs above shall be made by such party delivering written notice thereof to the other party or parties hereto prior to the Effective Date and specifying therein in reasonable detail the matter or matters giving rise to such termination right. In the event of any such termination, subject to the obligations of Northern Orion and Yamana contained in Article 6 hereof, including the payment required by section 6.03 hereof, each party hereto shall be deemed to have released, remised and forever discharged the other parties hereto in respect of any and all claims arising in respect of this Agreement, except as otherwise provided herein.

ARTICLE 8
GENERAL

8.01        Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party hereto shall be in writing and shall be delivered by hand to the party hereto to which the notice is to be given at the following address or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service of each of the parties hereto shall be as follows:

(a)                  if to Yamana:

Yamana Gold Inc.
150 York Street
Suite 1102
Toronto, ON M5H 3S5

Attention:	Peter Marrone, Chairman & CEO
Facsimile:	(416) 815-0021

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, ON M5H 3C2

Attention:	Mark Bennett
Facsimile:	(416) 350-6933

(b)                 if to Northern Orion:

Northern Orion Resources Inc.
Suite 250
West Georgia Street
Vancouver, BC V6E3C9

Attention:	David Cohen, President & CEO
Facsimile:	(604) 434-1487

with a copy (which shall not constitute notice) to:

DuMoulin Black LLP
10th Floor
595 Howe Street
Vancouver, BC V6C 2T5

Attention:	Mary Collyer
Facsimile:	(604) 687-3635

8.02        Remedies

The parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any party hereto or its representatives and advisors and that such breach may cause the non-breaching party hereto irreparable harm. Accordingly, the parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the parties hereto, the others will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof including, without limitation, section 6.03 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the parties hereto.

8.03        Expenses

The parties hereto agree that all out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby (other than the loan contemplated by the Loan Agreement), the Northern Orion Meeting and the preparation and mailing of the Northern Orion Proxy Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the party hereto incurring such expense and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses. The provisions of this section 8.03 shall survive the termination of this Agreement.

8.04        Time of the Essence

Time shall be of the essence in this Agreement.

8.05        Entire Agreement

This Agreement, the Confidentiality Agreement and the Loan Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof.  There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

8.06        Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Plan of Arrangement.

8.07        Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario.

8.08        Execution in Counterparts

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement, and any party delivering an executed counterpart of the signature page to this Agreement by facsimile to any other party shall thereafter also promptly deliver a manually executed original counterpart of this Agreement to such other party, but the failure to deliver such manually executed original counterpart shall not affect the validity, enforceability or binding effect of this Agreement.

8.09        Waiver

No waiver or release by any party hereto shall be effective unless in writing and executed by the party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. Waivers may only be granted upon compliance with the provisions governing amendments set forth in section 7.01 hereof.

8.10        No Personal Liability

(a)                  No director or officer of Yamana shall have any personal liability whatsoever (other than in the case of fraud, negligence or willful misconduct) to Northern Orion under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Yamana.

(b)                 No director or officer of Northern Orion shall have any personal liability whatsoever (other than in the case of fraud, negligence or willful misconduct) to Yamana under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Northern Orion.

8.11        Enurement and Assignment

This Agreement shall enure to the benefit of the parties hereto and their respective successors and permitted assigns and shall be binding upon the parties hereto and their respective successors. This Agreement may not be assigned by any party hereto without the prior written consent of each of the other parties hereto.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

YAMANA GOLD INC.
Per:

/s/ Peter Marrone
Name:	Peter Marrone
Title:	Chairman & CEO

NORTHERN ORION RESOURCES INC.
Per:

/s/ David Cohen
Name:	David Cohen
Title:	President & CEO

Schedule A

PLAN OF ARRANGEMENT

A-1

Draft Date:  July 13, 2007

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

Section 1.1             Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)           “Affiliate” shall have the meaning ascribed to such term under the BCBCA;

(b)           “Amalco” means the corporation continuing from the Amalgamation;

(c)           “Amalco Common Shares” means the common shares of Amalco;

(d)           “Amalgamating Corporations” means Yamana Subco and Northern Orion collectively;

(e)           “Amalgamation” has the meaning ascribed thereto in subsection 3.1(f) of this Plan of Arrangement;

(f)            “Amalgamation Application” means the amalgamation application in the form prescribed by the BCBCA regarding the Amalgamation, including the articles of Yamana Subco which, pursuant to the Amalgamation, are to be the articles of Amalco;

(g)           “Arrangement” means the arrangement under the provisions of the BCBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the Arrangement Agreement, the provisions hereof or at the direction of the Court in the Final Order;

(h)           “BCBCA” means the Business Corporations Act (British Columbia);

(i)            “Business Combination Agreement” means the business combination agreement dated as of July •, 2007 between Yamana and Northern Orion, as amended, amended and restated or supplemented prior to the Effective Date, entered into in connection with the Arrangement;

(j)            “Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

(k)           “Canadian Resident” means a beneficial owner of Northern Orion Common Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

(l)            “Certificate of Amalgamation” means the certificate of amalgamation giving effect to the Amalgamation, issued by the Registrar pursuant to section 296 and subsection 281(a) of the BCBCA;

(m)          “Converted Yamana Option” shall have the meaning ascribed thereto in subsection 3.1(c) hereof;

(n)           “Court” means the Supreme Court of British Columbia;

(o)           “Depositary” means CIBC Mellon Trust Company or any other trust company, bank or financial institution agreed to in writing between Yamana and Northern Orion for the purpose of, among other things, exchanging certificates representing Northern Orion Common Shares for Yamana Common Shares in connection with the Arrangement;

(p)           “Dissent Procedures” means the procedures set forth in Division 2 of Part 8 of the BCBCA required to be taken by a registered holder of Northern Orion Common Shares to exercise the right of dissent in respect of such Northern Orion Common Shares in connection with the Arrangement, as modified by Article 5 hereof, the Interim Order and the Final Order;

(q)           “Dissenting Shareholder” means a registered holder of Northern Orion Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures and who is ultimately entitled to be paid fair value for their Northern Orion Common Shares;

(r)            “Effective Date” means the date designated by Yamana and Northern Orion by notice in writing as the effective date of the Arrangement, after all of the conditions of the Arrangement Agreement and the Final Order have been satisfied or waived;

(s)           “Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;

(t)            “Eligible Holder” means a beneficial holder of Northern Orion Common Shares immediately prior to the Effective Time who is either: (i) a Canadian Resident, or (ii) an Eligible Non-Resident;

(u)           “Eligible Non-Resident” means a beneficial holder of Northern Orion Common Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and whose Northern Orion Common Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act;

(v)           “Final Order” means the order of the Court approving the Arrangement, including all amendments thereto, pursuant to section 291 of the BCBCA or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

(w)          “Former Northern Orion Shareholders” means the holders of Northern Orion Common Shares immediately prior to the Effective Time;

(x)            “In the Money Amount” means in respect of a stock option at any time, the amount, if any, by which the aggregate fair market value at that time of the securities subject to the option exceeds the aggregate exercise price under the option;

(y)           “Interim Order” means the interim order of the Court, including any amendment thereto, made pursuant to section 291 of the BCBCA made in connection with the Arrangement;

(z)            “Meeting Date” means the date of the Northern Orion Meeting;

(aa)         “Northern Orion” means Northern Orion Resources Inc., a company existing under the BCBCA;

(bb)         “Northern Orion Common Shares” means the issued and outstanding common shares of Northern Orion;

(cc)         “Northern Orion Employee Options” means an outstanding option to purchase Northern Orion Common Shares issued pursuant to the Northern Orion Share Option Plan or otherwise that was granted in their capacity as an employee, director or officer of Northern Orion;

(dd)         “Northern Orion Meeting” means the special meeting of the holders of Northern Orion Common Shares held to consider and approve, among other things, the Arrangement;

(ee)         “Northern Orion Non-Employee Options” means an outstanding option to purchase Northern Orion Common Shares issued pursuant to the Northern Orion Share Option Plan or otherwise that was not granted to a person in their capacity as an employee, director of officer of Northern Orion;

(ff)           “Northern Orion Options” means collectively the Northern Orion Employee Options and the Northern Orion Non-Employee Options;

(gg)         “Northern Orion Share Option Plan” means the Incentive Share Purchase Option Plan of Northern Orion effective as of February 23, 2005;

(hh)         “Northern Orion Warrants” means the Series A and Series B common shares purchase warrants of Northern Orion issued pursuant to indentures dated May 29, 2003, and February 17, 2005, respectively;

(ii)           “Plan of Arrangement” means this plan of arrangement, as amended, modified or supplemented from time to time in accordance herewith and with any order of the Court;

(jj)           “Proxy Circular” means the management information circular of Northern Orion prepared for the Northern Orion Meeting;

(kk)         “Registrar” means the person appointed as Registrar of Companies pursuant to section 400 of the BCBCA;

(ll)           “Section 85 Election” shall have the meaning ascribed thereto in subsection 3.2(c);

(mm)       “Share Exchange Ratio” shall have the meaning ascribed thereto in subsection 3.1(a);

(nn)         “Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

(oo)         “Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act;

(pp)         “Yamana” means Yamana Gold Inc., a corporation existing under the Canada Business Corporations Act;

(qq)         “Yamana Common Shares” means the common shares in the authorized share capital of Yamana; and

(rr)           “Yamana Subco” means 0796937 B.C. Ltd., a wholly-owned subsidiary of Yamana incorporated under the BCBCA.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

Section 1.2             Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Section 1.3             Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.4             Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.5             Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.6             Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

ARTICLE 2
ARRANGEMENT AGREEMENT

Section 2.1             Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

ARTICLE 3
ARRANGEMENT

Section 3.1             Arrangement

Commencing at the Effective Time, the following events or transactions shall occur and be deemed to occur in the following sequence without any further act or formality:

(a)           each Northern Orion Common Share held by a Former Northern Orion Shareholder (other than a Dissenting Shareholder or Yamana or any subsidiary of Yamana) shall be transferred to Yamana and in consideration thereof Yamana shall issue Yamana Common Shares on the basis of 0.543 fully paid and non-assessable Yamana Common Shares (the “Share Exchange Ratio”) and $0.001 in cash for each Northern Orion Common Share, subject to Section 3.3, Section 3.4 and Article 6 hereof;

(b)           each Northern Orion Common Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to

Yamana and Yamana shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 5 hereof, and the name of such holder shall be removed from the central securities register as holders of Northern Orion Common Shares and Yamana shall be recorded as the registered holder of the Northern Orion Common Shares so transferred and shall be the legal owner of such Northern Orion Common Shares;

(c)           each Northern Orion Employee Option outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged for an option (a “Converted Yamana Option”) to acquire (on the same terms and conditions as were applicable to such Northern Orion Employee Option immediately before the Effective Time under the relevant Northern Orion Option Plan under which it was issued and the agreement evidencing the grant except to the extent that such Converted Yamana Option will expire on the earlier of the expiry date for such option and one year after the Effective Date if the holder thereof ceases to be an employee, director or officer of Northern Orion as of the Effective Date and does not then become an employee, consultant, director or officer of Yamana or a Yamana Material Subsidiary on that date), the number (rounded down to the nearest whole number) of Yamana Common Shares equal to the product of: (A) the number of Northern Orion Common Shares subject to such Northern Orion Employee Option immediately prior to the Effective Time and (B) the Northern Orion Share Exchange Ratio.  The exercise price per Yamana Common Share subject to any such Converted Yamana Option shall be an amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of (A) the exercise price per Northern Orion Common Share subject to such Northern Orion Option immediately before the Effective Time divided by (B) the Share Exchange Ratio, provided that the exercise price otherwise determined shall be adjusted to the extent, if any, required to ensure that the In the Money Amount of the Converted Yamana Option immediately after the exchange is equal to the In the Money Amount of the exchanged Northern Orion Option immediately before the Effective Time; and

(d)           in accordance with the terms of the Northern Orion Warrants and Northern Orion Non-Employee Options, each Northern Orion Warrant and each Northern Orion Non-Employee Option outstanding immediately prior to the Effective Time, shall entitle the holder thereof to receive upon exercise, (on the same terms and conditions as were applicable to such Northern Orion Warrant or Northern Orion Non-Employee Option immediately before the Effective Time except to the extent that the Northern Orion Non-Employee Option will expire on the earlier of the expiry date for such option and one year after the Effective Date if the holder thereof ceases to be a consultant of Northern Orion as of the Effective Date and does not then become an employee, consultant, director or officer of Yamana or a Yamana Material Subsidiary on that date) (i) the number (rounded down to the nearest whole number) of Yamana Common Shares equal to the product of: (A) the number of Northern Orion Common Shares subject to such Northern Orion Warrant or Northern Orion Non-Employee Option, as the case may be, immediately prior to the Effective Time and (B) the Northern Orion Share

Exchange Ratio and (ii) Cdn. $0.001 in cash;

(e)           Yamana shall transfer all of the Northern Orion Common Shares held by Yamana including the Northern Orion Common Shares acquired pursuant to subsection 3.1(a), to Yamana Subco in exchange for 100 common shares of Yamana Subco;

(f)            the capital account maintained by Northern Orion for the Northern Orion Common Shares shall reduced to $1.00 without any repayment of capital in respect thereof; and

(g)           Yamana Subco and Northern Orion shall be amalgamated to form Amalco and continue as one corporation under the BCBCA on the terms prescribed in this Plan of Arrangement (the “Amalgamation”) and:

(i)            the property of each Amalgamating Corporation shall continue to be the property of Amalco and Amalco shall continue to be liable for the obligations of each Amalgamating Corporation, including civil, criminal and quasi-criminal liabilities and all contracts, disabilities, options, warrants and debts of each of the Amalgamating Corporations;

(ii)           an existing cause of action, claim or liability to prosecution is unaffected;

(iii)          a civil, criminal or administrative action or proceeding pending by or against an Amalgamating Corporation may continue to be prosecuted by or against Amalco;

(iv)          a conviction against, or ruling, order or judgment in favour of or against, an Amalgamating Corporation may be enforced by or against Amalco;

(v)           all issued and outstanding Northern Orion Common Shares shall be cancelled without any repayment of capital in respect thereof; and

(vi)          all issued and outstanding common shares of Yamana Subco shall be cancelled and Yamana shall receive on the Amalgamation one Amalco Common Share for each common share of Yamana Subco previously held.

Section 3.2             Post-Effective Time Procedures

(a)           On or promptly after the Effective Date, Yamana shall:

(i)            deliver or arrange to be delivered to the Depositary certificates representing the Yamana Common Shares required to be issued to Former Northern Orion Shareholders and the requisite cash required to be paid to Former Northern Orion Shareholders in accordance with the provisions of Section 3.1 hereof, which certificates and cash shall be held by the Depositary as agent and nominee for such Former Northern Orion Shareholders for distribution to such Former Northern Orion Shareholders in accordance with the provisions of Article 6 hereof; and

(ii)           cause the Depositary to send to each registered Former Northern Orion Shareholder a letter of transmittal containing instructions for the deposit of certificates for Northern Orion Shares with the Depositary at its principal office in Toronto, Ontario.

(b)           Subject to the provisions of Article 6 hereof and upon return of a properly completed letter of transmittal by a registered Former Northern Orion Shareholder, together with certificates representing Northern Orion Shares and such other documents as the Depositary may require, Former Northern Orion Shareholders shall be entitled to receive delivery of the certificates representing the Yamana Common Shares and a cheque for the cash consideration to which they are entitled pursuant to subsection 3.1(a) hereof.

(c)           An Eligible Holder whose Northern Orion Common Shares are exchanged for Yamana Common Shares and cash pursuant to the Arrangement shall be entitled to make an income tax election, pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing two signed copies of the necessary election forms to an appointed representative, as directed by Yamana, within 90 days after the Effective Date, duly completed with the details of the number of Northern Orion Common Shares transferred and the applicable agreed amounts for the purposes of such elections.  Yamana shall, within 90 days after receiving the election forms, and subject to such election forms being correct and complete and complying with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return them to the Former Northern Orion Shareholder for filing with the Canada Revenue Agency (or the applicable provincial tax authority).  Neither Northern Orion, Yamana nor any successor corporation shall be responsible for the proper completion of any election form nor, except for the obligation to sign and return duly completed election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation).  In its sole discretion, Yamana or any successor corporation may choose to sign and return an election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

(d)           Upon receipt of a letter of transmittal in which an Eligible Holder has indicated that the Eligible Holder intends to make a Section 85 Election, Yamana will promptly deliver a tax instruction letter (and a tax instruction letter for the equivalent Quebec election, if applicable), together with the relevant tax election forms (including the Quebec tax election forms, if applicable) to the Eligible Holder.

Section 3.3             No Fractional Yamana Common Shares

No fractional Yamana Common Shares shall be issued to Former Northern Orion Shareholders.  The number of Yamana Common Shares to be issued to Former Northern Orion Shareholders shall be rounded up to the nearest whole Yamana Common Share in the event that a Former Northern Orion Shareholder is entitled to a fractional share representing 0.5 or more of a Yamana Common Share and shall be rounded down to the nearest whole Yamana Common Share in the event that a Former Northern Orion Shareholder is entitled to a fractional share representing less than 0.5 of a Yamana Common Share.

Section 3.4             Fractional Cash Consideration

Any cash consideration owing to a Former Northern Orion Shareholder shall be rounded up to the next whole cent.

ARTICLE 4
AMALCO

Section 4.1             Name

The name of Amalco shall be 0796937 B.C. Ltd.

Section 4.2             Registered Office

The registered office of Amalco shall be located in the City of Vancouver in the Province of British Columbia and the address of the registered office of Amalco shall be 1600-925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

Section 4.3             Amalgamation Application and Notice of Articles

The Amalgamation Application and Notice of Articles of Amalco shall be as set out in Appendix “I” attached hereto until repealed, amended or altered.

Section 4.4             Articles

The articles of Amalco shall be as set out in Appendix “II” attached hereto.

Section 4.5             Directors and Officers

(a)           First Directors.  The first directors of Amalco immediately following the Amalgamation shall be the persons whose names and prescribed addresses appear below:

Name	Municipality of Residence
Peter Marrone	150 York Street, Suite 1102
Toronto, Ontario M5H 3S5

Charles Main	150 York Street, Suite 1102
Toronto, Ontario M5H 3S5

(b)           Initial Officers.  The initial officers of Amalco shall be as follows:

Name	Title
Peter Marrone	President
Charles Main	Vice President & CFO
Jacqueline Jones	Secretary
Betty Soares	Treasurer

ARTICLE 5
DISSENT PROCEDURES

Section 5.1             Dissent Procedures

Holders of Northern Orion Common Shares may exercise Dissent Procedures with respect to Northern Orion Common Shares in connection with the Arrangement, provided that, notwithstanding the Dissent Procedures, the written objection to the special resolution to approve the Arrangement contemplated by section 242 of the BCBCA must be sent to Northern Orion by holders who wish to dissent at least two days before the Northern Orion Meeting or any date to which the Northern Orion Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:

(a)           are ultimately entitled to be paid fair value for their Northern Orion Common Shares, which fair value shall be the fair value of such shares immediately before the passing by the holders of the Northern Orion Common Shares of the resolution approving the Arrangement, shall be paid an amount equal to such fair value by Yamana; and

(b)           are ultimately not entitled, for any reason, to be paid fair value for their Northern Orion Common Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Northern Orion Common Shares and shall be entitled to receive only the consideration contemplated in subsection 3.1(a) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Procedures, but further provided that in no case shall Yamana, Yamana Subco, Northern Orion, Amalco or any other person be required to recognize holders of Northern Orion Common Shares who exercise Dissent Procedures as holders of Northern Orion Common Shares after the time that is immediately prior to the Effective Time, and the names of such holders of Northern Orion Common Shares who exercise Dissent Procedures shall be deleted from the central securities register as holders of Northern Orion Common Shares at the Effective Time.

ARTICLE 6
DELIVERY OF YAMANA COMMON SHARES

Section 6.1             Delivery of Yamana Common Shares

(a)           Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Northern Orion Common Shares that were exchanged for Yamana Common Shares in accordance with Section 3.1 hereof, together with such other documents and instruments as would have been required to effect the transfer of the Northern Orion Common Shares formerly represented by such certificate under the BCBCA and the articles of Northern Orion and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Yamana Common Shares that such holder is entitled to receive in accordance with Section 3.1 hereof and a cheque for the cash consideration to which such holder is entitled.

(b)           After the Effective Time and until surrendered for cancellation as contemplated by subsection 6.1(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Northern Orion Common Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the Yamana Common Shares and the cash consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1.

Section 6.2             Lost Certificates

In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Northern Orion Common Shares that were exchanged for Yamana Common Shares and the cash consideration in accordance with Section 3.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Yamana Common Shares and a cheque in the amount of the cash consideration that such holder is entitled to receive in accordance with Section 3.1 hereof. When authorizing such delivery of a certificate representing the Yamana Common Shares and the cash consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Yamana Common Shares and a cheque in the amount of the cash consideration is to be delivered shall, as a condition precedent to the delivery of such Yamana Common Shares and cheque, give a bond satisfactory to Yamana and the Depositary in such amount as Yamana and the Depositary may direct, or otherwise indemnify Yamana and the Depositary in a manner satisfactory to Yamana and the Depositary, against any claim that may be made against Yamana or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Northern Orion.

Section 6.3             Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Yamana Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Northern Orion Common Shares unless and until the holder of such certificate shall have complied with the provisions of Section 6.1 or Section 6.2 hereof.  Subject to applicable law and to Section 6.4 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Yamana Common Shares and a cheque for the cash consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Yamana Common Shares.

Section 6.4             Withholding Rights

Yamana and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Northern Orion Shareholder such amounts as Yamana or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Northern Orion Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Section 6.5             Limitation and Proscription

To the extent that a Former Northern Orion Shareholder shall not have complied with the provisions of Section 6.1 or Section 6.2 hereof on or before the date that is six years after the Effective Date (the “final proscription date”), then the Yamana Common Shares that such Former Northern Orion Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Yamana Common Shares, together with the cash consideration to which such Former Northern Orion Shareholder was entitled, shall be delivered to Yamana by the Depositary and the share certificates shall be cancelled by Yamana, and the interest of the Former Northern Orion Shareholder in such Yamana Common Shares and the cash consideration to which it was entitled shall be terminated as of such final proscription date.

ARTICLE 7
AMENDMENTS

Section 7.1             Amendments to Plan of Arrangement

(a)           Yamana and Northern Orion reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Yamana and Northern Orion, (iii) filed with the Court and, if made following the Northern Orion Meeting, approved by the Court, and (iv) communicated to holders or former holders of Northern Orion Common Shares if and as required by the Court.

(b)           Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Northern Orion at any time prior to the Northern Orion Meeting provided that Yamana shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Northern Orion Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)           Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Northern Orion Meeting shall be effective only if: (i) it is consented to in writing by each of Yamana and Northern Orion; and (ii) if required by the Court, it is consented to by holders of the Northern Orion Common Shares voting in the manner directed by the Court.

APPENDIX “I”

Ministry of Finance	AMALGAMATION APPLICATION
Corporate and Personal
Property Registries	FORM 13 – BC COMPANY

www.fin.gov.bc.ca/registries	Section 275 Business Corporations Act

Telephone: 250 356-8626

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The Regulation under the Business Corporations Act requires the electronic version of this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FIPPA) The personal information requested on this form is made available to the public under the authority of the Business Corporations Act. Questions about how the FIPPA applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A NAME OF COMPANY – Choose one of the following:

☐	The name is the name reserved for the amalgamated company. The name reservation number is: , OR

☒	The company is to be amalgamated with a name created by adding “B.C. Ltd.” after the incorporation number, OR

☐	The amalgamated company is to adopt, as its name, the name of one of the amalgamating companies.
The name of the amalgamating company being adopted is:

The incorporation number of that company is:

Please note: If you want the name of an amalgamating corporation that is a foreign corporation, you must obtain a name approval before completing this amalgamation application.

B AMALGAMATION STATEMENT – Please indicate the statement applicable to this amalgamation.

☒	With Court Approval:

This amalgamation has been approved by the court and a copy of the entered court order approving the amalgamation has been obtained and has been deposited in the records office of each of the amalgamating companies.

OR

☐	Without Court Approval:

This amalgamation has been effected without court approval. A copy of all of the required affidavits under section 277(1) have been obtained and the affidavit obtained from each amalgamating company has been deposited in that company’s records office.

C AMALGAMATION EFFECTIVE DATE – Choose one of the following:

☐	The amalgamation is to take effect at the time that this application is filed with the registrar.

☒	The amalgamation is to take effect at 12:01 a.m. Pacific Time on being a date that is not more than ten days after the date of the filing of this application.	YYYY / MM / DD

☐	The amalgamation is to take effect at ☐ a.m. or ☐ p.m. Pacific Time on being a date and time that is not more than ten days after the date of the filing of this application.	YYYY / MM / DD

D AMALGAMATING CORPORATIONS

Enter the name of each amalgamating corporation below. For each company, enter the incorporation number. If the amalgamating corporation is a foreign corporation, enter the foreign corporation’s jurisdiction and if registered in BC as an extraprovincial company, enter the extraprovincial company’s registration number. Attach an additional sheet if more space is required.

NAME OF AMALGAMATING CORPORATION	BC INCORPORATION NUMBER, OR EXTRAPROVINCIAL REGISTRATION NUMBER IN BC	FOREIGN CORPORATION’S JURISDICTION
1. 0796937 B.C. LTD.	0796937
2. NORTHERN ORION RESOURCES INC.	0308457
3.
4.
5.

E. FORMALITIES TO AMALGAMATION

If any amalgamating corporation is a foreign corporation, section 275(1)(b) requires an authorization for the amalgamation from the foreign corporation’s jurisdiction to be filed.

☐	This is to confirm that each authorization for the amalgamation required under section 275(1)(b) is being submitted for filing concurrently with this application.

F CERTIFIED CORRECT – I have read this form and found it to be correct.

This form must be signed by an authorized signing authority for each of the amalgamating companies as set out in Item D.

	NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	DATE SIGNED YYYY/MM/DD

1.	Peter Marrone
X
	NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	DATE SIGNED YYYY/MM/DD

2.	David Cohen
X
	NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	DATE SIGNED YYYY/MM/DD

3.
X
	NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	DATE SIGNED YYYY/MM/DD

4.
X
	NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	DATE SIGNED YYYY/MM/DD

5.		X

NOTICE OF ARTICLES

A	NAME OF COMPANY
Set out the name of the company as set out in Item A of the Amalgamation Application.

Number name to be determined upon Amalgamation

B	TRANSLATION OF COMPANY NAME
Set out every translation of the company name that the company intends to use outside of Canada.
n/a

C	DIRECTOR NAME(S) AND ADDRESS(ES)

Set out the full name, delivery address and mailing address (if different) of every director of the company. The director may select to provide either (a) the delivery address and, if different, the mailing address for the office at which the individual can usually be served with records between 9 a.m. and 4 p.m. on business days or (b) the delivery address and, if different, the mailing address of the individual’s residence. The delivery address must not be a post office box. Attach an additional sheet if more space is required.

LAST NAME	FIRST NAME		MIDDLE NAME
Marrone	Peter

DELIVERY ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
150 York Street, Suite 1102, Toronto		Ontario	Canada	M5H 3S5

MAILING ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
150 York Street, Suite 1102, Toronto		Ontario	Canada	M5H 3S5

LAST NAME	FIRST NAME		MIDDLE NAME
Main	Charles

DELIVERY ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
150 York Street, Suite 1102, Toronto		Ontario	Canada	M5H 3S5

MAILING ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
150 York Street, Suite 1102, Toronto		Ontario	Canada	M5H 3S5

LAST NAME	FIRST NAME		MIDDLE NAME

DELIVERY ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

MAILING ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

LAST NAME	FIRST NAME		MIDDLE NAME

DELIVERY ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

MAILING ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

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D	REGISTERED OFFICE ADDRESSES
	DELIVERY ADDRESS OF THE COMPANY’S REGISTERED OFFICE 1600 - 925 West Georgia Street, Vancouver	PROVINCE BC	POSTAL CODE V6C 3L2

	MAILING ADDRESS OF THE COMPANY’S REGISTERED OFFICE 1600 - 925 West Georgia Street, Vancouver	PROVINCE BC	POSTAL CODE V6C 3L2

E	RECORDS OFFICE ADDRESSES
	DELIVERY ADDRESS OF THE COMPANY’S RECORDS OFFICE 1600 - 925 West Georgia Street, Vancouver	PROVINCE BC	POSTAL CODE V6C 3L2

	MAILING ADDRESS OF THE COMPANY’S REGISTERED OFFICE 1600 - 925 West Georgia Street, Vancouver	PROVINCE BC	POSTAL CODE V6C 3L2

F	AUTHORIZED SHARE STRUCTURE

	Maximum number of shares of this class or series of shares that the company is authorized to issue, or indicate there is no maximum number.		Kind of shares of this class or series of shares			Are there special rights or restrictions attached to the shares of this class or series of shares?
Identifying name of class or series of shares	THERE IS NO MAXIMUM ☒	MAXIMUM NUMBER OF SHARES AUTHORIZED	WITHOUT PAR VALUE ☒	WITH A PAR VALUE OF ($)	Type of currency	Yes ☒	No ☒

Common Shares	☒		☒				☒

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APPENDIX “II”

Incorporation number:

                                 B.C. LTD. (the “Company”)

ARTICLES

1.                                      INTERPRETATION

1.1.                            Definitions

In these Articles, unless the context otherwise requires:

(1)                                  “board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

(2)                                  “Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3)                                  “Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4)                                  “legal personal representative” means the personal or other legal representative of a shareholder;

(5)                                  “registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

(6)                                  “seal” means the seal of the Company, if any.

1.2.                            Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict or inconsistency between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2.                                      SHARES AND SHARE CERTIFICATES

2.1.                            Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2.                            Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3.                            Shareholder Entitled to Certificate or Acknowledgement

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgement of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgement and delivery of a share certificate or an acknowledgement to one of several joint shareholders or to a duly authorized agent of one of the joint shareholders will be sufficient delivery to all.

2.4.                            Delivery by Mail

Any share certificate or non-transferable written acknowledgement of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5.                            Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgement of the shareholder’s right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgement, as the case may be, and on such other terms, if any, as they think fit:

(1)                                  order the share certificate or acknowledgement, as the case may be, to be cancelled; and

(2)                                  issue a replacement share certificate or acknowledgement, as the case may be.

2.6.                            Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgement

If a share certificate or a non-transferable written acknowledgement of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgement, as the case may be, must be issued to the person entitled to that share certificate or acknowledgement, as the case may be, if the directors receive:

(1)                                  proof satisfactory to them that the share certificate or acknowledgement is lost, stolen or destroyed; and

(2)                                  any indemnity the directors consider adequate.

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2.7.                            Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8.                            Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9.                            Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3.                                      ISSUE OF SHARES

3.1.                            Directors Authorized

Subject to the Business Corporations Act and the rights, if any, of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2.                            Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3.                            Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

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3.4.                            Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(1)                                  consideration is provided to the Company for the issue of the share by one or more of the following:

(a)                                  past services performed for the Company;

(b)                                 property;

(c)                                  money; and

(2)                                  the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5.                            Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4.                                      SHARE REGISTERS

4.1.                            Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2.                            Closing Register

The Company must not at any time close its central securities register.

5.                                      SHARE TRANSFERS

5.1.                            Registering Transfers

A transfer of a share of the Company must not be registered unless the Company or the transfer agent or registrar for the class or series of share to be transferred has received:

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(1)                                  a duly signed instrument of transfer in respect of the share;

(2)                                  if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate;

(3)                                  if a non-transferable written acknowledgement of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgement; and

(4)                                  such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of share to be transferred may require to prove the title of the transferor or the transferor’s right to transfer the share, the due signing of the instrument of transfer and the right of the transferee to have the transfer registered.

5.2.                            Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

5.3.                            Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4.                            Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgements deposited with the instrument of transfer:

(1)                                  in the name of the person named as transferee in that instrument of transfer; or

(2)                                  if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5.                            Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares,

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of any interest in the shares, of any share certificate representing such shares or of any written acknowledgement of a right to obtain a share certificate for such shares.

5.6.                            Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6.                                      TRANSMISSION OF SHARES

6.1.                            Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative of the shareholder, or in the case of shares registered in the shareholder’s name and the name of another person in joint tenancy, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative of a shareholder, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2.                            Rights of Legal Personal Representative

The legal personal representative of a shareholder has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.  This Article 6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the shareholder’s name and the name of another person in joint tenancy.

7.                                      PURCHASE OF SHARES

7.1.                            Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms determined by the directors.

7.2.                            Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)                                  the Company is insolvent; or

(2)                                  making the payment or providing the consideration would render the Company insolvent.

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7.3.                            Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)                                  is not entitled to vote the share at a meeting of its shareholders;

(2)                                  must not pay a dividend in respect of the share; and

(3)                                  must not make any other distribution in respect of the share.

8.                                      BORROWING POWERS

The Company, if authorized by the directors, may:

(1)                                  borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2)                                  issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)                                  guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)                                  mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

9.                                      ALTERATIONS

9.1.                            Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may by special resolution:

(1)                                  create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2)                                  increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3)                                  subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(4)                                  if the Company is authorized to issue shares of a class of shares with par value:

(a)                                  decrease the par value of those shares; or

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(b)                                 if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(5)                                  change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6)                                  alter the identifying name of any of its shares; or

(7)                                  otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act;

and, if applicable, alter its Notice of Articles and, if applicable, its Articles, accordingly.

9.2.                            Special Rights and Restrictions

Subject to the Business Corporations Act, the Company may by special resolution:

(1)                                  create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2)                                  vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued;

and alter its Articles and Notice of Articles accordingly.

9.3.                            Change of Name

The Company may by special resolution authorize an alteration of its Notice of Articles in order to change its name and may by ordinary resolution or directors’ resolution adopt or change any translation of that name.

9.4.                            Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

10.                               MEETINGS OF SHAREHOLDERS

10.1.                     Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

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10.2.                     Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3.                     Calling of Meetings of Shareholders

The directors may, at any time, call a meeting of shareholders.

10.4.                     Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as an exceptional resolution, a special resolution or a special separate resolution, and any notice to consider approving an amalgamation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)                                  if and for so long as the Company is a public company, 21 days;

(2)                                  otherwise, 10 days.

10.5.                     Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1)                                  if and for so long as the Company is a public company, 21 days;

(2)                                  otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6.                     Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on

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which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7.                     Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or may agree to reduce the period of that notice.  Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting, unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.8.                     Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1)                                  state the general nature of the special business; and

(2)                                  if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a)                                  at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(b)                                 during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

10.9.                     Notice of Dissent Rights

The Company must send to each of its shareholders, whether or not their shares carry the right to vote, a notice of any meeting of shareholders at which a resolution entitling shareholders to dissent is to be considered specifying the date of the meeting and containing a statement advising of the right to send a notice of dissent together with a copy of the proposed resolution at least the following number of days before the meeting:

(1)                                  if and for so long as the Company is a public company, 21 days;

(2)                                  otherwise, 10 days.

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11.                               PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1.                     Special Business

At a meeting of shareholders, the following business is special business:

(1)                                  at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)                                  at an annual general meeting, all business is special business except for the following:

(a)                                  business relating to the conduct of or voting at the meeting;

(b)                                 consideration of any financial statements of the Company presented to the meeting;

(c)                                  consideration of any reports of the directors or auditor;

(d)                                 the setting or changing of the number of directors;

(e)                                  the election or appointment of directors;

(f)                                    the appointment of an auditor;

(g)                                 the setting of the remuneration of an auditor;

(h)                                 business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i)                                     any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2.                     Special Majority

The majority of votes required for the Company to pass a special resolution at a general meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3.                     Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares and to Article 11.4, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

11.4.                     One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(1)                                  the quorum is one person who is, or who represents by proxy, that shareholder, and

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(2)                                  that shareholder, present in person or by proxy, may constitute the meeting.

11.5.                     Persons Entitled to Attend Meeting

In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company, any persons invited to be present at the meeting by the directors or by the chair of the meeting and any persons entitled or required under the Business Corporations Act or these Articles to be present at the meeting; but if any of those persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6.                     Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7.                     Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1)                                  in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2)                                  in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8.                     Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9.                     Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1)                                  the chair of the board, if any; or

(2)                                  if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

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11.10.              Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11.              Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12.              Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13.              Decisions by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy.

11.14.              Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15.              Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

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11.16.              Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17.              Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(1)                                  the poll must be taken:

(a)                                  at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b)                                 in the manner, at the time and at the place that the chair of the meeting directs;

(2)                                  the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)                                  the demand for the poll may be withdrawn by the person who demanded it.

11.18.              Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19.              Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20.              Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21.              No Demand for Poll on Election of Chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22.              Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

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11.23.              Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12.                               VOTES OF SHAREHOLDERS

12.1.                     Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1)                                  on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2)                                  on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2.                     Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3.                     Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1)                                  any one of the joint shareholders may vote at any meeting of shareholders, personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2)                                  if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4.                     Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders registered in respect of that share.

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12.5.                     Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1)                                  for that purpose, the instrument appointing a representative must be received:

(a)                                  at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(b)                                 at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting;

(2)                                  if a representative is appointed under this Article 12.5:

(a)                                  the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b)                                 the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6.                     Proxy Provisions Do Not Apply to All Companies

If and for so long as the Company is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply, Articles 12.7 to 12.15 apply only insofar as they are not inconsistent with any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United States that is applicable to the Company and insofar as they are not inconsistent with the regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation.

12.7.                     Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

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12.8.                     Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9.                     When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1)                                  the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2)                                  the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3)                                  the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10.              Deposit of Proxy

A proxy for a meeting of shareholders must:

(1)                                  be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(2)                                  unless the notice provides otherwise, be received, at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11.              Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1)                                  at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

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(2)                                  at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

12.12.              Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]
(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the undersigned):

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder-printed]

12.13.              Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is received:

(1)                                  at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2)                                  at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

12.14.              Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1)                                  if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2)                                  if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

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12.15.              Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13.                               DIRECTORS

13.1.                     First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1)                                  subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company’s first directors;

(2)                                  if the Company is a public company, the greater of three and the most recently set of:

(a)                                  the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)                                 the number of directors set under Article 14.4;

(3)                                  if the Company is not a public company, the most recently set of:

(a)                                  the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)                                 the number of directors set under Article 14.4.

13.2.                     Change in Number of Directors

If the number of directors is set under Articles 13.1(2)(a) or 13.1(3)(a):

(1)                                  the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2)                                  if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may, subject to Article 14.8, appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3.                     Directors’ Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

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13.4.                     Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5.                     Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6.                     Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7.                     Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8.                     Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14.                               ELECTION AND REMOVAL OF DIRECTORS

14.1.                     Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1)                                  the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2)                                  all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

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14.2.                     Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1)                                  that individual consents to be a director in the manner provided for in the Business Corporations Act;

(2)                                  that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3)                                  with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3.                     Failure to Elect or Appoint Directors

If:

(1)                                  the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(2)                                  the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3)                                  when his or her successor is elected or appointed; and

(4)                                  when he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4.                     Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5.                     Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

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14.6.                     Remaining Directors’ Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7.                     Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8.                     Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(1)                                  one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2)                                  in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9.                     Ceasing to be a Director

A director ceases to be a director when:

(1)                                  the term of office of the director expires;

(2)                                  the director dies;

(3)                                  the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4)                                  the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10.              Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill

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the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11.              Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15.                               ALTERNATE DIRECTORS

15.1.                     Appointment of Alternate Director

Any director (an “appointor”) may by notice in writing received by the Company appoint any person (an “appointee”) who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2.                     Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3.                     Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1)                                  will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2)                                  has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3)                                  will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4)                                  has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

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15.4.                     Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5.                     Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6.                     Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7.                     Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1)                                  his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2)                                  the alternate director dies;

(3)                                  the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4)                                  the alternate director ceases to be qualified to act as a director; or

(5)                                  his or her appointor revokes the appointment of the alternate director.

15.8.                     Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16.                               POWERS AND DUTIES OF DIRECTORS

16.1.                     Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2.                     Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the

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directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

17.                               INTERESTS OF DIRECTORS AND OFFICERS

17.1.                     Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

17.2.                     Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3.                     Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4.                     Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

17.5.                     Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

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17.6.                     No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7.                     Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8.                     Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18.                               PROCEEDINGS OF DIRECTORS

18.1.                     Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2.                     Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3.                     Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1)                                  the chair of the board, if any;

(2)                                  in the absence of the chair of the board, the president, if any, if the president is a director; or

(3)                                  any other director chosen by the directors if:

(a)                                  neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

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(b)                                 neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c)                                  the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4.                     Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors:

(1)                                  in person;

(2)                                  by telephone; or

(3)                                  with the consent of all directors who wish to participate in the meeting, by other communications medium;

if all the directors participating in the meeting, whether in person, by telephone or by other communications medium, are able to communicate with each other.  A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5.                     Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6.                     Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7.                     When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1)                                  the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2)                                  the director or alternate director, as the case may be, has waived notice of the meeting.

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18.8.                     Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9.                     Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

Attendance of a director or alternate director at a meeting of the directors is a waiver of notice of the meeting, unless that director or alternate director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

18.10.              Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11.              Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12.              Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(1)                                  in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(2)                                  in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

A consent in writing under this Article may be by signed document, fax, e-mail or any other method of transmitting legibly recorded messages.  A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing.  A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is

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effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19.                               EXECUTIVE AND OTHER COMMITTEES

19.1.                     Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(1)                                  the power to fill vacancies in the board of directors;

(2)                                  the power to remove a director;

(3)                                  the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4)                                  such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

19.2.                     Appointment and Powers of Other Committees

The directors may, by resolution:

(1)                                  appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2)                                  delegate to a committee appointed under paragraph (1) any of the directors’ powers, except:

(a)                                  the power to fill vacancies in the board of directors;

(b)                                 the power to remove a director;

(c)                                  the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)                                 the power to appoint or remove officers appointed by the directors; and

(3)                                  make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

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19.3.                     Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1)                                  conform to any rules that may from time to time be imposed on it by the directors; and

(2)                                  report every act or thing done in exercise of those powers at such times as the directors may require.

19.4.                     Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)                                  revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)                                  terminate the appointment of, or change the membership of, the committee; and

(3)                                  fill vacancies in the committee.

19.5.                     Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)                                  the committee may meet and adjourn as it thinks proper;

(2)                                  the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3)                                  a majority of the members of the committee constitutes a quorum of the committee; and

(4)                                  questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20.                               OFFICERS

20.1.                     Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

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20.2.                     Functions, Duties and Powers of Officers

The directors may, for each officer:

(1)                                  determine the functions and duties of the officer;

(2)                                  entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3)                                  revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3.                     Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

20.4.                     Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors think fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21.                               INDEMNIFICATION

21.1.                     Definitions

In this Article 21:

(1)                                  “eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2)                                  “eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

(a)                                  is or may be joined as a party; or

(b)                                 is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3)                                  “expenses” has the meaning set out in the Business Corporations Act.

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21.2.                     Mandatory Indemnification of Eligible Parties

Subject to the Business Corporations Act, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3.                     Indemnification of Other Persons

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

21.4.                     Non-Compliance with Business Corporations Act

The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act or these Articles or, if applicable, any former Companies Act or former Articles, does not invalidate any indemnity to which he or she is entitled under this Part.

21.5.                     Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1)                                  is or was a director, alternate director, officer, employee or agent of the Company;

(2)                                  is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3)                                  at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4)                                  at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22.                               DIVIDENDS

22.1.                     Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

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22.2.                     Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3.                     No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4.                     Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5.                     Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other corporation, or in any one or more of those ways.

22.6.                     Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1)                                  set the value for distribution of specific assets;

(2)                                  determine that money in substitution for all or any part of the specific assets to which any shareholders are entitled may be paid to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3)                                  vest any such specific assets in trustees for the persons entitled to the dividend.

22.7.                     When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8.                     Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9.                     Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

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22.10.              Dividend Bears No Interest

No dividend bears interest against the Company.

22.11.              Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12.              Payment of Dividends

Any dividend or other distribution payable in money in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the registered address of the shareholder, or in the case of joint shareholders, to the registered address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13.              Capitalization of Retained Earnings or Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

23.                               ACCOUNTING RECORDS

23.1.                     Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

23.2.                     Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24.                               NOTICES

24.1.                     Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

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(1)                                  mail addressed to the person at the applicable address for that person as follows:

(a)                                  for a record mailed to a shareholder, the shareholder’s registered address;

(b)                                 for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c)                                  in any other case, the mailing address of the intended recipient;

(2)                                  delivery at the applicable address for that person as follows, addressed to the person:

(a)                                  for a record delivered to a shareholder, the shareholder’s registered address;

(b)                                 for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c)                                  in any other case, the delivery address of the intended recipient;

(3)                                  sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)                                  sending the record by e-mail to the e-mail address provided by the intended recipient for the sending of that record or records of that class;

(5)                                  physical delivery to the intended recipient.

24.2.                     Deemed Receipt

A notice, statement, report or other record that is:

(1)                                  mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(2)                                  faxed to a person to the fax number provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was faxed on the day it was faxed; and

(3)                                  e-mailed to a person to the e-mail address provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was e-mailed on the day it was e-mailed.

24.3.                     Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement,

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report or other record was sent in accordance with Article 24.1 is conclusive evidence of that fact.

24.4.                     Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing such record to the joint shareholder first named in the central securities register in respect of the share.

24.5.                     Notice to Legal Personal Representatives and Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)                                  mailing the record, addressed to them:

(a)                                  by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b)                                 at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2)                                  if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

24.6.                     Undelivered Notices

If, on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to Article 24.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

25.                               SEAL

25.1.                     Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1)                                  any two directors;

(2)                                  any officer, together with any director;

(3)                                  if the Company only has one director, that director; or

(4)                                  any one or more directors or officers or persons as may be determined by the directors.

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25.2.                     Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer, or the signature of any other person as may be determined by the directors.

25.3.                     Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and such persons as are authorized under Article 25.1 to attest the Company’s seal may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26.                               PROHIBITIONS

26.1.                     Application

Article 26.2 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

26.2.                     Consent Required for Transfer of Shares or Designated Securities

No securities of the Company other than non-convertible debt securities of the Company shall be transferred without the consent of the directors expressed by resolution and the directors shall not be required to give any reason for refusing to consent to any such transfer.

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ARTICLES
of
                              B.C. LTD.

1.	INTERPRETATION
	1.1.	Definitions
	1.2.	Business Corporations Act and Interpretation Act Definitions Applicable

2.	SHARES AND SHARE CERTIFICATES
	2.1.	Authorized Share Structure
	2.2.	Form of Share Certificate
	2.3.	Shareholder Entitled to Certificate or Acknowledgement
	2.4.	Delivery by Mail
	2.5.	Replacement of Worn Out or Defaced Certificate or Acknowledgement
	2.6.	Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgement
	2.7.	Splitting Share Certificates
	2.8.	Certificate Fee
	2.9.	Recognition of Trusts

3.	ISSUE OF SHARES
	3.1.	Directors Authorized
	3.2.	Commissions and Discounts
	3.3.	Brokerage
	3.4.	Conditions of Issue
	3.5.	Share Purchase Warrants and Rights

4.	SHARE REGISTERS
	4.1.	Central Securities Register
	4.2.	Closing Register

5.	SHARE TRANSFERS
	5.1.	Registering Transfers
	5.2.	Form of Instrument of Transfer
	5.3.	Transferor Remains Shareholder
	5.4.	Signing of Instrument of Transfer
	5.5.	Enquiry as to Title Not Required
	5.6.	Transfer Fee

6.	TRANSMISSION OF SHARES
	6.1.	Legal Personal Representative Recognized on Death
	6.2.	Rights of Legal Personal Representative

7.	PURCHASE OF SHARES
	7.1.	Company Authorized to Purchase Shares
	7.2.	Purchase When Insolvent
	7.3.	Sale and Voting of Purchased Shares

8.	BORROWING POWERS

9.	ALTERATIONS
	9.1.	Alteration of Authorized Share Structure
	9.2.	Special Rights and Restrictions
	9.3.	Change of Name
	9.4.	Other Alterations

10.	MEETINGS OF SHAREHOLDERS
10.1. Annual General Meetings
10.2. Resolution Instead of Annual General Meeting
10.3. Calling of Meetings of Shareholders
10.4. Notice for Meetings of Shareholders
10.5. Record Date for Notice
10.6. Record Date for Voting
10.7. Failure to Give Notice and Waiver of Notice
10.8. Notice of Special Business at Meetings of Shareholders
10.9. Notice of Dissent Rights

11.	PROCEEDINGS AT MEETINGS OF SHAREHOLDERS
11.1. Special Business
11.2. Special Majority
11.3. Quorum
11.4. One Shareholder May Constitute Quorum
11.5. Persons Entitled to Attend Meeting
11.6. Requirement of Quorum
11.7. Lack of Quorum
11.8. Lack of Quorum at Succeeding Meeting
11.9. Chair
11.10. Selection of Alternate Chair
11.11. Adjournments
11.12. Notice of Adjourned Meeting
11.13. Decisions by Show of Hands or Poll
11.14. Declaration of Result
11.15. Motion Need Not be Seconded
11.16. Casting Vote
11.17. Manner of Taking Poll
11.18. Demand for Poll on Adjournment
11.19. Chair Must Resolve Dispute
11.20. Casting of Votes
11.21. No Demand for Poll on Election of Chair
11.22. Demand for Poll Not to Prevent Continuance of Meeting
11.23.Retention of Ballots and Proxies

12.	VOTES OF SHAREHOLDERS
12.1. Number of Votes by Shareholder or by Shares
12.2. Votes of Persons in Representative Capacity
12.3. Votes by Joint Holders
12.4. Legal Personal Representatives as Joint Shareholders
12.5. Representative of a Corporate Shareholder
12.6. Proxy Provisions Do Not Apply to All Companies

12.7. Appointment of Proxy Holders
12.8. Alternate Proxy Holders
12.9. When Proxy Holder Need Not Be Shareholder
	12.10.	Deposit of Proxy
	12.11.	Validity of Proxy Vote
	12.12.	Form of Proxy
	12.13.	Revocation of Proxy
	12.14.	Revocation of Proxy Must Be Signed
	12.15.	Production of Evidence of Authority to Vote

13.	DIRECTORS
13.1. First Directors; Number of Directors
13.2. Change in Number of Directors
13.3. Directors’ Acts Valid Despite Vacancy
13.4. Qualifications of Directors
13.5. Remuneration of Directors
13.6. Reimbursement of Expenses of Directors
13.7. Special Remuneration for Directors
13.8. Gratuity, Pension or Allowance on Retirement of Director

14.	ELECTION AND REMOVAL OF DIRECTORS
14.1. Election at Annual General Meeting
14.2. Consent to be a Director
14.3. Failure to Elect or Appoint Directors
14.4. Places of Retiring Directors Not Filled
14.5. Directors May Fill Casual Vacancies
14.6. Remaining Directors’ Power to Act
14.7. Shareholders May Fill Vacancies
14.8. Additional Directors
14.9. Ceasing to be a Director
	14.10.	Removal of Director by Shareholders
	14.11.	Removal of Director by Directors

15.	ALTERNATE DIRECTORS
15.1. Appointment of Alternate Director
15.2. Notice of Meetings
15.3. Alternate for More Than One Director Attending Meetings
15.4. Consent Resolutions
15.5. Alternate Director Not an Agent
15.6. Revocation of Appointment of Alternate Director
15.7. Ceasing to be an Alternate Director
15.8. Remuneration and Expenses of Alternate Director

16.	POWERS AND DUTIES OF DIRECTORS
16.1. Powers of Management
16.2. Appointment of Attorney of Company

17.	INTERESTS OF DIRECTORS AND OFFICERS
17.1. Obligation to Account for Profits
17.2. Restrictions on Voting by Reason of Interest

17.3. Interested Director Counted in Quorum
17.4. Disclosure of Conflict of Interest or Property
17.5. Director Holding Other Office in the Company
17.6. No Disqualification
17.7. Professional Services by Director or Officer
17.8. Director or Officer in Other Corporations

18.	PROCEEDINGS OF DIRECTORS
18.1. Meetings of Directors
18.2. Voting at Meetings
18.3. Chair of Meetings
18.4. Meetings by Telephone or Other Communications Medium
18.5. Calling of Meetings
18.6. Notice of Meetings
18.7. When Notice Not Required
18.8. Meeting Valid Despite Failure to Give Notice
18.9. Waiver of Notice of Meetings
	18.10.	Quorum
	18.11.	Validity of Acts Where Appointment Defective
	18.12.	Consent Resolutions in Writing

19.	EXECUTIVE AND OTHER COMMITTEES
19.1. Appointment and Powers of Executive Committee
19.2. Appointment and Powers of Other Committees
19.3. Obligations of Committees
19.4. Powers of Board
19.5. Committee Meetings

20.	OFFICERS
20.1. Directors May Appoint Officers
20.2. Functions, Duties and Powers of Officers
20.3. Qualifications
20.4. Remuneration and Terms of Appointment

21.	INDEMNIFICATION
21.1. Definitions
21.2. Mandatory Indemnification of Eligible Parties
21.3. Indemnification of Other Persons
21.4. Non-Compliance with Business Corporations Act
21.5. Company May Purchase Insurance

22.	DIVIDENDS
22.1. Payment of Dividends Subject to Special Rights
22.2. Declaration of Dividends
22.3. No Notice Required
22.4. Record Date
22.5. Manner of Paying Dividend
22.6. Settlement of Difficulties
22.7. When Dividend Payable
22.8. Dividends to be Paid in Accordance with Number of Shares

22.9. Receipt by Joint Shareholders
	22.10.	Dividend Bears No Interest
	22.11.	Fractional Dividends
	22.12.	Payment of Dividends
	22.13.	Capitalization of Retained Earnings or Surplus

23.	ACCOUNTING RECORDS
23.1. Recording of Financial Affairs
23.2. Inspection of Accounting Records

24.	NOTICES
24.1. Method of Giving Notice
24.2. Deemed Receipt
24.3. Certificate of Sending
24.4. Notice to Joint Shareholders
24.5. Notice to Legal Personal Representatives and Trustees
24.6. Undelivered Notices

25.	SEAL
25.1. Who May Attest Seal
25.2. Sealing Copies
25.3. Mechanical Reproduction of Seal

26.	PROHIBITIONS
26.1. Application
26.2. Consent Required for Transfer of Shares or Designated Securities

v

Schedule B

DESCRIPTION OF NORTHERN ORION SUBSIDIARIES

Name	Jurisdiction	% Owned (Directly or Indirectly
Recursos Americanos Argentinos SA (Under Winding-Up Process)	Argentina	100%
Agua Rica S.A.M. (Under Winding-Up Process)	Argentina	100%
Orion del Sur S.A.	Argentina	100%
Minera Agua Rica Succursal	Argentina	100%
Northern Orion Canada Pampas Ltd.	British Columbia	100%
Northern Orion Projects Inc.	British Columbia	100%
Minera Mantua Inc.	Ontario	100%
(Not Material - pending sale)
Northern Orion Cayman Pampas Ltd.	Cayman Islands	100%
Northern Orion Argentina Holdings SA	Cayman Islands	100%
RAA Holdings SA	Cayman Islands	100%
Northern Orion Sweden AB	Sweden	100%
Copper Holdings International LLC	Delaware	100%
Minera Agua Rica LLC	Delaware	100%

B-1

Schedule C

DESCRIPTION OF NORTHERN ORION SIGNIFICANT INTEREST COMPANIES

As of the date of the Business Combination Agreement to which this Schedule C is attached, the following are the Northern Orion Significant Interest Companies:

Name	Jurisdiction	% Owned (Directly or Indirectly
Canada Pampas Ltd.	Canada	50%
Cayman Pampas Ltd.	Cayman Islands	50%

C-1

Schedule D

SUPPORT AGREEMENT

D-1

Execution Version

DAVID COHEN

- and -

ROBERT CROSS

- and -

JOHN K. BURNS

- and -

ROBERT GAYTON

- and -

MICHAEL BECKETT

- and -

RICHARD KNIGHT

- and -

HORNG DIH LEE

- and -

BRIAN MONTPELLIER

- and -

PABLO MARCET

- and -

SARGENT H. BERNER

- and -

YAMANA GOLD INC.

SUPPORT AGREEMENT

July 19th, 2007

ARTICLE 1 INTERPRETATION

1.1	Definitions
1.2	Number and Gender
1.3	Interpretation not Affected by Headings
1.4	Currency
1.5	Recitals and Schedules

ARTICLE 2 THE BUSINESS COMBINATION

2.1	Agreement Regarding Business Combination

ARTICLE 3 AGREEMENTS REGARDING TRANSFER AND VOTING

3.1	Agreement not to Dispose prior to Business Combination
3.2	Voting in respect of Business Combination
3.3	Voting

ARTICLE 4 REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of Management Parties
4.2	Yamana’s Representations and Warranties
4.3	Survival

ARTICLE 5 COVENANTS OF MANAGEMENT PARTIES

5.1	Covenants of Management Parties regarding Business Combination

ARTICLE 6 TERMINATION

6.1	Termination

ARTICLE 7 GENERAL

7.1	Disclosure
7.2	Assignment
7.3	Subsequent Acquisitions
7.4	Expenses
7.5	Damage Provisions
7.6	Exercise of Rights
7.7	Time
7.8	Notice
7.9	Governing Law
7.10	Entire Agreement
7.11	Further Assurances

7.12	Amendment and Waiver
7.13	Counterparts
7.14	Severability
7.15	Independent Legal Advice

SCHEDULE A	REPRESENTATIONS AND WARRANTIES OF THE MANAGEMENT PARTIES

SCHEDULE B	OWNED SECURITIES

SUPPORT AGREEMENT

THIS AGREEMENT made this 19th day of July, 2007.

B E T W E E N:

Each of the individuals named as Management Parties and listed on Schedule B hereto (collectively, the “Management Parties” and individually a “Management Party”)

- and -

YAMANA GOLD INC., a corporation existing under the laws of Canada (“Yamana”)

WHEREAS:

A.                                                                                  Yamana, Northern Orion Resources Inc. (“Northern Orion”) are concurrently entering into a business combination agreement (the “Business Combination Agreement”) dated as of the date of this Agreement pursuant to which Northern Orion is prepared, subject to the satisfaction of certain conditions, to complete a business combination pursuant to which the holders of Northern Orion Common Shares shall become holders of Yamana Common Shares on the basis that they will receive 0.543 of a Yamana Common Share plus $0.001 in cash, for each one Northern Orion Common Share (the “Business Combination”).

B.                                                                                    It is one of the conditions to Yamana completing the Business Combination that the Management Parties enter into this Agreement with respect to, among other things, the voting by each Management Party (as applicable) in favour of approving the Business Combination and/or any matter that could reasonably be expected to facilitate it, in either case over all Voting Securities (as defined below) directly or indirectly beneficially owned by such Management Party, or over which control and/or direction is now or hereafter exercised by it, including all Northern Orion Common Shares issuable upon the exercise of Northern Orion Options or Northern Orion Warrants held or controlled by it including as set forth beside its name in Schedule B, in order that all Voting Securities are voted in favour of approving the Business Combination and/or any matter that could reasonably be expected to facilitate it at any Northern Orion Meeting held to approve the Business Combination in accordance with the terms hereof.

NOW THEREFORE in consideration of the premises, the covenants hereinafter contained, the sum of $1.00 and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the Parties hereto), the Parties hereto hereby agree as follows:

ARTICLE 1

INTERPRETATION

1.1                                                                               Definitions

Capitalized terms used herein and not otherwise defined shall have the meaning given in the Business Combination Agreement.  As used in this Agreement, the following terms, unless there is something in the context or subject matter inconsistent therewith, have the following meanings assigned to them:

(a)                                                                                 “Act” means the Securities Act (Ontario), as the same may be amended from time to time, superseded or replaced;

(b)                                                                                “Affiliate” has the meaning given to such term in the Act;

(c)                                                                                 “Agreement” means this agreement among the Parties hereto together with any and all schedules hereto, as the same may be amended, from time to time, and the expressions “herein”, “hereof”, “hereto” “above”, “below” and similar expressions refer to this Agreement and, where applicable, to the appropriate schedule or schedules hereto;

(d)                                                                                “Associate” has the meaning given to such term in the Act;

(e)                                                                                 “beneficially owned” or “beneficial ownership” with respect to any securities means having beneficial ownership of such securities (as determined pursuant to Part XX of the Act, disregarding the phrases “within sixty days following such date” and “within such sixty days” in subsection 90(1) of the Act and subsections 1(5) and 1(6) of the Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing;

(f)                                                                                   “Business Combination” has the meaning ascribed thereto in recital A;

(g)                                                                                “Business Combination Agreement” has the meaning given thereto in recital A;

(h)                                                                                “encumbrance” means any security interest in the nature of a mortgage, lien, charge, hypothec, assignment, pledge or other encumbrance or adverse claim of any nature whatsoever;

(i)                                                                                    “including” and “includes” shall be deemed to be followed by the statement “without limitation” and neither of such terms shall be construed to limit any word or statement which it follows to the specific or similar items or matters immediately following it;

(j)                                                                                    “Management Parties” and “Management Party” have the meaning ascribed to such terms in the recitals hereof;

(k)                                                                                 “Owned Securities” means in respect of each Management Party, except as disclosed in writing to Yamana on the date hereof, Northern Orion Common Shares and other securities of Northern Orion, including Northern Orion Options and Northern Orion

2

Warrants, that are directly or indirectly beneficially owned by such Party hereto or over which control or direction is exercised by such Party, which as at the date hereof are more particularly set forth in Schedule B, and includes any Northern Orion Common Shares and other securities of Northern Orion acquired after the date hereof.  For greater certainty, a Party shall not have control or direction over securities solely because the Party has been appointed as a proxy by some other Person for the purpose of voting Northern Orion Common Shares at a meeting of shareholders of Northern Orion;

(l)                                                                                    “Party” means a party to this Agreement and “Parties” means all parties to this Agreement;

(m)                                                                              “Person” includes an individual, partnership, association, body corporate, joint venture, business organization, trust, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity recognized by law;

(n)                                                                                “Securities Legislation” means the Act and the equivalent Laws in the other provinces and territories of Canada and the equivalent state and federal Laws in the United States;

(o)                                                                                “Transfer” means, with respect to a security, the sale, transfer, pledge, hypothecation, encumbrance, assignment or disposition of such security or the beneficial ownership thereof, the offer to make such a sale, transfer or other disposition and any option, agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing; and

(p)                                                                                “Voting Securities” has the meaning ascribed thereto in Section 3.2.

1.2                                                                              Number and Gender

Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3                                                                               Interpretation not Affected by Headings

The division of this Agreement into Articles, Sections, subsections, clauses, subclauses and Schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4                                                                              Currency

All statements of or references to dollar amounts in this Agreement are, unless otherwise specified, to lawful money of Canada.

3

1.5                                                                              Recitals and Schedules

The recitals and each of the Schedules annexed hereto form part of this Agreement.

ARTICLE 2

THE BUSINESS COMBINATION

2.1                                                                              Agreement Regarding Business Combination

Subject to the terms and conditions of the Business Combination Agreement, Yamana shall co-operate with Northern Orion to effect the Business Combination and holders of outstanding Northern Orion Common Shares, Northern Orion Warrants and Northern Orion Options shall be entitled to receive Yamana Common Shares as contemplated in the Business Combination Agreement.

ARTICLE 3

AGREEMENTS REGARDING TRANSFER AND VOTING

3.1                                                                              Agreement not to Dispose prior to Business Combination

(a)                                 Each Management Party unconditionally and irrevocably agrees, severally and not jointly or jointly and severally, that from and after the date hereof, except as contemplated by this Agreement, such Party will not Transfer or agree to Transfer any Owned Securities (other than an exercise, conversion or exchange of any Northern Orion Warrants, Northern Orion Options or Northern Orion SARs in accordance with their terms which, for greater certainty, will be subject to this Agreement upon their conversion, exchange or exercise in or for Northern Orion Common Shares) other than with Yamana’s prior written consent, acting reasonably, or except as disclosed in writing to Yamana on the date hereof, or vote in any manner any such Owned Securities in respect of the Business Combination other than pursuant to this Agreement. If any Transfer is consented to by Yamana, it shall be a condition precedent to such Transfer that the transferee agree to be bound by the terms of this Agreement to the same extent as the transferring Management Party is bound. Each Management Party agrees that any Northern Orion Common Shares, Northern Orion Warrants and Northern Orion Options acquired by him or her, or over which beneficial ownership and/or direction or control is directly or indirectly exercised, shall be subject to the provisions of this Agreement.

(b)                                Each Management Party unconditionally and irrevocably agrees, severally and not jointly or jointly and severally, that from and after the date hereof, except as contemplated by this Agreement, such Party will not grant any proxy or power-of-attorney whatsoever with respect to any Owned Securities.

3.2                                                                              Voting in respect of Business Combination

(a)                                 Each Management Party unconditionally and irrevocably agrees that from and after the date hereof until this Agreement is terminated pursuant to section 6.1

4

hereof, (i) at such time or times as Northern Orion conducts a Northern Orion Meeting or otherwise seeks approval of its shareholders for the purpose of approving the Business Combination, such Management Party will vote (or grant a proxy in form satisfactory to Yamana as contemplated by section 3.3 hereof) all Owned Securities over which such Management Party has voting power and which are entitled to be voted at such meeting (“Voting Securities”) in favour of approving the Business Combination and/or any matter that could reasonably be expected to facilitate it, and (ii) such Management Party will at any meeting of Northern Orion shareholders vote all of such Management Party’s Voting Securities against, and such Management Party will not vote in favour of and will vote against any Acquisition Proposal or any action that would delay, prevent or frustrate the Business Combination. Without limiting the foregoing, it is understood that the obligations under clause (i) and (ii) above shall remain applicable in respect of each meeting of Northern Orion shareholders duly called for the purpose of approving the Business Combination or an Acquisition Proposal and/or any matter that could reasonably be expected to facilitate either one.

3.3                                                                              Voting

(a)                                   Each of the Management Parties severally and irrevocably covenants and agrees in favour of Yamana to vote or to cause to be voted its Voting Securities in favour of the Business Combination at the Northern Orion Meeting, including in connection with any separate vote of any separate class of securityholders that may be required to be taken and of which class such Management Party forms a part.  Each of the Management Parties severally and irrevocably covenants and agrees in favour of Yamana that unless this Agreement is terminated in accordance with its terms:

(i)                       not later than five days prior to the date of the Northern Orion Meeting, it shall deliver or cause to be delivered (including by instructing the participant in the book entry system operated by The Canadian Depository for Securities Limited or The Depositary Trust Company through which it holds its Voting Securities to arrange for such delivery) to Northern Orion, with a copy to Yamana concurrently, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Business Combination and, if applicable, to vote against any Acquisition Proposal;

(ii)                    such proxy or proxies shall name such individuals as may be designated by Yamana; and

(iii)                 such proxy or proxies will not be revoked without the written consent of Yamana.

(b)                                  Each of the Management Parties covenants that it will not exercise any rights of dissent provided under the Plan of Arrangement, any applicable laws or

5

otherwise in connection with the approval of the Business Combination considered at the Northern Orion Meeting.

(c)                                   Each Management Party represents and warrants to Yamana that any proxies dated prior to the date of this Agreement given in respect of such party’s Voting Securities are not irrevocable, and hereby revokes any and all such proxies still in effect.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1                                                                              Representations and Warranties of Management Parties

Each Management Party, severally and not jointly, makes the representations and warranties to Yamana set forth in Schedule A.  Each Management Party acknowledges that Yamana is relying on such representations and warranties in entering into this Agreement and for Yamana to enter into the Business Combination Agreement.

4.2                                                                              Yamana’s Representations and Warranties

Yamana represents and warrants to the Management Parties that:

(a)                                 Yamana is a corporation duly continued, organized and validly subsisting under the laws of Canada; and

(b)                                Yamana has good and sufficient power, authority and right to enter into and deliver this Agreement and that this Agreement has been duly executed and delivered by Yamana and is a legal, valid and binding obligation enforceable against it in accordance with the terms hereof.

4.3                                                                              Survival

The representations and warranties of the Management Parties and of Yamana set out in Sections 4.1 and 4.2 shall survive and shall continue in full force and effect for the benefit of the Management Parties and Yamana, respectively, until the earlier to occur of (i) the completion of the Business Combination; and (ii) the termination of this Agreement.

ARTICLE 5

COVENANTS OF MANAGEMENT PARTIES

5.1                                                                              Covenants of Management Parties regarding Business Combination

In consideration of Yamana entering into the Business Combination Agreement and this Agreement, each Management Party agrees, in its capacity as a shareholder of Northern Orion, from and after the date hereof until the termination of this Agreement:

(a)                                 not to exercise any rights of dissent that may be available to it under applicable Law in connection with the Business Combination;

6

(b)                                to forthwith notify Yamana in writing upon the acquisition of any additional Northern Orion Common Shares, Northern Orion Warrants or Northern Orion Options other than the conversion, exchange or exercise of Northern Orion Warrants or Northern Orion Options;

(c)                                 to take all reasonable action necessary to (i) permit (a) such Party’s Owned Securities to be acquired pursuant to the Business Combination and (b) the voting of such Party’s Voting Securities in accordance with the terms of this Agreement and (ii) prevent such Party’s Owned Securities from becoming subject to any encumbrance; and

(d)                                that it will promptly notify Yamana in writing upon any representation or warranty of it contained in this Agreement becoming untrue in any material respect or upon an obligation of such Party not being complied with in any material respect, provided that nothing in this Section 5.1 shall prevent the Management Party, if a director or officer of Northern Orion, from taking any action, from considering, negotiating and authorizing an Acquisition Proposal in a manner consistent with the terms of, and as permitted by, the Business Combination Agreement.

Each Management Party hereby acknowledges that it is aware that Northern Orion has agreed in sections 6.01 and 6.02 of the Business Combination Agreement that Northern Orion shall not except in certain enumerated circumstances, directly or indirectly, through any officer, director, employee, representative, advisor or agent (which would include the Management Parties), make, solicit, initiate, facilitate, entertain, encourage or promote any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to an Acquisition Proposal and that any such action by a Management Party contrary to section 6.01 or 6.02 of the Business Combination Agreement would constitute a serious breach of the Business Combination Agreement.

ARTICLE 6

TERMINATION

6.1                                                                              Termination

This Agreement shall terminate on the earliest to occur of the following:

(a)                                 the date upon which the Business Combination is completed;

(b)                                the date upon which there is a Change in Recommendation under the Business Combination Agreement;

(c)                                 the date upon which Yamana and the Management Parties mutually agree to terminate this Agreement;

(d)                                the date upon which this Agreement is terminated by Yamana (in its sole discretion); or

7

(e)                                 the date upon which the Business Combination Agreement is terminated in accordance with its terms.

The obligations of the Parties under Section 7.1 hereof shall survive the termination of this Agreement, notwithstanding anything herein to the contrary.

ARTICLE 7

GENERAL

7.1                                                                              Disclosure

No press release or other disclosure (public or otherwise) with respect to the existence or details of this Agreement shall be made by Yamana without the prior written consent of the Management Party, except to the extent required by applicable Law.  Each Management Party acknowledges and agrees that a summary of this Agreement and the negotiations leading to its execution and delivery must appear in the disclosure material relating to the Business Combination and the fact that the Management Parties have entered into this Agreement may appear in the press release announcing the Business Combination. No press release or other disclosure (public or otherwise) with respect to this Agreement, the Business Combination Agreement and the transactions contemplated therein or with respect to Yamana shall be made by any Management Party without the prior written consent of Yamana.

7.2                                                                              Assignment

Yamana may assign its rights under this Agreement to any of its Affiliates but, notwithstanding any such assignment, shall remain liable to the other Parties hereto for any default in performance by the assignee.  This Agreement shall not otherwise be assignable by any other Party hereto without the prior written consent of Yamana.  This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by the Parties hereto and their respective successors, permitted assigns, heirs, executors and personal representatives, as the case may be.

7.3                                                                              Subsequent Acquisitions

Each Management Party agrees that this Agreement and the respective rights and obligations of such Management Parties hereunder shall attach to any Northern Orion Common Shares, Northern Orion Warrants and Northern Orion Options that may become directly or indirectly beneficially owned by such Management Party or over which control or direction may be acquired by such Party.

7.4                                                                              Expenses

All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by Yamana.

8

7.5                                                                              Damage Provisions

Each Party acknowledges and agrees that in the event of any breach of this Agreement, Yamana would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that (i) each Management Party will waive, in any action for specific performance, the defence of adequacy of a remedy at law, and (ii) Yamana shall be entitled, in lieu of any other remedy to which it may be entitled at law or in equity, to compel specific performance of this Agreement.

7.6                                                                              Exercise of Rights

All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any Party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such Party. The failure of any Party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other Party hereto with its obligations hereunder, and any custom or practice of the Parties at variance with the terms hereof, shall not constitute a waiver by such Party of its right to exercise any such or other right, power or remedy or to demand such compliance.

7.7                                                                              Time

Time shall be of the essence of this Agreement.

7.8                                                                              Notice

Any notice, demand or other communication required or permitted to be given or made hereunder shall be in writing and shall be delivered personally or by courier (delivery confirmed) during normal business hours on a Business Day and left with a receptionist or other responsible employee at the relevant address set forth below or sent by facsimile or other means of recorded electronic communication (provided such transmission is confirmed), in the case of:

(a)                                 the Management Parties, addressed in each case to the attention of the relevant Management Party at the facsimile number set forth in Schedule B.

9

(b)                                Yamana, addressed as follows:

Yamana Gold Inc.
150 York Street
Suite 1102
Toronto, ON  M5H 3S5

Attention:	Peter Marrone, Chairman & CEO
Facsimile:	(416) 815-0021

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

2100 Scotia Plaza

40 King Street West

Toronto, Ontario

M5H 3C2

Attention:	Mark Bennett
Facsimile:	(416) 350-6933

Any notice, demand or other communication so given shall be deemed to have been given or made and received on the day of delivery, if so delivered, and on the day of sending by facsimile or other means of recorded electronic communication (provided such day is a Business Day and, if not, on the first Business Day thereafter).  Any Party may from time to time change its address for notice by notice to the other Parties hereto given in the manner aforesaid.

7.9                                                                              Governing Law

This Agreement and the rights and obligations of the Parties hereto shall be governed by and construed and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.  Each Party hereto irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of Ontario with respect to any matter arising hereunder or related hereto.

7.10                                                                       Entire Agreement

This Agreement shall constitute the entire agreement between the Parties hereto with respect to the subject matter hereof and there are no warranties, representations, terms, conditions or collateral agreements with respect to the subject matter hereof, express or implied, between Yamana on the one hand and any of the Management Parties on the other hand, other than as expressly set forth in this Agreement.

7.11                                                                       Further Assurances

Each of the Parties hereto shall, from time to time, execute and deliver all such further documents and instruments and do all acts and things as the other Parties may, either before or after the completion of the Business Combination, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

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7.12                                                                       Amendment and Waiver

No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by all of the Parties hereto and no waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

7.13                                                                       Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Delivery of an executed counterpart of the signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement, and any Party delivering an executed counterpart of the signature page to this Agreement by facsimile to any other Party shall thereafter also promptly deliver a manually executed original counterpart of this Agreement to such other Party, but the failure to deliver such manually executed original counterpart shall not affect the validity, enforceability or binding effect of this Agreement.

7.14                                                                       Severability

If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

7.15                                                                       Independent Legal Advice

Each Management Party acknowledges that:

(a)                                 he/she has: (i) read this Agreement in its entirety, understands it and agrees to be bound by its terms and conditions; and (ii) been granted the opportunity to ask questions of, and to receive answers from, Northern Orion’s legal counsel concerning the terms and conditions of this Agreement;

(b)                                such Management Party has been advised by Northern Orion’s legal counsel to seek independent legal advice with respect to such Management Party executing and delivering this Agreement and such Management Party has received such advice or has, without undue influence, elected to waive the benefit of any such advice; and

(c)                                 such Management Party is entering into this Agreement voluntarily.

[Signatures on following page]

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IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

SIGNED, SEALED AND DELIVERED in the	)	DAVID COHEN
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SIGNED, SEALED AND DELIVERED in the	)	ROBERT CROSS
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SIGNED, SEALED AND DELIVERED in the	)	JOHN K. BURNS
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SIGNED, SEALED AND DELIVERED in the	)	ROBERT GAYTON
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SIGNED, SEALED AND DELIVERED in the	)	MICHAEL BECKETT
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SIGNED, SEALED AND DELIVERED in the	)	RICHARD KNIGHT
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SIGNED, SEALED AND DELIVERED in the	)	HORNG DIH LEE
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SIGNED, SEALED AND DELIVERED in the	)	BRIAN MONTPELLIER
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SIGNED, SEALED AND DELIVERED in the	)	PABLO MARCET
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SIGNED, SEALED AND DELIVERED in the	)	SARGENT H. BERNER
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YAMANA GOLD INC.

By:
Name:
Title:

By:
Name:
Title:

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SCHEDULE A TO SUPPORT AGREEMENT
REPRESENTATIONS AND WARRANTIES
OF THE MANAGEMENT PARTIES

Each Management Party, severally and not jointly, represents and warrants to Yamana as an inducement to Yamana to enter into this Agreement and for Yamana to enter into the Business Combination Agreement that:

(a)                                  he or she has full legal capacity to enter into this Agreement and to complete the transactions and perform his or her obligations contemplated hereby and this Agreement has been duly executed and delivered by the Management Party;

(b)                                 upon the due execution and delivery of this Agreement by Yamana, this Agreement shall be a valid and binding agreement of the Management Party enforceable by Yamana against the Management Party in accordance with its terms;

(c)                                  there is no bankruptcy or other similar proceeding pending or in progress or, to the knowledge of such Management Party threatened against such Management Party before any court, regulatory or administrative agency or tribunal;

(d)                                 neither the entering into this Agreement nor the performance by the Management Party of any of his or her obligations hereunder will constitute a breach of or violate or require any consent or constitute a default (whether after notice or lapse of time or both) under (i) any Laws to which the Management Party or any of his or her properties or assets are subject, (ii) any mortgage, bond, indenture, agreement, instrument, obligation or any other document to which such Management Party is a party or by which any of his/her properties or assets are or may become bound, or (iii) any judgement, order, injunction, decree or award of any Governmental Entity that is binding on such Management Party that would impair his or her ability to perform his or her obligations under this Agreement;

(e)                                  the Management Party owns or exercises control or direction over the number of Owned Securities set forth opposite his/her name in Schedule B hereto, has the exclusive right to vote and grant proxies in respect thereof as contemplated by this Agreement, such Owned Securities are not subject to any encumbrance, and at the time such Owned Securities are acquired by Yamana under the Business Combination, the Management Party will have a good and marketable title to such Owned Securities free and clear of all encumbrances of any nature and any voting agreements (other than as created pursuant to this Agreement);

(f)                                    except as disclosed in writing to Yamana neither the Management Party (including any of his or her Affiliates or Associates that own Northern Orion Common Shares, Northern Orion Warrants or Northern Orion Options) nor any of his or her Affiliates nor Associates beneficially owns or exercises control or direction over, directly or indirectly, any securities of Northern Orion except as set out in Schedule B hereto;

(g)                                 other than as contemplated by this Agreement, he or she is not currently obligated to grant and has not granted and does not have outstanding any proxy in respect of any of the Owned Securities and he or she has not, nor have any of its Affiliates or Associates that own Northern Orion Common Shares or Northern Orion Options entered into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind as to the Owned Securities;

(h)                                 no consent, waiver, approval, authorization or exemption of or by, or filing with, or notification to any governmental, administrative or regulatory authority is required to be made or obtained by him or her in connection with (i) the execution and delivery by it and the enforcement against it of this Agreement, or (ii) the consummation of any transactions by him or her provided for herein or contemplated hereby, that, if not obtained, would impair his or her ability to perform his or her obligations under this Agreement; and

(i)                                     none of the Owned Securities held by the Management Party is the subject of any commitment, undertaking or agreement, the terms of which would affect in any way the ability of such Management Party to perform his or her obligations with respect to such Owned Securities as set out in this Agreement or, once acquired by Yamana Subco, affect the ability of Yamana Subco to vote or otherwise enjoy full rights of ownership thereof.

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SCHEDULE B TO SUPPORT AGREEMENT
OWNED SECURITIES

The following chart indicates the number of Owned Securities beneficially owned, directly or indirectly, by each Management Party or over which such person exercises control or direction (please provide the details of any indirect ownership).

Management Party [NTD: Please add address for delivery]	Number of Northern Orion Common Shares	Number of Northern Orion Options	Number of Northern Orion Warrants
David Cohen	0	4,100,000	0
Robert Cross	25,000	500,000	0
John K. Burns	0	250,000	0
Robert Gayton	4,000	475,000	0
Michael Beckett	15,000	450,000	0
Richard Knight	0	1,000,000	0
Horng Dih Lee	0	1,450,000	0
Brian Montpellier	415	1,100,000	0
Pablo Marcet	0	1,300,000	0
Sargent H. Berner	50,500	290,000	0
TOTALS:	94,915	10,665,000	0